Exhibit 99.1

知乎
Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code : 2390



2022
ANNUAL REPORT

CONTENT

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Mr. Yuan Zhou (周源)
  (Chairman and Chief Executive Officer)
Mr. Dahai Li (李大海)
Mr. Wei Sun (孫偉)
  (resigned with effect from December 31, 2022)
Mr. Henry Dachuan Sha (沙大川)
  (appointed with effect from December 31, 2022)

NON-EXECUTIVE DIRECTORS

Mr. Zhaohui Li (李朝暉)
Mr. Dingjia Chen (陳定佳)
  (resigned with effect from March 7, 2023)
Mr. Bing Yu (于冰)
  (appointed with effect from March 7, 2023)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hanhui Sam Sun (孫含暉)
Ms. Hope Ni (倪虹)
Mr. Derek Chen

AUDIT COMMITTEE

Mr. Hanhui Sam Sun (孫含暉) *(Chairman)*
Ms. Hope Ni (倪虹)
Mr. Derek Chen

COMPENSATION COMMITTEE

Mr. Yuan Zhou (周源)
Mr. Hanhui Sam Sun (孫含暉) *(Chairman)*
Ms. Hope Ni (倪虹)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Hanhui Sam Sun (孫含暉)
Ms. Hope Ni (倪虹) *(Chairwoman)*
Mr. Derek Chen

COMPANY SECRETARY

Mr. Peng Qi (祁鵬)
  (resigned with effect from November 1, 2022)
Ms. Yee Wa Lau (劉綺華)

AUTHORISED REPRESENTATIVES

Mr. Wei Sun (孫偉)
  (resigned with effect from December 31, 2022)
Mr. Henry Dachuan Sha (沙大川)
  (appointed with effect from December 31, 2022)
Ms. Yee Wa Lau (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

A5 Xueyuan Road
Haidian District
Beijing 100083
China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

CORPORATE INFORMATION

LEGAL ADVISORS

As to Hong Kong law
Clifford Chance
27th Floor, Jardine House
One Connaught Place
Hong Kong

As to U.S. law
Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

As to Cayman Islands law
Maples and Calder (Hong Kong) LLP
26th Floor, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

As to PRC law
Commerce & Finance Law Offices
12-14th Floor, China World Office 2
No. 1 Jianguomenwai Avenue
Beijing
PRC

COMPLIANCE ADVISOR

Guotai Junan Capital Limited
27/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shop 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

PRINCIPAL BANKS

Ping An Bank, Beijing Dongzhimen branch
A-C, 6/F, Dongfang Yinzuo Office Building
48 Dongzhimenwai Street
Dongcheng District
Beijing
China

Citic Bank, Beijing Dongdaqiao branch
18 Gongti East Road
Chaoyang District
Beijing
China

STOCK CODE

HKEX: 2390
NYSE: ZH

COMPANY WEBSITE

ir.zhihu.com

KEY HIGHLIGHTS

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended December 31,			
	2019	2020	2021	**2022**
	(RMB in thousand)			
Revenues	670,511	1,352,196	2,959,324	**3,604,919**
Gross profit	312,270	757,797	1,553,901	**1,808,052**
Loss from operations	(1,058,475)	(602,881)	(1,390,709)	**(1,603,751)**
Loss before income tax	(1,004,180)	(516,470)	(1,293,437)	**(1,564,220)**
Net loss	(1,004,220)	(517,550)	(1,298,880)	**(1,578,403)**
Net loss attributable to Zhihu Inc.'s shareholders	(1,431,001)	(1,198,284)	(1,469,465)	**(1,581,157)**
Total comprehensive loss	(1,008,241)	(660,876)	(1,442,070)	**(1,305,093)**
Total comprehensive loss attributable to Zhihu Inc.'s shareholders	(1,435,022)	(1,341,610)	(1,612,655)	**(1,307,847)**
Adjusted loss from operations[1]	(878,785)	(422,791)	(837,864)	**(1,218,803)**
Adjusted net loss[1]	(824,530)	(337,460)	(747,130)	**(1,195,855)**

Note:

(1) The adjusted loss from operations and adjusted net loss are defined by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses.

KEY HIGHLIGHTS

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,			
	2019	2020	2021	**2022**
		(RMB in thousand)		
Assets				
Current assets	3,901,952	3,720,166	8,334,165	**7,319,799**
Non-current assets	82,354	41,275	471,000	**336,440**
Total assets	3,984,306	3,761,441	8,805,165	**7,656,239**
Liabilities, mezzanine equity and shareholders' (deficit)/equity				
Current liabilities	763,040	1,014,568	1,897,714	**1,824,841**
Non-current liabilities	2,893	–	169,302	**137,130**
Total liabilities	765,933	1,014,568	2,067,016	**1,961,971**
Total mezzanine equity	7,210,614	7,891,348	–	**–**
Total Zhihu Inc.'s shareholders' (deficit)/equity	(3,992,241)	(5,144,475)	6,730,654	**5,653,696**
Non-controlling interests	–	–	7,495	**40,572**
Total shareholders' (deficit)/equity	(3,992,241)	(5,144,475)	6,738,149	**5,694,268**
Total liabilities, mezzanine equity and shareholders' (deficit)/equity	3,984,306	3,761,441	8,805,165	**7,656,239**

KEY HIGHLIGHTS

	For the Year Ended December 31,		
	2022	2021	Change (%)
	(RMB in thousands, except percentages)		
Total revenues	**3,604,919**	2,959,324	21.8%
Gross profit	**1,808,052**	1,553,901	16.4%
Loss from operations	**(1,603,751)**	(1,390,709)	15.3%
Net loss	**(1,578,403)**	(1,298,880)	21.5%
Non-GAAP financial measures:			
Adjusted loss from operations[1]	**(1,218,803)**	(837,864)	45.5%
Adjusted net loss[1]	**(1,195,855)**	(747,130)	60.1%

	For the Year Ended December 31,		
	2022	2021	Change (%)
	(in millions)		
Average monthly active users (MAUs)[2]	**101.3**	95.9	5.6%
Average monthly subscribing members[3]	**9.8**	5.1	93.2%

Notes:

(1)   The adjusted loss from operations and adjusted net loss are defined by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses.

(2)   MAUs refers to the sum of the number of mobile devices that launch our mobile app at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

(3)   Monthly subscribing members refers to the number of our Yan Selection (鹽選) members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

KEY HIGHLIGHTS

NON-GAAP FINANCIAL MEASURES

In evaluating its business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company's management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as it helps the Company's management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP measures has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP.

The following table sets forth the unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Year Ended December 31,	
	2022	2021
	(RMB in thousands)	
Loss from operations	**(1,603,751)**	(1,390,709)
Add:		
Shared-based compensation expenses	**373,895**	548,465
Amortization of intangible assets resulting from business acquisition	**11,053**	4,380
Adjusted loss from operations	**(1,218,803)**	(837,864)
Net loss	**(1,578,403)**	(1,298,880)
Add:		
Shared-based compensation expenses	**373,895**	548,465
Amortization of intangible assets resulting from business acquisition	**11,053**	4,380
Tax effects on non-GAAP adjustments	**(2,400)**	(1,095)
Adjusted net loss	**(1,195,855)**	(747,130)

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

Zhihu is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. We continued to cultivate the creation of fulfilling content, enhance the experience of our users and content creators, upgrade our technical infrastructure, and further enhance community culture. Despite the negative impact of the COVID-19 pandemic and macroeconomic uncertainties, we delivered business expansion and growth in 2022. At the same time, our refined content creation utilities and operations as well as our strengthened content creator support helped further encourage content creation. All the above effectively contributed to boosting the sustained vitality and prosperity of our community ecosystem. We had an average MAUs of 101.3 million in 2022, and our 63.1 million cumulative content creators contributed 505.9 million Q&As covering over 1,000 verticals as of December 31, 2022.

Our content-centric model continued to demonstrate its significant growth potential, with total revenues increasing by 21.8% year-over-year to RMB3.6 billion in 2022. In particular, our paid membership remained strong growth momentum with an increase in revenue by 84.1% year-over-year to RMB1.2 billion in 2022, compared to RMB668.5 million in 2021. Vocational training further increased its contribution to our total revenues, from RMB45.8 million in 2021 to RMB248.3 million in 2022. Our content-commerce solutions services remained growing in 2022 despite the negative impact of COVID-19 in China. The multiple growth engines in our business model position us well for resilient and sustainable growth.

Zhihu Content

We believe that the quality of Zhihu content is vital to our business. We strive to inspire and support our content creators, especially the active creators to constantly contribute to our high-quality content library and to expand their creative horizons to cover more consumption scenarios within Zhihu community.

We leverage a technology-driven approach to optimize the operation of our fulfilling content and follow up to re-assess such content. We will continue to apply our technical capabilities, including artificial intelligence, natural language processing, and machine learning to further embrace the potential growth opportunities.

In 2022, we initiated new content format to encourage our community users to create more short-form content. In addition, we diligently expand premium content offerings to satisfy the demand of our increasing subscribing members, which incentivizes our content creators and strengthens our brand image.

Zhihu Users

Our content continued to enable us to expand our diverse user base, while maintaining user engagement and loyalty. We integrate our growth strategies with all aspects of our operations, including our branding efforts. Our sales and marketing teams collaborate systematically with our growth management team to execute the strategies and optimize user acquisition.

We deploy multi-dimensional user growth strategies to complement our word-of-mouth referrals, such as brand marketing, targeted campaigns, and pre-installations on mobile devices. To keep up with the dynamic market conditions and competitive landscape, we continually review and refine our user growth strategy. Our content-centric approach to boost our brand recognition and marketing also includes cooperation with celebrities, targeted event campaigns, fans events, etc.

BUSINESS REVIEW AND OUTLOOK

We are delighted to see encouraging performance across a range of user growth metrics, including our users base and user engagement. Our average MAUs increased by 5.6% from 95.9 million in 2021 to 101.3 million in 2022. Average monthly viewers grew by 20.6% from 503.6 million in 2021 to 607.4 million in 2022. Our users are young and diversified. As of December 31, 2022, more than 74% of our average MAUs were under 30, and female users accounted for 48.5% of our MAUs in December 2022.

Content Creators

The Zhihu brand has inspired our users to contribute and become content creators. We strive to continually empower them to generate content and encourage content diversity.

We continued to support the different needs of content creators at different stages. In addition, we provide ongoing support and guidance to content creators to increase the frequency of content creation, including rewarding them financially for their creative works through various channels. We continually developed various and customized incentive plans to better address and meet the needs of our content creators, such as Haiyan Plan (海鹽計劃) and Zhizhi Plan (致知計劃), which provide our content creators with an array of functional tools, better traffic support, and streamlined access to diversified monetization channels. As of December 31, 2022, Zhihu had 63.1 million cumulative content creators, who had contributed 505.9 million Q&As covering over 1,000 verticals.

Monetization

The ever-growing Zhihu content provides us with an avenue for monetization. Our content-centric monetization channels currently include online advertising, paid membership, content-commerce solutions, vocational training, and other services such as sales of our private label products and book series. We continued to improve the capabilities of our current monetization channels by improving the effectiveness of online advertising based on more accurate distribution to users and more diverse advertising products, expanding our premium content library for paid membership services, and providing merchants and brands with better content-centric marketing solutions and higher marketing effectiveness. In 2022, we further diversified our monetization and completed our preliminary layout of vocational training business for our longer-term development. For detailed discussion of our results, see "Management Discussion and Analysis."

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the Latest Practicable Date.

BUSINESS OUTLOOK

Looking ahead to 2023, we will continue to diversify our content format to encourage more content creation. We will provide more support to the professional user generated content (or "PUGC") and enhance the professional users' experience in our community. By implement our strategy in both PUGC and content eco-system, we believe our user base will keep growing and become more diversified. Meanwhile, we will continue to strengthen our multiple growth engines to attract new paying users and to offer enhanced marketing service products. By diversifying our monetization model into paid membership and vocational training business, our revenue growth will be more resilient and sustainable. Furthermore, by continuing to refine our operational efficiency, we expect to drive the healthy and sustainable growth of our business in the coming year.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2022	2021
	(RMB in thousands)	
Revenues:		
Advertising	**926,296**	1,160,886
Paid membership	**1,230,804**	668,507
Content-commerce solutions	**1,030,184**	973,986
Vocational training	**248,266**	45,823
Others	**169,369**	110,122
Total revenues	**3,604,919**	2,959,324
Cost of revenues	**(1,796,867)**	(1,405,423)
Gross profit	**1,808,052**	1,553,901
Selling and marketing expenses	**(2,026,468)**	(1,634,733)
Research and development expenses	**(763,362)**	(619,585)
General and administrative expenses	**(621,973)**	(690,292)
Total operating expenses	**(3,411,803)**	(2,944,610)
Loss from operations	**(1,603,751)**	(1,390,709)
Other income/(expenses):		
Investment income	**70,380**	59,177
Interest income	**68,104**	31,305
Fair value change of financial instruments	**(176,685)**	27,846
Exchange gains/(losses)	**71,749**	(16,665)
Others, net	**5,983**	(4,391)
Loss before income tax	**(1,564,220)**	(1,293,437)
Income tax expense	**(14,183)**	(5,443)
Net loss	**(1,578,403)**	(1,298,880)
Net income attributable to non-controlling interests	**(2,754)**	–
Accretions of convertible redeemable preferred shares to redemption value	**–**	(170,585)
Net loss attributable to Zhihu Inc.'s shareholders	**(1,581,157)**	(1,469,465)

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2022	2021
	(RMB in thousands)	
Other comprehensive income/(loss):		
Foreign currency translation adjustments	**273,310**	(143,190)
Total other comprehensive income/(loss)	**273,310**	(143,190)
Total comprehensive loss	**(1,305,093)**	(1,442,070)
Net income attributable to non-controlling interests	**(2,754)**	–
Accretions of convertible redeemable preferred shares to redemption value	**–**	(170,585)
Comprehensive loss attributable to Zhihu Inc.'s shareholders	**(1,307,847)**	(1,612,655)

REVENUES

Our total revenues were RMB3.6 billion in 2022, representing a growth of 21.8% from RMB3.0 billion in 2021. The increase was primarily driven by the expansion of our user base, as well as our growing average revenue per MAU. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues in 2022 and 2021, respectively:

	For the Year Ended December 31,			
	2022		2021	
	RMB	**%**	RMB	%
	(in thousands, except percentages)			
Revenues				
Advertising	**926,296**	**25.7**	1,160,886	39.2
Paid membership	**1,230,804**	**34.1**	668,507	22.6
Content-commerce solutions	**1,030,184**	**28.6**	973,986	32.9
Vocational training[1]	**248,266**	**6.9**	45,823	1.6
Others[1]	**169,369**	**4.7**	110,122	3.7
Total	**3,604,919**	**100.0**	2,959,324	100.0

Note:

(1)   As we commenced to report revenue from vocational training business separately, revenue from vocational training and others in 2021 have been retrospectively re-classified for purposes of presenting in this report.

MANAGEMENT DISCUSSION AND ANALYSIS

Advertising revenue decreased by 20.2% from RMB1.2 billion in 2021 to RMB926.3 million in 2022. The decrease primarily reflected the headwinds faced by the general online advertising industry in China under the challenging macroeconomic environment in China and the COVID-19 pandemic situation in 2022.

Paid membership revenue increased significantly by 84.1% from RMB668.5 million in 2021 to RMB1.2 billion in 2022, primarily attributable to the continued growth of our subscribing members. The number of our average monthly subscribing members increased significantly from 5.1 million in 2021 to 9.8 million in 2022, demonstrating the attractiveness of our premium content library.

Content-commerce solutions revenue increased from RMB974.0 million in 2021 to RMB1,030.2 million in 2022. The increase was primarily driven by the development of our user base in 2022.

Vocational training revenue increased from RMB45.8 million in 2021 to RMB248.3 million in 2022, primarily driven by the growth of our diverse online course offerings, and the revenue contributions from our recently acquired business in 2022.

Other revenues increased substantially from RMB110.1 million in 2021 to RMB169.4 million in 2022, primarily due to the increased sales of our private label products and book series.

COST OF REVENUES

Our cost of revenues increased by 27.9% from RMB1.4 billion in 2021 to RMB1.8 billion in 2022. The increase was primarily attributable to the increase in content and operational costs to enhance our content attractiveness and the increase in cloud services and bandwidth costs.

The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues in 2022 and 2021, respectively:

	For the Year Ended December 31,			
	2022		2021	
	RMB	**%**	RMB	%
	(in thousands, except percentages)			
Cost of revenues				
Content and operational costs	**906,224**	**25.1**	750,554	25.4
Cloud service and bandwidth costs	**403,442**	**11.2**	328,346	11.1
Staff costs	**206,633**	**5.7**	142,699	4.8
Payment processing costs	**136,778**	**3.8**	74,285	2.5
Others	**143,790**	**4.0**	109,539	3.7
Total	**1,796,867**	**49.8**	1,405,423	47.5

MANAGEMENT DISCUSSION AND ANALYSIS

GROSS PROFIT AND MARGIN

In 2021 and 2022, our gross profit was RMB1.6 billion and RMB1.8 billion, respectively, and our gross profit margin was 52.5% and 50.2%, respectively. The slight decrease in our gross profit margin was primarily due to the increase of our staff costs and payment processing costs.

OPERATING EXPENSES

Total operating expenses were RMB3.4 billion in 2022, compared with RMB2.9 billion in 2021.

Selling and marketing expenses increased by 24.0% from RMB1.6 billion in 2021 to RMB2.0 billion in 2022, primarily due to our increased marketing activities to promote our products and service offerings and to strengthen Zhihu's brand awareness.

Research and development expenses increased by 23.2% from RMB619.6 million in 2021 to RMB763.4 million in 2022, primarily due to the increase in salaries and welfare of research and development personnel in 2022.

General and administrative expenses decreased by 9.9% from RMB690.3 million in 2021 to RMB622.0 million in 2022, primarily due to lower share-based compensation expenses recognized, partially offset by the increase in salaries and welfare of management personnel and the expense related to our dual primary listing on the Stock Exchange.

LOSS FROM OPERATIONS

Loss from operations was RMB1.6 billion in 2022, compared with RMB1.4 billion in 2021.

ADJUSTED LOSS FROM OPERATIONS (NON-GAAP)

Adjusted loss from operations was RMB1.2 billion in 2022, compared with RMB837.9 million in 2021.

NET LOSS

Net loss was RMB1.6 billion in 2022, compared with RMB1.3 billion in 2021.

ADJUSTED NET LOSS (NON-GAAP)

Adjusted net loss was RMB1.2 billion in 2022, compared with RMB747.1 million in 2021.

MANAGEMENT DISCUSSION AND ANALYSIS

IMPLICATIONS OF EXCHANGE RATE FLUCTUATIONS

We recorded a loss of RMB176.7 million in fair value change of financial instruments in 2022, compared with a gain of RMB27.8 million in 2021. The loss in 2022 was primarily attributable to the fair value change of financial instruments related to currency exchange options and forward contracts due to the appreciation of U.S. dollars against Renminbi in 2022.

We recorded an exchange gain of RMB71.7 million in 2022, compared with a loss of RMB16.7 million in 2021, which was primarily due to the appreciation of U.S. dollars against Renminbi.

We recorded RMB273.3 million of other comprehensive income in 2022, compared with RMB143.2 million of other comprehensive loss in 2021. Our other comprehensive income/loss included foreign currency translation adjustments. Such other comprehensive income recorded in 2022 reflected the increase in balance, expressed in Renminbi, of current assets denominated in U.S. dollars as U.S. dollars appreciated against Renminbi during the period.

LIQUIDITY AND CAPITAL RESOURCES

To date, we have financed our operations primarily through cash generated by historical equity financing. We had cash and cash equivalents, term deposits, and short-term investments of RMB7.4 billion and RMB6.3 billion as of December 31, 2021 and 2022, respectively.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,	
	2022	2021
	(RMB in thousands)	
Net cash used in operating activities	**(1,114,954)**	(440,234)
Net cash provided by/(used in) investing activities	**3,490,467**	(3,136,503)
Net cash (used in)/provided by financing activities	**(108,350)**	4,876,247
Effect of exchange rate changes on cash and cash equivalents	**101,528**	(100,169)
Net increase in cash and cash equivalents	**2,368,691**	1,199,341
Cash and cash equivalents at the beginning of the year	**2,157,161**	957,820
Cash and cash equivalents at the end of the year	**4,525,852**	2,157,161

MANAGEMENT DISCUSSION AND ANALYSIS

SIGNIFICANT INVESTMENTS

We did not make or hold any significant investments in 2022.

MATERIAL ACQUISITIONS AND DISPOSALS

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies in 2022.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

We did not have detailed future plans for significant investments or capital assets as of December 31, 2022.

GEARING RATIO

As of December 31, 2022, our gearing ratio, calculated as total interest-bearing borrowings divided by total equity, was zero.

FOREIGN EXCHANGE RISK

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We entered into several currency exchange options and forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gains/losses generated from the balances of cash and cash equivalents and term deposits denominated in U.S. dollars. Due to the appreciation of U.S. dollars against Renminbi in 2022, we record a loss of fair value change of financial instruments to currency exchange options and forward contracts on our consolidated statements of operations and comprehensive loss. See "– Implications of Exchange Rate Fluctuations."

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

MANAGEMENT DISCUSSION AND ANALYSIS

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating-rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

CONTINGENT LIABILITIES

As of December 31, 2022, we did not have any material contingent liabilities.

EMPLOYEES AND REMUNERATION

As of December 31, 2022, we had 2,515 full-time employees. The following table sets forth the total number of our employees by function as of December 31, 2022:

Function	Number of Employees	Percentage
Content and Content-Related Operations	810	32.2%
Research and Development	981	39.0%
Sales and Marketing	484	19.3%
General Administration	240	9.5%
Total	2,515	100.0%

We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.

DIRECTORS' REPORT

The Board is pleased to present this Directors' Report, together with the consolidated financial statements of the Group for the year ended December 31, 2022 (the "**Consolidated Financial Statements**").

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

As of the Latest Practicable Date, the Board comprises of eight Directors, including three executive Directors, two non-executive Directors and three independent non-executive Directors. As of the Latest Practicable Date, there are three members of senior management of the Company.

Biographical details of the Directors and senior management of the Group are set out in the section headed "Directors and Senior Management" in this annual report.

GENERAL INFORMATION

The Company was incorporated in the Cayman Islands on May 17, 2011 under the Companies Act (As Revised) of the Cayman Islands as an exempted company with limited liability. In March 2021, the Company completed its initial public offering on the New York Stock Exchange in the U.S. (NYSE Ticket: ZH). In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of the Stock Exchange (stock code: 2390).

PRINCIPAL ACTIVITIES

The Group is primarily engaged in the operation of one online content community and monetizes through paid membership services, advertising services, content-commerce solutions services and vocational training in China.

BUSINESS REVIEW

The business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the sections headed "Business Review and Outlook" and "Management Discussion and Analysis" of this annual report. Discussions on the Group's environmental policies and performance, and an account of the Group's key relationships with its stakeholders are set out in the "Environmental, Social and Governance Report" in this annual report. These discussions form part of this Directors' report. Events affecting the Company that have occurred since the end of the financial year are set out in the section headed "Important Events After the Reporting Period" in this annual report.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the Consolidated Financial Statements.

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk Factors" in the Prospectus and the Form 20-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission. Below is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond our control.

DIRECTORS' REPORT

Risks Relating to Our Business and Industry

- Our business depends on our ability to offer high-quality user-generated content for our users.

- Our success depends on our ability to attract and maintain an engaged user base.

- If we fail to maintain and strengthen our community culture, brand, and reputation, our ability to expand our user base and enhance content-centric monetization could be impaired, and our business, financial condition, and results of operations could be materially and adversely affected.

- We have incurred net loss and negative operating cash flow in the past, which may continue in the future.

- We may not be able to manage our growth effectively, which may compromise the success of our business.

- We are subject to risks associated with financing activities and liquidity.

- If we fail to retain or attract merchants and brands, or to increase their spending with us, our business, financial condition, and results of operations may be materially and adversely affected.

- We cannot assure you that our new business initiatives and monetization strategies will be successfully implemented.

- We operate in a highly competitive market, and may not be able to compete effectively.

- If we fail to keep up with the technological developments, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

- Our business is subject to complex and evolving laws and regulations regarding cybersecurity and data privacy.

Risks Relating to Our Corporate Structure

- We are a Cayman Islands holding company with no equity ownership in the Consolidated Affiliated Entities and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the Consolidated Affiliated Entities, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our ADSs thus are not purchasing equity interest in the Consolidated Affiliated Entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the Consolidated Affiliated Entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the Consolidated Affiliated Entities and, consequently, significantly affect the financial performance of our Consolidated Affiliated Entities and our company as a group.

DIRECTORS' REPORT

- Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of the Consolidated Affiliated Entities may fail to perform their obligations under our contractual arrangements.

- Our current corporate structure and business operations may be affected by the Foreign Investment Law.

Risks Relating to Doing Business in China

- Changes in China's economic, political or social conditions, or government policies could materially and adversely affect our business and results of operations.

- The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, and PRC laws, rules, and regulations can evolve quickly, which may materially and adversely affect our business, financial condition, and results of operations.

- The PRC government's oversight over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs.

- If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions in this regard, our business, financial condition, and results of operations may be materially and adversely affected.

- The PCAOB had historically been unable to inspect our Auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our Auditor in the past has deprived our investors with the benefits of such inspections.

- Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to Our Class A Ordinary Shares and the ADSs

- The trading prices of our Class A ordinary shares and the ADSs have been and may be volatile, which could result in substantial losses to investors.

- Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

DIRECTORS' REPORT

ENVIRONMENTAL POLICIES AND PERFORMANCE

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to community and achieving sustainable growth. For details of the Company's environmental policies and performance, please refer to the section Environmental, Social and Corporate Governance Report of this annual report.

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

During the Reporting Period, as far as the Board is aware, the Group has complied with the relevant laws and regulations that have a significant impact on the Group in all material respects.

CONNECTED TRANSACTIONS

We have entered into a number of continuing agreements and arrangements with our connected persons in our ordinary and usual course of business, which constitute continuing connected transactions under the Listing Rules. We set out below details of the continuing connected transactions for our Group, in compliance with the requirements of Chapter 14A of the Listing Rules.

1.   **Advertising Services**

     On April 6, 2022, Zhizhe Sihai (Beijing) Technology Co., Ltd. (智者四海(北京)技術有限公司) ("**Zhizhe Sihai**") (for itself and on behalf of other members of our Group) entered into a framework agreement (the "**Tencent Framework Agreement**") with Shenzhen Tencent Computer Systems Company Limited (深圳市騰訊計算機系統有限公司) to regulate (i) the provision of advertising services by our Group to Tencent and its affiliated companies but excluding the China Literature Group (defined below) (the "**Represented Tencent Group**") through our online platforms and the You Liang Hui (優量匯) platform or other digital advertising platforms operated by the Represented Tencent Group (the "**Tencent Advertising Platforms**"); and (ii) the provision of cloud services and technical services by the Represented Tencent Group following the Listing. Further details of the transactions are set out in the Prospectus.

     For the year ended December 31, 2022, the aggregate amount of advertising services provided to the Represented Tencent Group through our platforms and the Tencent Advertising platforms amounted to approximately RMB23.4 million.

2.   **Literary Content Cooperation with the China Literature Group**

     On April 7, 2022, Beijing Zhizhe Tianxia Technology Co., Ltd. (北京智者天下科技有限公司) ("**Zhizhe Tianxia**") (for itself and on behalf of other members of our Group) entered into a framework agreement (the "**China Literature Framework Agreement**") with Yueting Information Technology(Shanghai) Co., Ltd. (閱霆信息技術(上海)有限公司) (for itself and on behalf of the China Literature Limited (HKEX: 772), together with its subsidiaries and consolidated affiliated entities, the "**China Literature Group**") to regulate the parties' literary content cooperation following the Listing. Further details of the transactions are set out in the Prospectus.

     For the year ended December 31, 2022, the aggregate amount of literary content cooperation purchased from the China Literature Group by us amounted to approximately RMB5.1 million.

DIRECTORS' REPORT

3.   **Cloud Services and Technical Services**

Pursuant to the Tencent Framework Agreement, the Represented Tencent Group will provide cloud services and other cloud-related technical services to us for service fees. Cloud services and other cloud-related technical services include but are not limited to computing and network, cloud servers, cloud database, cloud security, monitoring and management, domain name resolution services, video services, big data and AI and other products and services. Further details of the transactions are set out in the Prospectus.

For the year ended December 31, 2022, the aggregate amount of cloud services and technical services purchased from the Represented Tencent Group by us amounted to approximately RMB132.6 million.

4.   **Contractual Arrangements**

During the Reporting Period, we conducted the operations of our Zhihu online platforms and other online platforms, our publication business, our online professional exam preparation classes and our online language exam preparation classes through our Consolidated Affiliated Entities in the PRC, which were subject to foreign investment restriction or prohibition in accordance with applicable PRC laws (the "**Relevant Business**"). The major types of Relevant Business we operated during the Reporting Period are summarised below.

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements
Zhizhe Tianxia	**Operation of our Zhihu online platforms** Zhizhe Tianxia operates our Zhihu website and the Zhihu App, through which we provide contents or information in various forms and features such as Q&As, articles, videos and live streaming. We also offer paid membership programs, advertising services, content-commerce solutions and e-commerce services through our Zhihu platforms. The relevant foreign investment requirements are as set out below. *(i) Value-added telecommunication services* The provision of contents and information through our Zhihu online platforms described above constitutes commercial internet information services, hence constituting value-added telecommunication business under the applicable PRC laws and requiring an ICP License. Zhizhe Tianxia holds an ICP License. According to the 2021 Negative List, provision of value-added telecommunication services, which include commercial internet information services pursuant to the PRC Telecommunications Regulations《中華人民共和國電信條例》, is a "restricted" business and the shareholding percentage of foreign investors in companies engaged in such services shall not exceed 50%.

DIRECTORS' REPORT

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements
	(ii) Provision of online pharmaceutical information service As the content offerings on our Zhihu platforms include pharmaceuticals information, Zhizhe Tianxia is required to hold an Internet Medicine Information Service Qualification (互聯網藥品信息服務資格證書) ("**Qualification Certificate**") under applicable PRC laws and regulations. Zhizhe Tianxia holds a Qualification Certificate. The Qualification Certificate held by Zhizhe Tianxia is of a non-commercial nature, which is not subject to foreign ownership restrictions. However, as the pharmaceuticals information is part of the contents displayed on our Zhihu platforms, it is inseparable from the value-added telecommunication services provided by Zhizhe Tianxia, the holder of such a Qualification Certificate is therefore subject to the same regulations relating to value-added telecommunication services, including the same foreign investment restrictions as described under part (i) above. ***(iii) Radio and television program production and operation*** Zhizhe Tianxia engages in the production of content in video format, which constitutes radio and television program production and operation under the applicable PRC laws and regulations. Therefore, Zhizhe Tianxia is required to hold, and has obtained, a Radio and Television Program Production and Operation License (廣播電視節目製作經營許可證). Under the 2021 Negative List, radio and television program production is a "prohibited" business for which foreign investment is not permitted. ***(iv) Operation of commercial internet culture activities*** The Zhihu website and the Zhihu App display contents in various formats including videos, games, animation and so on, which constitutes operation of commercial internet culture activities under the applicable PRC laws and regulations. The operating entity of Zhihu website and the Zhihu App therefore needs to hold an Internet Cultural Business License (網絡文化經營許可證) ("**ICB License**"). Zhizhe Tianxia, being the operator of the Zhihu website and the Zhihu App, has obtained an ICB License. Under the 2021 Negative List, operation of internet culture activities is a "prohibited" business for which foreign investment is not permitted.

DIRECTORS' REPORT

Consolidated Affiliated Entities

Business activities and relevant foreign investment requirements

(v) Internet audio-visual program services

Zhizhe Tianxia provides video and audio content on our Zhihu online platforms, which falls within the scope of internet audio-visual programs services (互聯網視聽節目服務) under the Administrative Regulations on Internet Audio-visual Program Service《互聯網視聽 節目服務管理規定》).

According to the Administrative Regulations on Internet Audio-Visual Program Service, entities that provide internet audio-visual program services shall obtain an Audio-Visual Permit or complete a registration with relevant authority. According to the Guiding Opinions on Strengthening the Standardized Management of Network Live Broadcasting《關於加強網絡直播規範管理工作的指導意見》), live streaming platforms that carry out internet audio-visual program services must hold the Audio-Visual Permit (or complete the registration in the national internet audio-visual platforms information registration and management system) and carry out an ICP filing. In addition, according to the Administrative Regulations on Internet Audio-Visual Program Service, applicants for the Audio- Visual Permit shall, among others, be state wholly owned or state-controlled. Therefore, Zhizhe Tianxia is not eligible to apply for an Audio-Visual Permit but has completed a registration in the National Internet Audio-Visual Platforms Information Registration and Management System (全國網絡視聽平台信息登記管理系統).

According to the 2021 Negative List, foreign investors are prohibited from holding equity interests in any enterprise engaging in internet audio-visual program services.

(vi) Publication operation

Zhizhe Tianxia engages in distribution of electronic publications through our Zhihu platforms as an integral part of our content offerings, which falls within publication distribution business subject to the Regulations on the Administration of the Publication Market《出版物市場管理規定》) (the "**Publication Regulations**") effective on June 1, 2016. Zhizhe Tianxia is therefore required to, and has obtained, a Publication Operation License (出版物經營許可證) under the Publication Regulations.

According to the Publication Regulations, foreign-invested enterprises are permitted to engage in publication distribution business in the PRC.

DIRECTORS' REPORT

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements
	Since the distribution of the electronic publications is an inherent part of our content offerings and must be conducted through our Zhihu platforms, it is an inseparable part of the business carried out by Zhizhe Tianxia which is subject to foreign investment prohibitions and restrictions as described above.
Tianjin Zhizhe Wanjuan Culture Co., Ltd. ("**Tianjin Zhizhe**")	**Publication business** As part of our ordinary business, we publish books leveraging on the contents generated on our Zhihu platforms. We also carry out publication related businesses such as publication distribution and sales. We conduct our publication business and publication related businesses primarily through Tianjin Zhizhe. The relevant foreign investment requirements are as set out below. *(i) Publication* To conduct businesses of publishing books, newspapers, periodicals, audio-visual products or electronic publications, or internet publishing services, a license for such online or offline business ("**Publication License**") is required under the applicable PRC laws and regulations. Tianjin Zhizhe currently engages in publication business in partnerships with third-party enterprises that hold a Publication License by entrusting such party to publish publication materials, and is in the process of applying for a Publication License and expects to carry out the publication business on its own after receiving the license. Tianjin Zhizhe will not operate any new business that is not subject to any foreign investment restrictions or prohibitions until it has obtained the Publication License or any other required license to operate such business. According to the 2021 Negative List, foreign investors are prohibited from holding equity interests in businesses of editing, publishing and production of books, newspapers, periodicals, audio-visual products and electronic publications, or internet publishing services. As we intend to continue to carry out publication business and continue to apply for a Publication License, it is impractical for us to reorganize Tianjin Zhizhe to be a foreign-invested entity as foreign-invested entities are not eligible to apply for the Publication License.

DIRECTORS' REPORT

Consolidated Affiliated Entities	Business activities and relevant foreign investment requirements

(ii) Publication operation

Tianjin Zhizhe also distributes publications, which constitutes publication distribution business and requires a Publication Operation License (出版物經營許可證) under the Publication Regulations. Tianjin Zhizhe holds a Publication Operation License.

According to the Publication Regulations, foreign-invested enterprises are permitted to engage in publication distribution business in the PRC.

However, the publication distribution business of Tianjin Zhizhe is inseparable from its publication business as Tianjin Zhizhe's experience in running publication distribution business contributes to its credentials in procuring the Publication License. Further, since the Company organizes its business contracts relating to the publication business primarily under Tianjin Zhizhe, it is operationally natural and efficient to use the same entity to distribute the publications Tianjin Zhizhe publishes.

Our Directors believe that the Contractual Arrangements are fair and reasonable because: (i) the Contractual Arrangements were freely negotiated and entered into between the WFOEs and our Consolidated Affiliated Entities; (ii) by entering into exclusive service and consultation agreements with the WFOEs, being subsidiaries of our Company, our Consolidated Affiliated Entities will enjoy better economic and technical support from us, as well as a better market reputation after Listing; and (iii) a number of other companies in the same or similar industries to those in which we operate use similar arrangements to accomplish the same purpose. The Contractual Arrangements, through which we are able to exercise control over and derive the economic benefits from our Consolidated Affiliated Entities, have been narrowly tailored to achieve our business purpose and minimize the potential for conflict with relevant PRC laws and regulations to the maximum extent.

Risks Relating to the Contractual Arrangements and actions taken to mitigate the risks
• If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;

• Our contractual arrangements may not be as effective in providing operational control as direct ownership and shareholders of the Consolidated Affiliated Entities may fail to perform their obligations under our contractual arrangements;

DIRECTORS' REPORT

- Our current corporate structure and business operations may be affected by the Foreign Investment Law;

- We may lose the ability to use, or otherwise benefit from, the licenses, approvals, and assets held by the Consolidated Affiliated Entities, which could, render us unable to conduct some or all of our business operations and constrain our growth;

- The contractual arrangements with the Consolidated Affiliated Entities may be subject to scrutiny by the tax authorities in China. Any adjustment of related party transaction pricing could lead to additional taxes, and therefore substantially reduce our consolidated profit and the value of your investment;

- The equity holders, directors, and executive officers of the Consolidated Affiliated Entities, as well as our employees who execute other strategic initiatives may have potential conflicts of interest with our company; and

- If we exercise the option to acquire equity ownership of the Consolidated Affiliated Entities, the ownership transfer may subject us to certain limitations and substantial costs.

Our Group has adopted but not limited to the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:

- major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion on an occurrence basis;

- our Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

- our Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports; and

- our Company will engage external legal advisors or other professional advisors, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOEs and our Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.

DIRECTORS' REPORT

Summary of the Material Terms of the Contractual Arrangements

A description of each of the specific agreements that comprise the Contractual Arrangements is set out below.

Exclusive Business Cooperation Agreements

Zhizhe Tianxia entered into an exclusive business cooperation agreement with Zhizhe Sihai on December 21, 2021 (the "**Exclusive Business Cooperation Agreement**"), pursuant to which Zhizhe Tianxia agrees to engage Zhizhe Sihai as its exclusive provider of business support, technical and consulting services, including without limitation technical services, network support, business consultation, intellectual property licensing, equipment and leasing, market consultancy, system integration, product research and development and system maintenance, and management consulting services relating to Zhizhe Tianxia's operations, in exchange for service fees. Under these arrangements, the service fees, subject to Zhizhe Sihai's adjustment, are equal to all of the net profit of Zhizhe Tianxia and its subsidiaries. Zhizhe Sihai may adjust the service fees at its sole discretion, after consideration of certain factors, including but not limited to the deduction of necessary costs, expenses, taxes and other statutory contribution in relation to the respective fiscal year, and may also include accumulated losses of Zhizhe Tianxia and its subsidiaries from previous financial periods. If Zhizhe Tianxia runs into financial deficit or suffers severe operation difficulties, Zhizhe Sihai will provide financial support to Zhizhe Tianxia.

Intellectual property rights are developed during the normal course of business of Zhizhe Tianxia and its subsidiaries. Pursuant to the Exclusive Business Cooperation Agreement, Zhizhe Sihai will have the exclusive and proprietary rights to all intellectual properties developed by Zhizhe Tianxia and its subsidiaries, in connection with performance of the Exclusive Business Cooperation Agreement.

Unless otherwise terminated early by Zhizhe Sihai, the Exclusive Business Cooperation Agreement will remain effective unless terminated in the event that (a) the entire equity interests held by the Registered Shareholders in Zhizhe Tianxia or the entire assets of Zhizhe Tianxia have been transferred to Zhizhe Sihai; (b) in accordance with the other provisions of the Exclusive Business Cooperation Agreement.

Shanghai Pinzhi Education Technology Co., Ltd. (上海品職教育科技有限公司) ("**Shanghai Pinzhi**") entered into an exclusive technology development, consultancy and services agreement with Shanghai Zhishi on September 7, 2021 (the "**Pinzhi Exclusive Business Cooperation Agreement**"), pursuant to which Shanghai Pinzhi agrees to engage Shanghai Zhishi as its exclusive provider of technology development, consultancy and services in exchange for service fees. The service fees shall be equal to the total consolidated net profit of Shanghai Pinzhi, after deducting the business expenses as confirmed by both parties. Shanghai Zhishi may adjust the service fees at its sole discretion, taking into account the content of the services provided during the year and the business need of Shanghai Pinzhi. Shanghai Zhishi may provide financial support to Shanghai Pinzhi to ensure Shanghai Pinzhi can meet its operational cash flow requirements and/ or to support it when it suffers operational losses. Unless otherwise terminated early by mutual agreement or pursuant to provisions set forth therein, the Pinzhi Exclusive Business Cooperation Agreement shall have a term of twenty years from the date of signing. The remaining principal terms of the Pinzhi Exclusive Business Cooperation Agreement are substantially similar to those under the Exclusive Business Cooperation Agreement as set out above. Shanghai Biban entered into an exclusive technology development, consultancy and services agreement with Shanghai Paya Information Technology Co., Ltd. (上海杷雅信息科技有限公司) ("**Shanghai Paya**") on November 9, 2021 (the "**Biban Exclusive Business Cooperation Agreement**"), the principal terms of which are substantially the same as those under the Pinzhi Exclusive Business Cooperation Agreement.

DIRECTORS' REPORT

Exclusive Option Agreements

Zhizhe Tianxia and its Registered Shareholders entered into an exclusive option agreement with Zhizhe Sihai dated December 21, 2021 (the "**Exclusive Option Agreement**"), pursuant to which Zhizhe Sihai or its designee is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Zhizhe Tianxia for a nominal price, unless the relevant government authorities or the PRC laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request. Subject to relevant PRC laws and regulations, the Registered Shareholders of Zhizhe Tianxia and/or Zhizhe Tianxia shall return any amount of purchase price they have received to Zhizhe Sihai or its designee. At Zhizhe Sihai's request, the Registered Shareholders of Zhizhe Tianxia will promptly transfer their respective equity interests in and/or the relevant assets of Zhizhe Tianxia to Zhizhe Sihai or its designee after Zhizhe Sihai exercises its purchase right. Unless otherwise terminated early by Zhizhe Sihai through written notice, the Exclusive Option Agreement will remain effective until when all the purchased equity interests and/or the relevant assets are transferred to Zhizhe Sihai and/or the designee and Zhizhe Sihai and its subsidiaries have the right to legally conduct the business of Zhizhe Tianxia according to the PRC law.

During the term of the Exclusive Option Agreement, Zhizhe Tianxia is not allowed to, and shall procure its subsidiaries not to sell, transfer, mortgage or otherwise dispose of any of its assets (exceeding the value of RMB1 million) without the prior written consent of Zhizhe Sihai. In addition, the Registered Shareholders are not allowed to request for any distributions, gains or other form of profits sharing and should forgo such distributions, gains or any other form of profits sharing within the scope permitted by the PRC law. In the event that the Registered Shareholders of Zhizhe Tianxia receive any distribution from Zhizhe Tianxia and/or its subsidiaries and subject to the PRC laws, the Registered Shareholders must immediately pay or transfer such distribution to Zhizhe Sihai or its designee. If Zhizhe Sihai exercises its purchase right, all or any part of the equity interests in and/or assets of Zhizhe Tianxia acquired would be transferred to Zhizhe Sihai and the benefits of equity ownership and/or assets, as applicable, would flow to us and our Shareholders.

As provided in the Exclusive Option Agreement, without the prior written consent of Zhizhe Sihai, Zhizhe Tianxia shall not, and shall procure its subsidiaries not to, among other things, (i) sell, transfer, pledge or dispose of in any manner any of its assets for a value more than RMB1 million; (ii) execute any material contract for a value more than RMB1 million, except any contracts in the ordinary course of business and any contracts entered into with any members of our Group; (iii) provide any loan, financial support, pledge or guarantees in any form to any third party, or allow any third party create any pledge or other security interest on its assets or equity; (iv) incur, inherit, guarantee or allow any debt that is not incurred in the ordinary course of business of Zhizhe Tianxia or not disclosed and consented to by Zhizhe Sihai; (v) enter into any consolidation or merger with any third party, or acquire or invest in any third party; (vi) increase or reduce its registered capital, or alter the structure of the registered capital in any other way. As such, the potential adverse effect on Zhizhe Sihai and us in the event of any loss suffered from Zhizhe Tianxia and/or its subsidiaries can be limited to a certain extent.

DIRECTORS' REPORT

Shanghai Pinzhi entered into an exclusive option agreement with Shanghai Zhishi on September 7, 2021 (the "**Pinzhi Exclusive Option Agreement**"), pursuant to which Shanghai Zhishi or its designee is granted an irrevocable and exclusive right to purchase all of the equity interest in and/or assets of Shanghai Pinzhi for RMB10 or the lowest amount allowed by PRC laws and regulations. The Pinzhi Exclusive Option Agreement shall take effect from the date of signing and terminate when all the purchased equity interests and/or assets are transferred to Shanghai Zhishi or its designee. The remaining principal terms of the Pinzhi Exclusive Option Agreement are substantially similar to those under the Exclusive Option Agreement, except that the materiality threshold under the Pinzhi Exclusive Option Agreement for the corporate actions that require Shanghai Zhishi's consent is RMB500 thousand or higher (rather than RMB1 million). Shanghai Biban entered into an exclusive option agreement with Shanghai Paya on November 9, 2021 (the "**Biban Exclusive Option Agreement**"), the principal terms of which are substantially the same as those under the Pinzhi Exclusive Option Agreement.

Shareholders' Rights Entrustment Agreement and Powers of Attorney
Pursuant to the shareholder's rights entrustment agreement entered into among the Registered Shareholders of Zhizhe Tianxia, Zhizhe Sihai and Zhizhe Tianxia on December 21, 2021 (the "**Shareholders' Rights Entrustment Agreement**"), and the irrevocable power of attorney executed by each of the Registered Shareholders of Zhizhe Tianxia on the same day (the "**Power of Attorney**"), whereby the Registered Shareholders appointed Zhizhe Sihai or a director of its offshore holding company or his or her successor (including a liquidator replacing such director) as their exclusive agent and attorney to act on their behalf on all matters concerning Zhizhe Tianxia and to exercise all of its rights as a registered shareholder of Zhizhe Tianxia; such attorney cannot be the Registered Shareholder himself/herself or another Registered Shareholder of Zhizhe Tianxia. These rights include (i) the right to propose, convene and attend shareholders' meetings; (ii) the right to sell, transfer, pledge or dispose of shares; (iii) the right to exercise shareholders' voting rights; and (iv) the right to appoint the legal representative (chairperson), the director, supervisor, the chief executive officer (or general manager) and other senior management members of Zhizhe Tianxia. The authorized person is entitled to sign minutes, file documents with the relevant companies registry and exercise voting rights in Zhizhe Tianxia on behalf of the relevant Registered Shareholders. As a result of the Shareholders' Rights Entrustment Agreement and the Powers of Attorney, we, through Zhizhe Sihai, are able to exercise management control over the activities that most significantly impact the economic performance of Zhizhe Tianxia. The Shareholders' Rights Entrustment Agreement and the Powers of Attorney shall automatically terminate once Zhizhe Sihai or its designee directly holds the entire equity interests in and/or the entire assets of Zhizhe Tianxia once permitted under the then PRC laws and Zhizhe Sihai or its designee is allowed to conduct the Relevant Businesses of Zhizhe Tianxia.

The Registered Shareholders of Shanghai Pinzhi each entered into a power of attorney on September 7, 2021 (the "**Pinzhi Power of Attorney**") in favor of Shanghai Zhishi, the principal terms of which are substantially similar to those under the Shareholders' Rights Entrustment Agreement as set out above except that the Pinzhi Power of Attorney shall terminate upon the earlier of (a) the relevant Registered Shareholder ceasing to be a shareholder of Shanghai Pinzhi and (b) when the attorney terminates such Power of Attorney by written notice to the relevant Registered Shareholder. The Registered Shareholders of Shanghai Biban each entered into a power of attorney on November 9, 2021 (the "**Biban Power of Attorney**") in favor of Shanghai Paya, the principal terms of which are substantially the same as those under the Pinzhi Powers of Attorney.

DIRECTORS' REPORT

Share Pledge Agreement

Zhizhe Tianxia, the Registered Shareholders of Zhizhe Tianxia and Zhizhe Sihai entered into a share pledge agreement on December 21, 2021 (the "**Share Pledge Agreement**"). Under the Share Pledge Agreement, the Registered Shareholders of Zhizhe Tianxia will pledge all of their respective equity interests in Zhizhe Tianxia to Zhizhe Sihai as collateral security for any or all of their payments due to Zhizhe Sihai and to secure performance of their obligations under the Exclusive Business Cooperation Agreement, the Exclusive Option Agreement, Shareholders' Rights Entrustment Agreement and the Powers of Attorney. The Share Pledge Agreement will not terminate until (i) all obligations of Zhizhe Tianxia and its Registered Shareholders are satisfied in full; (ii) Zhizhe Sihai exercises its exclusive option to purchase the entire equity interests held by the Registered Shareholders in Zhizhe Tianxia and/or the entire assets of Zhizhe Tianxia pursuant to the Exclusive Option Agreement when it is permitted to do so under the applicable PRC laws; (iii) Zhizhe Sihai exercises its unilateral and unconditional right of termination; or (iv) the Share Pledge Agreement is required to be terminated in accordance with applicable PRC laws. Should an event of default (as provided in the Share Pledge Agreement) occur, unless it is successfully resolved to Zhizhe Sihai's satisfaction within 30 days upon being notified by Zhizhe Sihai, Zhizhe Sihai may demand that Zhizhe Tianxia immediately pay all outstanding payments due under the Exclusive Business Cooperation Agreement, repay any loans and make all other payments due to it, and/or dispose of the pledged equity interests and use the proceeds to repay any outstanding payments due to Zhizhe Sihai. The Registered Shareholders of Zhizhe Tianxia have pledged their equity interests in Zhizhe Tianxia to Zhizhe Sihai and registered such pledges with the relevant PRC governmental authority pursuant to PRC laws and regulations.

Shanghai Pinzhi, the Registered Shareholders of Shanghai Pinzhi and Shanghai Zhishi entered into a share pledge agreement on September 7, 2021 (the "**Pinzhi Share Pledge Agreement**") which shall terminate upon all obligations of Shanghai Pinzhi and its Registered Shareholders under the Pinzhi Exclusive Business Cooperation Agreement, the Pinzhi Exclusive Option Agreement and the Pinzhi Powers of Attorney are satisfied in full. The remaining principal terms of the Pinzhi Share Pledge Agreement are substantially similar to those under the Share Pledge Agreement as set out above. Shanghai Biban, the Registered Shareholders of Shanghai Biban and Shanghai Paya entered into a share pledge agreement on November 9, 2021 (the "**Biban Share Pledge Agreement**"), the principal terms of which are substantially the same as those under the Pinzhi Share Pledge Agreement.

Listing Rules Implications and Waivers

For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of "connected person," the Consolidated Affiliated Entities will be treated as our Company's wholly-owned subsidiaries, and their directors, chief executives or substantial shareholders (as defined in the Listing Rules) and their respective associates will be treated as our Company's "connected persons". Therefore, the transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of our Company.

In view of the Contractual Arrangements, we have applied to the Stock Exchange for, and the Stock Exchange has granted us, waivers from strict compliance with (i) the announcement, circular and independent shareholders' approval requirements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement to set annual caps under Rule 14A.53 of the Listing Rules, and (iii) the requirement to limit the term to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Class A Ordinary Shares are listed on the Stock Exchange subject to the following conditions.

DIRECTORS' REPORT

No change without independent non-executive Directors' approval

Save as described below, no change to the Contractual Arrangements (including with respect to any fees payable to the WFOE thereunder) will be made without the approval of our independent non-executive Directors.

No change without independent Shareholders' approval

Save as described below, no change to the agreements governing the Contractual Arrangements will be made without the approval of our independent Shareholders. Once independent Shareholders' approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of our Company will however continue to be applicable.

Economic benefits and flexibility

The Contractual Arrangements shall continue to enable our Group to receive the economic benefits derived by the Consolidated Affiliated Entities through (i) our Group's options (if and when so allowed under the applicable PRC laws) to acquire, all or part of the equity interests in the Consolidated Affiliated Entities for nil consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the profit generated by the Consolidated Affiliated Entities is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to the WFOE by our Consolidated Affiliated Entities under the Contractual Arrangements, and (iii) our Group's right to control the management and operation of, as well as, in substance, a substantial portion of the voting rights of the Consolidated Affiliated Entities.

Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between, on the one hand, our Company and the subsidiaries in which our Company has direct shareholding and, on the other hand, the Consolidated Affiliated Entities, this framework may be renewed and/or reproduced without an announcement, circular, or obtaining the approval of our Shareholders (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group.

The directors, chief executive or substantial shareholders of any existing, new or acquired wholly foreign-owned enterprise or operating company (including branch company) engaging in a business similar or relating to those of our Group will, upon renewal and/or reproduction of the Contractual Arrangements, be treated as connected persons of our Group and transactions between these connected persons and our Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Listing Rules.

DIRECTORS' REPORT

This condition is subject to relevant PRC laws, regulations and approvals. Any such renewed or reproduced agreements will be on substantially the same terms and conditions as the existing Contractual Arrangements.

Ongoing reporting and approvals
We will disclose details relating to the Contractual Arrangements on an ongoing basis:

• the Contractual Arrangements in place during each financial period will be disclosed in our Company's annual report and accounts in accordance with the relevant provisions of the Listing Rules;

• our independent non-executive Directors will review the Contractual Arrangements annually and confirm in our Company's annual report that for the relevant year (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by our Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group, and (iii) any new contracts entered into, renewed or reproduced between our Group and the Consolidated Affiliated Entities are fair and reasonable, or advantageous, so far as our Group is concerned and in the interests of our Shareholders as a whole;

• our Company's Auditors will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to our Directors with a copy to the Stock Exchange, confirming that the transactions have been approved by our Board, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by our Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group;

• for the purpose of Chapter 14A of the Listing Rules, and in particular the definition of 'connected person', our Consolidated Affiliated Entities will be treated as our Company's subsidiaries, but at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their associates will be treated as connected persons of our Company as applicable under the Listing Rules (excluding for this purpose, the Consolidated Affiliated Entities themselves), and therefore transactions between these connected persons and our Group (including for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules; and

• our Consolidated Affiliated Entities will, for so long as our Class A Ordinary Shares are listed on the Stock Exchange, provide our Group's management and our Company's Auditors with full access to their relevant records for the purpose of reporting on the connected transactions.

DIRECTORS' REPORT

Confirmation from Independent Non-executive Directors

The independent non-executive Directors have reviewed the above continuing connected transactions and confirmed that these transactions have been entered into:

• in the ordinary and usual course of business of the Company;

• either on normal commercial terms or on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties;

• in accordance with relevant agreement governing them on terms that are fair and reasonable and in the interest of the Shareholders as a whole;

• the transactions under the Contractual Arrangement carried out during the Reporting Period have been entered into in accordance with the relevant provisions of the Contractual Arrangements; and

• no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the Reporting Period.

Confirmation from the Company's Independent Auditor

The auditor of the Company has performed the relevant procedures regarding the Continuing Connected Transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by Hong Kong Institute of Certified Public Accountants. The Auditor has issued an unqualified letter containing findings and conclusions in respect of the continuing connected transactions disclosed by the Group in the paragraph above in accordance with Rule 14A.56 of the Listing Rules. A copy of the Auditor's letter has been provided by the Company to the Stock Exchange.

The Auditor has confirmed in a letter to the Board that, with respect to the aforesaid continuing connected transactions entered into in the Reporting Period:

• nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

• for transactions involving the provision of goods or service by the Group, nothing has come to the Auditor's attention that causes the Auditor to believe that the continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group;

DIRECTORS' REPORT

- nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions;

- with respect to the aggregate amount of each of the continuing connected transactions (other than those transactions with the Consolidated Affiliated Entities under the Contractual Arrangements), nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have exceeded the annual caps as set by the Company; and

- with respect of the disclosed continuing connected transactions with the Consolidated Affiliated Entities under the contractual arrangements, nothing has come to the Auditor's attention that causes the Auditor to believe that dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of the equity interests of the Consolidated Affiliated Entities which are not otherwise subsequently assigned or transferred to the Group.

Save as disclosed in this annual report, during the Reporting Period, the Company had no connected transactions or continuing connected transactions which are required to be disclosed under the Listing Rules. The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules with respect to the continuing connected transactions entered into by the Group during the Reporting Period.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR Structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR Structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

DIRECTORS' REPORT

The table below sets out the ownership and voting rights held by the WVR Beneficiary as at the Latest Practicable Date:

WVR Beneficiary	Class of Shares	Number of Shares	Percentage of voting rights (other than with respect to Reserved Matters)
Mr. Zhou	Class A Ordinary Shares	18,008,292	3.68
	Class B Ordinary Shares	18,846,286	38.52

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one-to-one ratio. As of the Latest Practicable Date, assuming all the issued and outstanding Class B Ordinary Shares are converted into Class A Ordinary Shares, the Company will issue 18,846,286 Class A Ordinary Shares, representing approximately 6.27% of the total number of issued Class A Ordinary Shares.

The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

DIRECTORS' REPORT

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period and up to the Latest Practicable Date, the Company repurchased a total of 7,670,255 Class A Ordinary Shares (the "**Repurchased Shares**"), comprising 46,100 Repurchased Shares on the Stock Exchange at an aggregate consideration of HK$1,332,270 and 7,624,155 Repurchased Shares on the New York Stock Exchange at an aggregate consideration of US$19,434,394. Particulars of the Repurchased Shares are as follows:

Month of Repurchase	No. and Method of Repurchased Shares	Price paid per share		Aggregate Consideration
		Highest	Lowest	
June 2022	46,100 on the Stock Exchange	HK$30	HK$27.6	HK$1,332,270
	229,450 on the New York Stock Exchange	US$3.96	US$3.61	US$872,964
July 2022	1,555,400 on the New York Stock Exchange	US$3.72	US$2.74	US$4,962,696
September 2022	3,035,071 on the New York Stock Exchange	US$2.64	US$2.11	US$7,162,272
October 2022	665,974 on the New York Stock Exchange	US$2.44	US$1.96	US$1,422,145
November 2022	598,191 on the New York Stock Exchange	US$2.6	US$1.78	US$1,241,053
December 2022	336,121 on the New York Stock Exchange	US$2.8	US$2.38	US$868,858
March 2023	420,719 Shares on the New York Stock Exchange	US$2.54	US$2.46	US$1,057,356
April 2023	783,229 Shares on the New York Stock Exchange	US$2.4	US$2.23	US$1,848,050

As at the Latest Practicable Date, the number of Class A Ordinary Shares in issue was reduced by 6,466,307 shares as a result of the cancellation of the Repurchased Shares on July 27, 2022, October 25, 2022 and January 20, 2023. Upon cancellation of the Repurchased Shares, Mr. Zhou, the WVR Beneficiary of the Company simultaneously reduced his WVR in the Company proportionately by way of converting his 381,306 Class B Ordinary Shares into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules on July 27, 2022, October 25, 2022 and January 20, 2023, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange during the Reporting Period and up to the Latest Practicable Date.

DIRECTORS' REPORT

MAJOR SUPPLIERS AND MAJOR CUSTOMERS

During the Reporting Period, the five largest customers of the Group accounted for approximately 16.3% of the Group's total revenues while the largest customer of the Group accounted for approximately 6.2% of the Group's total revenues. In addition, for the Reporting Period, the five largest suppliers of the Group accounted for approximately 12.1% of the Group's total purchase amounts while the largest supplier for the Reporting Period, accounted for approximately 3.9% of our total purchase amount.

During the Reporting Period and up to the Latest Practicable Date, none of our Directors, their respective associates, or any Shareholders of the Company (who or which to the knowledge of the Directors owned more than 5% of the Company's issued share capital) had any interest in any of our top five suppliers, except that a Tencent affiliate is one of the cloud and bandwidth service providers.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under our Articles of Association or the laws of the Cayman Islands that would oblige the Company to offer new Shares on a pro-rata basis to existing Shareholders.

TAX RELIEF AND EXEMPTION

The Directors are not aware of any tax relief and exemption available to Shareholders by reason of their holding of the Company's securities.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the Reporting Period are set out in Note 7 to the Consolidated Financial Statements.

None of the Group's properties are held for development and/or sale or for investment purposes.

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company for the Reporting Period are set out in Note 15 to the Consolidated Financial Statements.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and to the knowledge of the Directors, from the Listing Date to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules.

CHANGES TO DIRECTORS' INFORMATION

Changes in Directors' information are set out below pursuant to Rule 13.51B(1) of the Listing Rules since the date of the 2022 Interim Report of the Company and up to the Latest Practicable Date:

Name of Director	Details of Change
Mr. Zhaohui Li	Mr. Li served as a director of Fenbi Ltd., a company listed on the Stock Exchange with the stock code 2469, from December 2020 to March 2023. Fenbi Ltd. was listed on the Stock Exchange in January 2023.

Save for the information disclosed herein, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

DEBENTURE ISSUED

The Company did not issue any debentures during the Reporting Period.

EQUITY-LINKED AGREEMENTS

Saved as disclosed in the section headed "Share Incentive Plans" in this annual report, the Company did not enter into any equity-linked agreement during the Reporting Period.

DIRECTORS' REPORT

DIVIDEND

The Board does not recommend the distribution of an annual dividend for the Reporting Period.

There is no arrangement under which a Shareholder has waived or agreed to waive any dividends. With respect to Code Provision F.1.1 of the CG Code, the Company has adopted a dividend policy on payment of dividends. The Company does not have any pre-determined dividend payout ratio. Depending on the financial conditions of the Company and the Group and the conditions and factors as set out in the dividend policy, dividends may be proposed and/or declared by the Board during a financial year and any final dividend for a financial year will be subject to the Shareholders' approval.

PERMITTED INDEMNITY

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by indemnified person, other than by reason of such indemnified person's own dishonesty, willful default or fraud, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Such permitted indemnity provision has been in force during the year ended December 31, 2022. We have maintained appropriate liability insurance for our Directors during the Reporting Period.

DISTRIBUTABLE RESERVE

As of December 31, 2022, the Company did not have any distributable reserves.

LOANS AND BORROWINGS

As of December 31, 2022, the Company did not have any loans or borrowings.

DIRECTORS' SERVICE CONTRACTS

Each of Mr. Zhou, Mr. Dahai Li and Mr. Zhaohui Li has entered into a director agreement with our Company on March 31, 2022. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to re-election as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' written notice or such shorter period as the parties may agree upon.

Mr. Henry Dachuan Sha has entered into a director agreement with our Company on December 31, 2022. The term of appointment shall be for an initial term of three years from December 31, 2022 (subject to re-election as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' written notice or such shorter period as the parties may agree upon.

DIRECTORS' REPORT

Mr. Bing Yu has entered into a director agreement with our Company on March 7, 2023. The term of appointment shall be for an initial term of three years from March 7, 2023 (subject to re-election as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' written notice or such shorter period as the parties may agree upon.

Each of the independent non-executive Directors entered into an amended and restated director agreement or a director agreement (as applicable) with our Company on March 31, 2022. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to re-election as and when required under the Articles of Association). Either party may terminate the agreement by giving not less than 30 days' written notice, or such shorter period as the parties may agree upon.

None of the Directors (including the Directors proposed for re-election at the annual general meeting) have a service contract with members of the Group that is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in this annual report, there were no other transactions, arrangements or contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party and in which any of the Directors or its connected entities had, directly or indirectly, a material interest at any time during the Reporting Period or at the end of the year ended December 31, 2022.

EMOLUMENT POLICY AND DIRECTORS' REMUNERATION

In compliance with the CG Code, the Company has established the Compensation Committee of the Company to formulate remuneration policies.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee.

The Directors and senior management personnel are eligible participants of the 2012 Plan and the 2022 Plan, details of which are set out in the section headed "Share Incentive Plans" in this annual report.

Details of the remuneration of the Directors, senior management personnel and the five highest paid individuals are set out in Notes 27 and 28 to the Consolidated Financial Statements.

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors as an inducement to join, or upon joining the Group, or as compensation for loss of office.

DIRECTORS' REPORT

CONTRACTS WITH CONTROLLING SHAREHOLDERS

No contract of significance has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders during the Reporting Period.

MANAGEMENT CONTRACTS

Save as disclosed in the section headed "Directors' Service Contracts" in this annual report, no contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

AUDITOR

The consolidated financial statements of the Group have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

No rights to acquire benefits by means of the acquisition of shares in or debentures of the Company or any of its associated corporations were granted to any Directors or their respective spouse or children under 18 years of age and no such rights have been exercised by them during the Reporting Period. Neither the Company nor any of its subsidiaries were a party to any arrangements to enable any Directors or their respective spouses or children under the age of 18 to acquire such rights from any other body corporates.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

During the Reporting Period and as of the Latest Practicable Date, none of our Directors had any interest in a business, apart from the business of our Group, which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10 of the Listing Rules.

RESULTS

The results of the Group for the year ended December 31, 2022 are set out in the Consolidated Financial Statements in this annual report.

By order of the Board
Yuan Zhou
Chairman

Hong Kong,
April 28, 2023

DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Zhou (周源), aged 42, is an executive Director and our Founder, and has served as the Chairman of the Board and the Chief Executive Officer of our Company since our inception. Mr. Zhou is an entrepreneur with over 15 years of experience in internet and media. Prior to founding our Company, Mr. Zhou founded Beijing Nuobote Informational Technology Co., Ltd., a start-up company that focused on the development of big data analytics for e-commerce businesses, from October 2008 to November 2010. Before that, Mr. Zhou worked as a journalist for the IT Management World magazine from June 2006 to December 2007. Mr. Zhou received a bachelor's degree in computer science and technology from Chengdu University of Technology in China in June 2003 and a master's degree in software engineering from Southeast University in China in March 2006.

Mr. Dahai Li (李大海), aged 42, is an executive Director and has served as our Chief Technology Officer since May 2018. Mr. Li served as our senior vice president from December 2015 to April 2018. Mr. Li oversees the technology research and development of our Group. Prior to joining us, Mr. Li served in several positions, including the head of search technology, at Wandoujia, a leading app store in China, from August 2013 to December 2015. Prior to that, Mr. Li served as the engineering director at YunYun, a start-up search engine company in China, from August 2010 to August 2013. From June 2007 to September 2010, Mr. Li served as an engineer at Google China, focusing on search engine. Mr. Li received a bachelor's degree in mathematics and applied mathematics from Beijing University of Chemical Technology in China in July 2003 and a master's degree in mathematics from Peking University in July 2006.

Mr. Henry Dachuan Sha (沙大川), aged 37, has been appointed as an Executive Director and Chief Financial Officer since December 2022. Prior to joining the Company, he served as the chief financial officer of Quwan Holding Limited between October 2020 and December 2022. From September 2017 to December 2019, Mr. Sha served as the chief financial officer of Huya Inc. (NYSE: HUYA). Before his corporate career, he served as a director of Greenwoods Asset Management from May 2015 to August 2017. Mr. Sha worked in China Media Capital from August 2013 to August 2014. He worked in the Investment Banking Division of Goldman Sachs from August 2011 to August 2013. Mr. Sha received a bachelor's degree in electronic engineering and a bachelor's degree in accounting from Fudan University in China in July 2008 and July 2009, respectively.

DIRECTORS AND SENIOR MANAGEMENT

NON-EXECUTIVE DIRECTORS

Mr. Zhaohui Li (李朝暉), aged 47, is a non-executive Director of the Company. Mr. Li has served as our Director since September 2015. Mr. Li joined Tencent in 2011 and has worked there as the vice president and head of mergers and acquisitions department, and as the managing partner of Tencent Investment. Before joining Tencent, Mr. Li served as an investment principal at Bertelsmann Asia Investment from September 2008 to May 2010. Prior to that, Mr. Li held various positions related to product and business in Google and Nokia. Mr. Li also holds directorships at various other public companies. Mr. Li has been a director of Kuaishou Technology, a company listed on the Stock Exchange with the stock code 1024, since March 2017. He has been a director of KE Holdings Inc., a company listed on the NYSE (NYSE: BEKE, HKEX stock code: 2423) since December 2018. He has been a director of Howbuy Wealth Management Co., Ltd., a company listed on the National Equities Exchange and Quotations with stock code 834418, since December 2013. Mr. Li served as a director of Fenbi Ltd., a company listed on the Stock Exchange (HKEX stock code: 2469) from December 2020 to March 2023. He also served as a director of Missfresh Limited, a company listed on the Nasdaq (Nasdaq: MF) from June 2017 to November 2021. Mr. Li received a bachelor's degree in economics from Peking University in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.

Mr. Bing Yu (于冰), aged 43, is a non-executive director of the Company. Mr. Yu has served as the senior vice president at Kuaishou Technology (HKEX: 1024) since August 2016, primarily responsible for technology development, product testing, operation maintenance, and ToB business relating to StreamLake of the Kuaishou group. Before joining the Kuaishou group, Mr. Yu led video and infrastructure teams in multinational companies such as Hulu, LLC from September 2014 to August 2016 and FreeWheel Media Inc. from July 2010 to April 2013. Mr. Yu received his bachelor's degree in engineering mechanics from Tsinghua University in Beijing, China in June 2002 and a master's degree in software engineering from Tsinghua University in June 2006.

DIRECTORS AND SENIOR MANAGEMENT

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hanhui Sam Sun (孫含暉), aged 50, has served as our independent director since March 2021 and was re-designated as an independent non-executive Director. Mr. Sun has served as the chairman of VSP Zhuhai Asset Management Company since January 2021. From January 2010 to September 2015, Mr. Sun assumed various positions at Qunar Cayman Islands Limited, a mobile and online travel platform then listed on Nasdaq (Nasdaq: QUNR), including serving as Qunar's president from May 2015 to September 2015 and its chief financial officer from January 2010 to April 2015. Prior to joining Qunar, Mr. Sun was the chief financial officer of KongZhong Corporation, an online game developer and operator then listed on Nasdaq (former Nasdaq ticker: KZ), from February 2007 to February 2009. Mr. Sun was also an independent director and audit committee member of KongZhong Corporation from July 2005 through January 2007. Prior to that, Mr. Sun successively worked in KPMG, Microsoft China R&D Group, Maersk China Co. Ltd. and SouFun.com. Mr. Sun has served as an independent director, chairman of the audit committee and a member of the compensation committee of iQIYI Inc. (Nasdaq: IQ) since March 2018; and an independent director, chairman of the audit committee, chairman of the compensation committee and a member of the nominating and corporate governance committee of Yiren Digital Ltd. (NYSE: YRD) since December 2015. From August 2014 to July 2021, Mr. Sun served as an independent non-executive director, chairman of the audit and compliance committee and a member of the nomination committee of CAR Inc. (delisted from the Stock Exchange in July 2021; former HKEX stock code: 0699). From March 2018 to July 2019, Mr. Sun served as an independent director and chairman of the audit committee of Sunlands Technology Group (formerly known as Sunlands Online Education Group; NYSE: STG). From September 2010 to May 2019, Mr. Sun served as an independent director and the chairman of the audit committee of Fang Holdings Limited (formerly known as "SouFun Holdings Limited"; NYSE: SFUN). Mr. Sun accumulated extensive corporate governance knowledge and experience through his senior management roles and directorships described above. Mr. Sun received a bachelor's degree in business administration from Beijing Institute of Technology in July 1993. He was qualified as a Certified Public Accountant in China in April 1998.

Ms. Hong Ni (倪虹), also known as Hope Ni, aged 50, has served as our independent director since March 2021 and was re-designated as an independent non-executive Director. Ms. Ni has served as an independent non-executive director of Acotec Scientific Holdings Limited (HKEX stock code: 6669) since August 2021, a non-executive director of Ingdan, Inc. (formerly known as Cogobuy Group) (HKEX: 0400) since June 2020, and prior to that, she served as an executive director from March 2015 to June 2020. Ms. Ni has served as an independent director of Digital China Holdings Limited (HKEX: 0861) since September 2010, UCLOUDLINK GROUP INC. (Nasdaq: UCL) since June 2020, and ATA Creativity Global (Nasdaq: AACG) (including its predecessor) since January 2008. Prior to that, Ms. Ni served as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP from 1998 to 2004 in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch's investment banking division in New York. Ms. Ni accumulated extensive corporate governance knowledge and experience through her senior management roles and directorships described above. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in May 1998 and a bachelor's degree in applied economics and business management from Cornell University in May 1994.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Derek Chen, aged 47, has been appointed as an independent non-executive Director. Mr. Chen has significant experience in the private equity and fintech industries. He was a partner of TPG Capital (Beijing) Limited from September 2013 to 2019 and was responsible for Growth Equity investments in China. Prior to joining TPG Capital (Beijing) Limited, Mr. Chen worked at SAIF (Beijing) Advisors Ltd. from March 2004 with a focus on private equity and capital market investments, and he was a principal of the firm when he left in September 2009. He was a non-executive director of VCREDIT Holdings Limited (HKEX: 2003) from March 2018 to October 2019, and has been re-appointed as an independent non-executive director since December 2021. Mr. Chen accumulated extensive corporate governance knowledge and experience through his senior management roles and directorships described above. Mr. Chen received a master's degree in business administration from Columbia Business School in 2001.

SENIOR MANAGEMENT

Our senior management team comprises of Mr. Zhou, Mr. Dahai Li and Mr. Henry Dachuan Sha, who are executive Directors of the Company. See "－Executive Directors" for biographies of Mr. Zhou, Mr. Dahai Li and Mr. Henry Dachuan Sha.

COMPANY SECRETARY

Ms. Yee Wa Lau **(劉綺華)** has been appointed as our joint company secretary with effect from December 15, 2021 and has become the company secretary since November 1, 2022. Ms. Lau is a Director of Corporate Services of Tricor Services Limited. Ms. Lau has over 20 years of experience in the corporate secretarial field. Ms. Lau is currently the company secretary of seven listed companies on the Main Board of the Hong Kong Stock Exchange, namely, BAIOO Family Interactive Limited (百奧家庭互動有限公司) (stock code: 2100), Meituan (美团) (stock code: 3690), Transmit Entertainment Limited (傳遞娛樂有限公司) (stock code: 1326), Jiayuan International Group Limited (佳源國際控股有限公司) (stock code: 2768), Everest Medicines Limited (雲頂新耀有限公司) (stock code: 1952), Li Auto Inc. (理想汽車) (stock code: 2015) and KE Holdings Inc. (貝殼控股有限公司) (stock code: 2423). Ms. Lau is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute. She obtained her bachelor's degree in administrative management from University of South Australia in April 2003.

CORPORATE GOVERNANCE REPORT

The Board is pleased to present to the Shareholders the corporate governance report of the Company for the Reporting Period.

CORPORATE GOVERNANCE CULTURE AND STRATEGY

The Company is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. With, by recognising the importance of stakeholders at the Board level and throughout the Group, we emphasise the content-centric business model and create values for the stakeholders through sustainable growth and continuous development. Our deep content and user insights play an essential role in optimizing user experience and maintaining robust community governance, which reinforces our community culture of sincerity, expertise, and respect (認真、專業、友善). Our community culture and strong brand further strengthen our content ecosystem, which attracts and retains more users and content creators to our community. As we continue to enhance user experience and serve our users, content creators, and business partners, we have established diverse and expanding content-centric monetization channels, including online advertising, paid membership, content-commerce related services etc. This self-reinforcing cycle has been emerging with our growth and solidifying our leaderships.

The Group will continuously review and adjust, if necessary, its business strategies and keep track of the changing market conditions to ensure prompt and proactive measures will be taken to respond to the changes and meet the market needs to foster the sustainability of the Group.

CORPORATE GOVERNANCE PRACTICES

The Board is committed to maintaining and promoting stringent corporate governance standards. The Company's corporate governance practices are based on the principles and code provisions set forth in the CG Code.

Save for code provision C.2.1 of part 2 of the CG Code, the Company has complied with all the code provisions set out in the CG Code contained in Appendix 14 to the Listing Rules during the Reporting Period. Key corporate governance principles and practices of the Company as well as details relating to the foregoing deviation are summarized in the sections below.

The Board will continue to enhance its corporate governance practices appropriate to the conduct and growth of its business and to review such practices from time to time to ensure that they comply with statutory and professional standards and align with the latest development.

CORPORATE GOVERNANCE REPORT

COMPLIANCE WITH THE CG CODE

After the Listing, we have complied with all the code provisions of the CG Code. During the Reporting Period, the Company has continued to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the CG Code, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Other than the above, from the Listing Date to the Latest Practicable Date, the Company has complied with all applicable principles and code provisions of the CG Code.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Class A Ordinary Shares were only listed on the Stock Exchange on the Listing Date, since which time the Model Code has been applicable to the Company.

The Company has adopted the Code for Dealings in Securities by Management (the "**Company's Code**"), with terms no less exacting that the Model Code as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company's Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Company's Code since the Listing Date up to the Latest Practicable Date.

CORPORATE GOVERNANCE REPORT

BOARD COMPOSITION

The Board currently comprises eight members consisting of three executive Directors, two non-executive Directors and three independent non-executive Directors. Below is the compositions of the Board as of the Latest Practicable Date.

Executive Directors

Mr. Zhou, *Chairman and chief executive officer, member of the Compensation Committee*
Mr. Dahai Li, *Chief technology officer*
Mr. Henry Dachuan Sha, *Chief financial officer*

Non-executive Directors

Mr. Zhaohui Li
Mr. Bing Yu

Independent Non-executive Directors

Mr. Hanhui Sam Sun, *chairman of the Audit Committee and the Compensation Committee, member of the Nominating and Corporate Governance Committee*
Ms. Hope Ni, *chairwoman of the Nominating and Corporate Governance Committee, member of the Audit Committee and the Compensation Committee*
Mr. Derek Chen, *member of the Audit Committee and the Nominating and Corporate Governance Committee*

The biographical information of the Directors are set out in the section headed "Directors and Senior Management" in this annual report.

None of the members of the Board have any financial, business, family or other material/relevant relationships with one another.

CORPORATE GOVERNANCE REPORT

BOARD MEETINGS AND DIRECTORS' ATTENDANCE RECORDS

During the Reporting Period, three board meetings, three Audit Committee meetings, one Compensation Committee meeting, one Nominating and Corporate Governance Committee meeting and an annual general meeting were held. The forthcoming annual general meeting of the Company is expected to be held no later than June 30, 2023. A summary of the attendance record of the Directors either physically or via video or telephone conference at Board meetings, Board committee meetings and the general meeting are set out in the following table:

	Number of meeting(s) attended/Number of meeting(s) held				
Directors	Annual General Meeting	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Mr. Zhou	1/1	3/3	–	1/1	–
Mr. Dahai Li	1/1	3/3	–	–	–
Mr. Henry Dachuan Sha[1]	–	–	–	–	–
Mr. Wei Sun[2]	1/1	3/3	–	–	–
Mr. Zhaohui Li	1/1	3/3	–	–	–
Mr. Bing Yu[3]	–	–	–	–	–
Mr. Dingjia Chen[4]	1/1	3/3	–	–	–
Mr. Jiatong Peng[5]	–	–	–	–	–
Mr. Hanhui Sam Sun	1/1	3/3	3/3	1/1	1/1
Ms. Hope Ni	1/1	3/3	3/3	1/1	1/1
Mr. Derek Chen	1/1	3/3	3/3	–	1/1

Notes:

(1)   Mr. Henry Dachuan Sha was appointed as an executive Director with effect from December 31, 2022.

(2)   Mr. Wei Sun resigned as an executive Director with effect from December 31, 2022. During the period from the Listing Date up to his resignation date, three board meetings were held.

(3)   Mr. Bing Yu was appointed as an executive Director with effect from March 7, 2023.

(4)   Mr. Dingjia Chen was appointed as a non-executive Director on May 16, 2022 and resigned as a non-executive Director with effect from March 7, 2023. During the period from his appointment up to his resignation date, three board meetings were held.

(5)   Mr. Jiatong Peng resigned as a non-executive Director with effect from May 16, 2022. During the period from the Listing Date up to his resignation date, no board meeting was held.

CORPORATE GOVERNANCE REPORT

Apart from regular Board meetings, the Chairman also held a meeting with the independent non-executive Directors without the presence of other Directors during the Reporting Period.

The Board will meet at least four times a year in the future involving active participation of a majority of Directors, at approximately quarterly intervals. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors and all Directors are given the opportunity to include items or businesses for discussion in the agenda. For all other Board meetings, reasonable notice will be given. Relevant agenda and accompanying meeting papers will be sent to all Directors in a timely manner and at least three days in advance of every regular Board meeting.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

INDEPENDENT NON-EXECUTIVE DIRECTORS

During the period from the Listing Date and up to December 31, 2022, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors representing one-third of the Board. Mr. Hanhui Sam Sun, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

For the Reporting Period, the Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent non-executive Directors is independent.

CORPORATE GOVERNANCE REPORT

APPOINTMENT AND RE-ELECTION OF DIRECTORS

The non-executive Directors (including independent non-executive Directors) are appointed for a term of three years, subject to renewal after the expiry of the then current term.

Code provision B.2.2 of part 2 of the CG Code stipulates that every Director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years. Each of the Directors is appointed for a specific term of one year and subject always to re-election as and when required under the Code provision B.2.2 of the CG Code and the Articles of Association. Under the Articles of Association, every independent non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

The Articles of Association also provides that all Directors appointed to fill a casual vacancy or as an addition to the existing Board shall be subject to re-election by Shareholders at the next following general meeting after appointment. The retiring Directors shall be eligible for re-election.

RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTIONS OF THE BOARD AND MANAGEMENT

The Board is responsible for the leadership and control of the Company, directing and supervising the Company's affairs and acting in the best interests of the Company and its Shareholders.

The Board directly, and indirectly through its three committees, leads and provides direction to management by laying down strategies and overseeing their implementation, monitors the Group's operational and financial performance, and ensures that sound internal control and risk management systems are in place.

The Board reserves for its discretion on all major matters relating to policy matters, strategies and budgets, internal control and risk management (including ESG risks), material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company.

Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the chief executive officer and senior management. The delegated functions and responsibilities are periodically reviewed by the Board. Approval has to be obtained from the Board prior to any significant transactions entered into by the aforesaid officers.

CORPORATE GOVERNANCE REPORT

Board Independence Evaluation

Code Provision B.1.4 of Part 2 of the CG Code stipulates that the Company should establish mechanism(s) to ensure that independent views and input are available to the Board. The Board has implemented various mechanisms to ensure that independent views are available to the Board, including: (1) having three independent non-executive Directors ("**INEDs**") representing at least one-third of the Board; (2) making independent professional advice available to Directors upon reasonable request under the terms of reference of each of committees of the Company; (3) requirement for each INED to provide written confirmation annually as to the factors affecting their independence provided under the Listing Rules; (4) in considering prospective INEDs candidates, the Nominating and Corporate Governance Committee assesses independence of the candidate(s) pursuant to the director nomination policy of the Company as well as with reference to relevant guidelines set out in the Listing Rules and other factors, including but not limited to his/her skills and experience, integrity and character, commitment, diversity and independence; (5) the Nominating and Corporate Governance shall review the structure, size and composition of the Board regularly in relation to the Company's Board diversity policy and make proposals accordingly.

The Company will conduct a regular review of the implementation and effectiveness of the mechanism.

During the Reporting Period, the Board independence evaluations have been conducted with reference to the measures and procedures in the mechanism and the evaluation results were satisfactory.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

The Company attaches great importance to the training and continuous professional development of the Directors. Every newly appointed Director has received a formal and comprehensive induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of Director's responsibilities and obligations under the Listing Rules, relevant statutory requirements and the Company's business and governance policies.

During the Reporting Period, the Company also encouraged the Directors to actively participate in training sessions covered a wide range of relevant topics including corporate governance and regulatory updates, and dispatched relevant reading materials including compliance manual, legal and regulatory updates have been provided to the Directors for their reference and studying.

CORPORATE GOVERNANCE REPORT

Throughout the Reporting Period and up to the Latest Practicable Date, the existing and former Directors have participated in continuous professional training as follows:

Directors	Type of Continuous Professional Development Training
Mr. Zhou	A&B
Mr. Dahai Li	A&B
Mr. Henry Dachuan Sha	A&B
Mr. Wei Sun	A&B
Mr. Zhaohui Li	A&B
Mr. Bing Yu	A&B
Mr. Dingjia Chen	A&B
Mr. Jiatong Peng	A&B
Mr. Hanhui Sam Sun	A&B
Ms. Hope Ni	A&B
Mr. Derek Chen	A&B

Notes:

A.   Attending seminar(s), conference(s), forum(s) and/or training course(s).

B.   Reading materials provided by external parties or by the Company including but not limited to updates relating to the Company's business or directors' duties and responsibilities, corporate governance and regulatory update, Chapter 8A of the Listing Rules and knowledge relating to the weighted voting rights, and other applicable regulatory requirements.

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The Board committees' terms of reference are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises of three independent non-executive Directors, namely Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen. Mr. Hanhui Sam Sun, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

CORPORATE GOVERNANCE REPORT

During the Reporting Period, the Audit Committee held three meetings to review, the quarterly financial results, interim and annual financial results and reports and significant issues on the financial reporting, operational and compliance controls, the effectiveness of the risk management and internal control systems and internal audit function, appointment of external auditors and engagement of non-audit services and relevant scope of works and, connected transactions and arrangements for employees to raise concerns about possible improprieties.

The Audit Committee has reviewed the consolidated financial statements of the Group for the Reporting Period, and has met with the independent Auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the CG Code.

The terms of reference (the charter) of the Compensation Committee are of no less exacting terms than those set out in the CG Code. The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to Director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management.

The Compensation Committee comprises one executive Director, namely Mr. Zhou, and two independent non-executive Directors, being Mr. Hanhui Sam Sun and Ms. Hope Ni, with Mr. Hanhui Sam Sun as the chairman of the Compensation Committee.

During the Reporting Period, the Compensation Committee met once to consider the relevant matters regarding the remuneration policy and the remuneration packages of the executive Directors and senior management.

The Company's remuneration policy is to ensure that the remuneration offered to employees, including Directors and senior management, is based on skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of executive Directors are also determined with reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each executive Director. The remuneration for the executive Directors comprises basic salary, pensions and performance bonus. Executive Directors shall receive awards to be granted under the Company's share incentive plans. Individual Directors and senior management have not been involved in deciding their own remuneration.

CORPORATE GOVERNANCE REPORT

Pursuant to code provision E.1.5 of the CG Code, the annual remuneration (including share-based compensation) of the members of senior management, including those members of senior management who are also the executive Directors, by band for the year ended December 31, 2022 is set out below:

Annual Remuneration	Number of individuals
HK$0 to HK$20,000,000	2
Above HK$20,000,000	1

Further details of the remuneration for the Reporting Period are set out in Note 27 to the consolidated financial statements contained in this annual report.

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the CG Code, Rules 3.27A, 8A.27 and 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee are, among other things, in respect of its nomination functions, to develop and recommend to the Board criteria for Board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and develop and recommend to the Board a set of corporate governance guidelines; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company.

The Nominating and Corporate Governance Committee comprises of three independent non-executive Directors, being Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen, with Ms. Hope Ni being the chairwoman of the Nominating and Corporate Governance Committee.

During the Reporting Period, the Nominating and Corporate Governance Committee held a meeting. The following is a summary of work performed by the Nominating and Corporate Governance Committee up to the Latest Practicable Date:

• Reviewing the policies and practices of the Company on corporate governance and on compliance with legal and regulatory requirements.

• Reviewing the Company's compliance with the CG Code and the deviation from code provision C.2.1 of the CG Code, the Company's disclosure in the Corporate Governance Report and the Company's disclosure for compliance with Chapter 8A of the Listing Rules.

• Reviewing the remuneration, the terms of engagement of the Company's compliance advisor.

CORPORATE GOVERNANCE REPORT

- Reviewing and monitored the management of conflicts of interests between the Group/the Shareholders on one hand and the WVR Beneficiary on the other.

- Reviewing and monitored all risks related to the WVR Structure, including connected transactions between the Group/the Shareholders on one hand and the WVR Beneficiary on the other.

- Reviewing the arrangements for the training and continuous professional development of Directors and senior management (in particular, Chapter 8A of the Listing Rules and knowledge in relation to risks relating to the WVR Structure).

- Reviewing written confirmation provided by the WVR Beneficiary that he has completed with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Listing Date to end of the Reporting Period.

- Seeking to ensure effective and on-going communication between the Company and its Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules.

- Reviewing matters covered in Rule 8A.30 of the Listing Rules.

In particular, the Nominating and Corporate Governance Committee has confirmed to the Board that it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiaries in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole.

DIRECTOR NOMINATION POLICY AND PROCEDURES

The Company has adopted a Director nomination policy which sets out the selection criteria and process and the Board succession planning considerations in relation to nomination and appointment of Directors and aims to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the Company and the continuity of the Board and appropriate leadership at Board level.

The Director nomination policy also sets out the procedures for the selection and appointment of new Directors and re-election of Directors at general meetings. According to the director nomination policy, the Nominating and Corporate Governance Committee shall (i) identify and, if appropriate, interview individuals who are suitably qualified to become a member of the Board and to select or make recommendations to the Board on the selection of individuals nominated by the shareholders of the Company or others for directorships; (ii) review the background and qualifications of individuals being considered as director candidates; provided that among the qualifications considered in the selection of candidates, the Committee shall look at the following attributes and criteria of candidates: experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest, and such other relevant factors that the Committee considers appropriate in the context of the needs of the Board; (iii) recommend to the Board the director nominees for election by the shareholders of the Company or appointment by the Board, as the case may be, pursuant to the then effective memorandum and articles of association of the Company, which recommendations shall be consistent with the criteria for selecting directors established by the Board from time to time; and (iv) review the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a change in status, including, but not limited to, an employment change, and to recommend whether or not the director should be re-nominated.

CORPORATE GOVERNANCE REPORT

BOARD DIVERSITY POLICY

Our Company has adopted a board diversity policy which sets out the approach to achieve diversity of the Board. Our Company recognizes and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent. Pursuant to the Board diversity policy, in reviewing and assessing suitable candidates to serve as a director of the Company, the nominating and corporate governance committee will consider a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience. Pursuant to the Board diversity policy, the nominating and corporate governance committee will discuss periodically and when necessary, agree on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommend them to the Board for adoption.

As of the date of this annual report, the Company had a total of eight Directors. There is a diverse mix of gender, educational background and professional experience. The Nominating and Corporate Governance Committee has reviewed the diversity policy and considers that, appropriate balance has been stricken among the Board members in terms of skills, experience and perspectives.

GENDER DIVERSITY

The Company values gender diversity across all levels of the Group. The Board currently consists of one female and seven male Directors. The Company will take opportunities to increase the proportion of female members on the Board when appropriate.

As of December 31, 2022, we had a total of 2,515 full-time employees, of which 1,229 were male and 1,286 were female. The gender ratio in the workforce (including senior management) was approximately 10 males to 10 females. The Company will continue to monitor and evaluate the diversity policy from time to time to ensure its continued effectiveness.

Details on the gender ratio of the Group together with relevant data can be found in the section headed "Environmental, Social and Governance Report – 9. Appendix" in this annual report.

RISK MANAGEMENT AND INTERNAL CONTROLS

The Board acknowledges its responsibility for the risk management (including ESG risks) and internal control systems and reviewing their effectiveness. The Board evaluates and determines the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and establishes and maintains appropriate and effective risk management and internal control systems. The Company has established the Audit Committee to assists the Board in monitoring the implementation of the risk management policies across the Company on an ongoing basis to ensure that the internal control system is effective in identifying, managing, and mitigating risks involved in the business operations.

CORPORATE GOVERNANCE REPORT

In addition to the Audit Committee, the Company also maintain an internal audit department for reviewing the effectiveness of internal controls and reporting to the Audit Committee on any issues identified. The internal audit department members hold regular meetings to discuss any internal control issues that the Company faces and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the Audit Committee to ensure that any major issues identified thus are reported to the Audit Committee on a timely basis. The Audit Committee then discusses the issues and reports to the Board if necessary.

As of the Latest Practicable Date, the risk management and internal control systems were reviewed frequently. There were no material outstanding issues relating to the risk management and internal control of the Company, and the Board is of the view that such systems are adequate and effective.

Risk Management

The Company has adopted and implemented comprehensive risk management policies in various aspects of the business operations such as financial reporting, information system, internal control, human resources, and investment management.

- **Financial Reporting Risk Management:** The Company has in place a set of accounting policies in connection with the financial reporting risk management, such as financial report management policies, treasury management policies, and reimbursement management policies. The Company has various procedures in place to implement accounting policies, and the financial department reviews the management accounts based on such procedures.

- **Information System Risk Management:** The Company has implemented relevant internal procedures and controls to ensure that user data is protected and that leakage and loss of such data is avoided. During the Reporting Period and up to the Latest Practicable Date, the Company did not experience any material information leakage or loss of user data. The Company has provided regular trainings to our information technology team and discussed any issues or necessary updates.

- **Human Resources Risk Management:** The Company has provided regular and specialized training tailored to the needs of its employees in different departments. Through these trainings, the Company ensure that the staff's skill sets remain up-to-date and enable them to discover and meet its customers' needs. The Company has in place an employee handbook approved by the management and distributed to all the employees, which contains internal rules and guidelines regarding best commercial practice, work ethics, fraud prevention mechanism, negligence, and corruption.

CORPORATE GOVERNANCE REPORT

Internal Control

The Directors are responsible for formulating and overseeing the implementation of our internal control measures and the effectiveness of the quality management system. The Company has engaged an internal control consultant to review the effectiveness of our internal controls associated with its business processes, identify deficiencies and improvement opportunities, provide recommendations on remedial actions, and review the implementation status of these remedial actions. The internal control review covered areas such as entity-level controls, revenue and receivables, inventory management, procurement to pay, fixed assets management, treasury management, human resources, financial reporting, tax management, information technology, intellectual property management, research and development expense management, and insurance.

To identify and remove the inappropriate or illegal content and advertisements that may be posted in Zhihu community, the Company has also taken internal control measures, including a community management team dedicated to identifying such content and advertisements and preventing them from being uploaded and AI-powered proprietary systems such as content filtering system and monitoring and anti-spamming systems. The algorithm-driven system leverages our years of experience in content operations and insights on users and content to identify inappropriate or illegal content based on various factors, including unfriendly or biased expression or irregular user activities implied through key words, underlying meanings, and context. Such identified content may be automatically deleted, blocked for viewing, or sent to our community management team for further review. Users that constantly post inappropriate or illegal content and advertisements may be banned to post any content on Zhihu for up to 15 days or, in severe circumstances, may have their accounts completely blocked. Users may report any inappropriate or illegal content and advertisements found on Zhihu through the mobile app. The Company has a dedicated community management team that reviews and handles such complaints. In addition, where advertisers are required to obtain government approvals for specific types of advertisements prior to delivering such advertisements on the internet, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals, and veterinary pharmaceuticals, the Company takes steps to check or verify that the advertisers have fulfilled the requisite government requirements.

Whistleblowing and Anti-Corruption Policies

The Company strictly complies with the policies and regulations to prevent corruption, and encourages employees to report corruption, bribery, fraud, and unethical behaviors. The Company will also include anti-corruption policy advocacy in daily staff training.

A whistleblowing policy is in place to create a system for the employees and business partners to raise concerns, in confidence and anonymity, to the Audit Committee and the Board about possible improprieties relating to the Group. The identity of the whistleblower will be treated with the strictest confidence. The Company has also established an anti-corruption policy and system to promote and support anti-corruption laws and regulations. The anti-corruption policy sets out the basic standard of conduct which applies to all directors and employees of the Company. It also provides guidance on accepting advantages and handling conflicts of interest.

CORPORATE GOVERNANCE REPORT

Policy and Procedures for Handling and Dissemination of Inside Information

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company's business, the Board has adopted the relevant policy relating to inside information disclosure policy regarding the procedures of proper information disclosure. As such, the inside information will not be passed on to any external party.

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the Reporting Period.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

The statement of the independent Auditor of the Company about the directors' reporting responsibilities on the consolidated financial statements is set out in the Independent Auditor's Report on pages 106 to 113 in this annual report.

AUDITOR'S REMUNERATION

The remuneration for the audit services, all other services provided by the Auditor to the Company was approximately as follows:

Service Category	Amount
	(RMB in thousand)
Audit and Non-audit Services	
– Audit Fees	21,080
– All Other Fees	1,583
Total	22,663

Notes:

(1) "Audit fees" represent the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of quarterly financial information, including the audit fees relating to our dual primary listing on the Hong Kong Stock Exchange in 2022.

(2) "All other fees" represent the aggregate fees billed or to be billed for professional services rendered by our principal external auditors other than services reported under "Audit fees."

COMPANY SECRETARY

Ms. Yee Wa Lau (劉綺華) has been appointed as our joint company secretary (together with Mr. Peng Qi, who resigned on November 1, 2022) with effect from December 15, 2021 and has become the Company secretary of the Company since November 1, 2022. Ms. Lau has over 20 years of experience in the corporate secretarial field and is a director of Corporate Services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services. Ms. Lau possesses the professional qualifications as stipulated in Rule 3.28 of the Listing Rules.

During the Reporting Period, Ms. Lau has taken the required number of hours of relevant professional trainings in compliance with Rule 3.29 of the Listing Rules.

CORPORATE GOVERNANCE REPORT

COMMUNICATION WITH SHAREHOLDERS AND INVESTORS

The Company communicates with the Shareholders and/or potential investors mainly in the following ways: (i) the holding of annual general meeting and extraordinary general meetings, if any, which may be convened for specific purposes which provide opportunities for the Shareholders to communicate directly to the Board; (ii) the publication of announcements, annual reports, interim reports and/or circulars as required under the Listing Rules and press release providing updated information of the Group; (iii) the availability of latest information of the Group on the Company's website at https://ir.zhihu.com/; (iv) the holding of press conference(s) from time to time; and (v) meeting with investors and analysts on a regular basis and participate investor road show and sector conference.

The Board believes that the Shareholders' communication policy of the Company was well implemented and effective during the Reporting Period.

CONVENING AN EXTRAORDINARY GENERAL MEETING AND PUTTING FORWARD PROPOSALS AT GENERAL MEETINGS

Pursuant to the Articles of Association, the Chairman or the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Shareholders' requisition forthwith proceed to convene an extraordinary general meeting of the Company. Extraordinary general meetings shall also be convened on the requisition of one or more shareholder(s) holding not less than one-tenth of the paid up capital of the Company which carry the right of voting at general meetings of the Company that, as at the date of deposit of the requisition carry the right of voting at general meetings, and such shareholder(s) may also add resolutions to the agenda of any general meeting of the Company. Any such requisition shall express the object of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists, and shall be deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists.

An extraordinary general meeting shall be called by not less than 14 days' notice in writing. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the particulars of the resolutions to be considered at the meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that the Company may convene a general meeting on shorter notice than required under the Articles of Association, and a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened, if it is agreed by a majority of the Shareholders having a right to attend and vote at the meeting and Present at the meeting.

There is no provision allowing the Shareholders to move new resolutions at general meetings under the Companies Act (As Revised) of the Cayman Islands or the Articles of Association. Shareholders who wish to move a resolution may request the Company to convene a general meeting following the procedures set out in the preceding paragraph.

CORPORATE GOVERNANCE REPORT

PUTTING FORWARD ENQUIRIES TO THE BOARD

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

Contact Details

Shareholders may send their enquiries as mentioned above to the following:

Address: A5 Xueyuan Road, Haidian District, Beijing, China 100083
Email: ir@zhihu.com

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company considers that effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavours to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At the annual general meeting, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

To safeguard Shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

Shareholders' Communication Policy

The Company has in place a shareholders' communication policy of the Company (the "**Shareholders' Communication Policy**"). The policy aims to set out the provisions with the objective of ensuring that the Shareholders, both individual and institutional, and, in appropriate circumstances, the investment community at large, are provided with ready, equal and timely access to material information about the Company, in order to enable Shareholders to exercise their rights in an informed manner, and to allow Shareholders and the investment community to engage actively with the Company. The Board reviewed the implementation and effectiveness of the Shareholders' Communication Policy and the results were satisfactory.

The Company has established a number of channels for maintaining an on-going dialogue with its Shareholders as follows:

(a)   *Shareholders' enquiries*
       Shareholders should direct their enquiries about their shareholdings to the Company's Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, via Online Feedback, a web-based enquiry form (https://www.computershare.com/hk/en/online_feedback) or calling its hotline at +852 2862 8555, or going in person to its public counter at Shops 1712-1716, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

CORPORATE GOVERNANCE REPORT

(b) *Corporate Communication*

"Corporate Communication" as defined under the Listing Rules refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to the following documents of the Company: (a) the Directors' report, annual accounts together with a copy of the Auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) the quarterly report; (d) a notice of meeting; (e) a listing document; (f) a circular; and (g) a proxy form. The Corporate Communication of the Company will be published on the Stock Exchange's website (www.hkex.com.hk) in a timely manner as required by the Listing Rules. Corporate Communication will be provided to Shareholders and non-registered holders of the Company's securities in both English and Chinese versions or where permitted, in a single language, in a timely manner as required by the Listing Rules. Shareholders and non-registered holders of the Company's securities shall have the right to choose the language (either English or Chinese) or means of receipt of the Corporate Communication (in printed form or through electronic means).

(c) *Corporate Website*

Any information or documents of the Company posted on the Stock Exchange's website will also be published on the Company's website (https://ir.zhihu.com). Other corporate information about the Company's business developments, goals and strategies, corporate governance and risk management will also be available on the Company's website. All announcements and Corporate Communications shall be maintained on the Company's website for at least five years from the date of publication.

(d) *Shareholders' Meetings*

Shareholders are encouraged to participate in general meetings or to appoint proxies to attend and vote at the meetings for and on their behalf if they are unable to attend the meetings. Appropriate arrangements for the annual general meetings shall be in place to encourage and facilitate Shareholders' participation. The process of the Company's general meeting will be monitored and reviewed on a regular basis, and, if necessary, changes will be made to ensure that Shareholders' needs are best served. Board members, in particular, the chairman of the Board, the chairman of Board Committees or their delegates and external auditor should attend annual general meetings to answer Shareholders' questions.

SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS

During the Reporting Period, the Company has amended its Memorandum and Articles of Association. Details of the amendments are set out in the circular dated May 19, 2022 to the Shareholders. An up-to-date version of the Company's Memorandum and Articles of Association is also available on the Company's website and the Stock Exchange's website. Save for the aforementioned changes, there was no significant change in the memorandum and Articles of Association of the Company during the Reporting Period.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

1.   ABOUT THIS REPORT

Report Overview:

This is the Environmental, Social and Governance ("ESG") report of Zhihu Inc. ("Zhihu", "the Company", or "we") (NYSE: ZH; HKEx: 2390). We hope that this report will convey Zhihu's concepts and practices on environmental, social and governance issues, and enhance the understanding and communication of various stakeholders of the Company.

Reporting Boundary:

This report covers the information and data of Zhihu's branches from January 1, 2022 to December 31, 2022 (hereinafter "the reporting period"), and some information beyond this scope will be explained separately.

Reporting Principles:

The Report is prepared in accordance with Appendix 27 Environmental, Social and Governance Reporting Guide (the "ESG Reporting Guide") to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the"Listing Rules") by Hong Kong Exchanges and Clearing Limited ("HKEx"). This report has complied with the "comply or explain" provisions set out in the "ESG Reporting Guide"and follows the principles of materiality, quantitative, balance and consistency, striving to fully represent our current management status and performance results in terms of environmental, social and governance for the year.

"Materiality": This report has been prepared to identify key stakeholders and their concerns about ESG issues, and to make targeted disclosures based on the relative materiality of their concerns. We followed *ESG Reporting Guide* in conducting materiality assessments, which include: i) identifying relevant ESG issues, ii) assessing the materiality of the issues, and iii) the Board review and validate the assessment process and results. We report on ESG issues based on the materiality assessment results. Details of the materiality assessment process are described in the "Communication with Stakeholder and Material Issues Analysis" section below.

"Quantitative": The report presents the key metrics at the environmental and social aspects in quantitative terms, and the measurement criteria, methodologies, assumptions and/or calculation tools for the KPI in this report, as well as the sources of conversion factors used, are described in the corresponding paragraphs.

"Balance": This report objectively discloses both positive and negative information to ensure that the content presents an unbiased view of the Company's ESG performance during the reporting period.

"Consistency": Unless otherwise indicated, the data disclosed in this report are statistically consistent with previous years.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Feedback On The Report:

We attach great importance to the views of our stakeholders and this report is available in English and Chinese for readers' reference. The electronic version of the report is available on the Company's website https://ir.zhihu.com or on the website of the Hong Kong Stock Exchange. If you have any comments and suggestions on the ESG management of the Company, please contact us via email, we look forward to your valuable comments.

E-mail: ir@zhihu.com
Tel: 86-10-6508-0677

2.   BOARD STATEMENT

Zhihu attaches great importance to ESG management and has established a three-tier ESG management structure, the Board takes the responsibility of corporate ESG management, the Nominating and Corporate Governance Committee leads the ESG management work, and the ESG working group is responsible for performing ESG-related work. As the highest responsible and decision-making body for ESG matters, the Board comprehensively supervises and manages the Company's ESG work, and is responsible for assessing and determining ESG-related risks and opportunities, ensuring that appropriate and effective ESG risk management measures are in place. The Board holds regular annual meetings to discuss ESG management strategies and important issues.

We value the suggestions of various stakeholders on important ESG issues and have close communication with stakeholders. The Board has participated in the identification, evaluation, prioritization and management of the Company's ESG key issues. The specific issue evaluation process and results are detailed in the section "Communication with Stakeholder and Material Issues Analysis" of this report. The Company has formulated ESG goals, and regularly reviews the progress and performance of ESG goals, relevant content is detailed in the subsection "Practicing Green Operation".

In 2022, we have invited external professional institutions to conduct ESG training for the Board to clarify the HKExs ESG compliance requirements. This report provides detailed information on the above ESG-related matters, and the report framework and first draft were reviewed by the Board in March 2023 and approved by the Board resolution in April 2023.

The Board

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

3.   RESPONSIBLE GOVERNANCE

3.1   ESG Management

Zhihu continuously strengthens its ESG management capabilities by establishing an ESG management structure and forming a regular mechanism for ESG management and fulfilment, integrating the concept of sustainable development into corporate strategies and implementing them. We have formed a three-tier ESG management structure, including the Board, the Nominating and Corporate Governance Committee, and the ESG Working Group composed of various functional departments, with specific responsibilities as follows.



Zhihu ESG Management Structure

The Board supervises and manages ESG matters of the Company, assumes ultimate responsibility for ESG strategies and objectives, and regularly reviews the Company's performance. The Nominating and Corporate Governance Committee are responsible for formulating ESG action plans and objectives, coordinating resources to ensure the implementation of ESG work, and guiding and supporting the implementation of ESG work. ESG Working Group, as the executive arm of ESG work, is responsible for carrying out ESG-related practices, promoting the implementation of ESG issues and integrating sustainable development into daily operations.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

3.2 Risk Control

An effective risk management system is an important guarantee to maintain the normal operation of the Company. We attach great importance to risk prevention and management. We have adopted a "three lines of defense" risk management model and established a risk management system and internal control structure under the supervision and guidance of our Board of Directors.

The first line of defense	Mainly composed of business departments to identify, evaluate, monitor and manage risks in daily operations.
The second line of defense	Mainly composed of human resources, legal affairs, finance, risk control, community, safety and governance center and other functional departments, to provide professional knowledge support and supervision for risk-related affairs, to assist the effective implementation of the first line of defense.
The third line of defense	Mainly composed of the internal audit department and supervision department of the risk control center, which is mainly responsible for the evaluation of the Company's risk management and internal monitoring system, and supervises the first line of defense and the second line of defense to constantly improve the risk management system. The internal audit department and the supervision department have a high degree of independence.

We have formulated institutional policies such as the *Regulations Management Code*, *Conflict of Interest Management Policy* and *Internal Audit Management Policy*. Also, we have built relevant risk management and internal control processes based on the COSO internal control framework model, and regularly conduct risk assessments based on the Company's risk areas. We formulated audit plans and risk management measures and formed an effective risk prevention and control mechanism. Especially in the field of internal control related to financial reporting, we regularly conduct risk self-assessment every year, identifying relevant risks, forming documents such as risk self-assessment tracking lists, and synchronizing with relevant business leaders for subsequent risk identification and control.

We also invite the Company's senior management to evaluate risk events and form risk assessment results. Based on the identified significant risks of the Company, the internal audit department will supervise and rectify the problems found.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

3.3 Communication with Stakeholders and Material Issues Analysis

We identify ESG issues that are important or relevant to the Company and stakeholders by continuously communicating with stakeholders and conducting substantive issue assessments. We regularly understand the demands of stakeholders through various channels like questionnaires, to identify ESG issues that are important to the Company and stakeholders in the current business environment. Based on the results of the identification and analysis of material issues, we define the content of this report and help stakeholders better understand the ESG performance of the Company.

The first step: Issue identifications	At the early stage of report preparation, we conducted in-depth research and identified 21 ESG substantive issues that are highly concerned by stakeholders and closely related to the Company's ESG work by benchmarking the content of excellent reports in the same industry, conducting research on substantive issues and responding to the disclosure requirements of the guidelines, and made them the key content of the reported disclosure.
The second step: Conduct research	We used online questionnaires and targeted communication to distribute questionnaires on material ESG issues to various stakeholders, who scored the issues from their own perspectives and collected more than a hundred questionnaires.
The third step: Establish the ESG materiality matrix	Based on the results of the questionnaire, we analyzed the importance of each topic from both internal and external perspectives, and ranked the issues from the two dimensions of "importance to the internal stakeholders" and "importance to external stakeholders" to obtain the following ESG materiality matrix.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT


Materiality Matrix
High
User experience
Information security and privacy protection
Content security and quality
Compliant operation
Advertising content security
Employee safety and health
Protection of intellectual property
Youth protection
Community environment
Employee rights and welfare
Equal employment
Employee training and development
Product innovation
Anti-corruption and business ethics
Climate change
Resource conservation
Suppliers management
Low-carbon operation
Community contribution
ESG governance and risk control
Rural revitalization
Middle
High
Relative importance to external stakeholders
Relative importance to internal stakeholders

4. HEALTHY ECOLOGY AND DYNAMIC COMMUNITY

4.1 High-Quality Community Construction

4.1.1 Community and Content Building

We adhere to the strategy of "Ecology First" and continue to improve the community governance system of Zhihu, cultivating a community culture of "sincerity", "expertise", and "respect". We have established the *Zhihu Community Code*, *Zhihu Agreement* and other community governance regulations, encouraging users to respect each other, express themselves sincerely and discuss professionally, and publish "useful", "helpful" and "quality" content, so as to continuously improve the creators' experience, provide more accessible content, and build a good community atmosphere.

As a high-quality Q&A community with a high concentration of creators, questions with unique perspectives and brainstorming topics are asked and answered every day at Zhihu. People come here to find solutions, make decisions, seek inspiration and have fun. We believe "if there is a question, there is an answer", and we believe every Zhihu user is an expert in his or her field, so we provide a platform for every ordinary person to shine, and build a friendly and healthy community atmosphere with rich and diverse positive content.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Content is the foundation of the community ecology. We build Zhihu into a trustworthy content community by providing content with a sense of fulfilment. From time to time, we launch various initiatives and campaigns to further enhance the depth, breadth, and relevance of the Zhihu content. We currently focus on promoting timely content, which covers a wide spectrum of trending events to satisfy our diverse user base.

We constantly improve the content audit mechanism, improve the intelligence and accuracy of content audit, and ensure strict control of content quality. The platform continuously manages the discussion atmosphere under multiple content scenarios such as articles, answers, ideas, and private letters through model identification, manual inspection, report acceptance, and public opinion monitoring. "Wally bodyguard", as a 24-hour online community governance robot, will find and clean up the junk information in the station in real time, strive to improve the user interaction atmosphere, and effectively prevent and reduce the risk of bad information attacks. For physical products, we have established a method for product identification traceability and recovery requirements, and ensure that there is a reliable traceability path when nonconforming products occur. We have no products recalled this year for safety or health reasons.

We have established a set of community governance systems overseen and implemented by our experienced community management team. Equipped with professional knowledge accompanied with AI-powered content assessment algorithms, our community management team promptly and effectively identifies and responds to inappropriate content to enhance user experience and maintain the community ecosystem. Through the content quality improvement process and dispute review process, content quality ultimately determines the order by which content is presented, to optimize the user experience and strengthen the community culture of "sincerity", "expertise", and "respect". As a service provider of the community, the "Zhihu Butler" also plays the role of a community values propagandist and guardian, closely connecting Zhihu with its users, faithfully listening to their opinions, and helping to maintain a healthy and orderly community atmosphere, which has become one of the features of Zhihu.

We convince that our users are essential in building and maintaining our community culture. In our vibrant online community, users contribute through various engagement activities, respect diversity, and value constructive discussions. Besides, certain experienced users can assign tags and participate in community reviews to collectively resolve disputes. In addition, our users can actively participate in community governance by initiating and participating in the dispute review process, and certain users can even become "jurors" on Zhihu to decide on fact-finding in community disputes to improve the sense of engagement and belonging of users in the community affairs.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

4.1.2 *Intellectual Property Management*

Zhihu is a platform for acquiring, sharing and disseminating information. We respect and encourage the content creation made by Zhihu users, and regard the protection of intellectual property rights as one of the basic principles of Zhihu's operation as it is critical to the survival and development of Zhihu. Intellectual property protection is an important guarantee for the achievements of innovation. We attach great importance to the protection of our own intellectual property rights, and also respect the intellectual property rights of others. We strictly abide by the *Patent Law of the People's Republic of China*, the *Trademark Law of the People's Republic of China*, the *Copyright Law of the People's Republic of China* and other relevant laws and regulations and practice protection of intellectual property rights. We have also formulated the *Intellectual Property Management System* to regulate the management of intellectual property rights, stimulate employees' enthusiasm for creation, and reinforce the protection of the intellectual property rights of Zhihu.

Our intellectual property matters are managed by specific employees, and the four-tier management process ensures compliance with intellectual property in Zhihu. We take a positive attitude towards the registration, filing and application of intellectual property rights, and strictly prevent trademarks, patents and other intellectual property rights from being pre-empted by others. Zhihu entrusts an agency to conduct "dynamic monitoring of trademark infringement" with measures taken to combat infringement after a comprehensive judgment.

Content creators bring vitality to the Zhihu community, and we have taken a series of measures to protect their copyrights. Not only does Zhihu automatically monitor the entire network 24/7, but creators can also choose to defend their rights with certain content and initiate the process of defending infringing content with a single click, and we will also provide timely feedback on the progress and results of defending their rights.

Gaining awareness of intellectual property protection and enhancing intellectual property management is of great significance. Therefore, we organize training in this regard for our employees aiming at raising their awareness and upskilling them. In March 2022, we held a training session on copyright law, which provided an in-depth explanation of "copyright laws and regulations", "copyright protection", and "risk prevention and rights protection". And we have Q&A sessions for business-related consultations on a long-term basis. In addition, we encourage employees to undertake R&D activities and patent applications, and have a special patent incentive policy to reward those with outstanding contributions to R&D innovation.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

4.1.3 Improving the Advertising Review Mechanism

The *Advertising Law of the People's Republic of China*, the *Interim Measures for the Administration of Internet Advertising* and other laws and regulations are taken as the basic guidelines for Zhihu's business ecology. We have established advertising entry standards and auditing processes that are stricter than the industry standards, we conduct detailed evaluation, review and management of advertising business in the three stages of client account registration stage, material collection stage and advertising release stage, so as to ensure a healthy and sustainable business ecology in the community and grow together with customers and users.

–   Client account registration stage: We require our clients to provide relevant business documents and qualifications in accordance with laws and regulations and administrative permits, and establish a sub-industry customer assessment access mechanism for different industry-specific regulations. Companies or products that harm national dignity and sovereign interests, endanger social security, prohibited by law, harm the growth of minors, and cause negative social impact are strictly prohibited to protect the healthy business ecology and users' rights and interests.

–   Material collection stage: We strictly fulfill our advertising review obligations, all clients must provide legal and compliant material, and they are required to provide legal qualifications and materials proving the authenticity and validity of the advertising content to ensure that advertising business files can be checked back.

–   Advertising release stage: We conduct a combination of manual inspection and technical inspection to work together for the completion of advertising. Our manual inspection team has been professionally trained, and is mainly responsible for inspection of advertising links and maintenance of historical content, at the same time the team also regularly carries out online special inspection, ensuring the legal compliance of the material. If violation material is reported by the users, punishment measures such as immediately refusing the material, notification of violation, blocking the account and prohibiting cooperation shall be taken according to the violation facts. We have also developed AI powered proprietary systems such as content filtering systems and anti-spam systems. In addition, our community management team handles user complaints through our mobile app about inappropriate or illegal ads found on the platform.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

We continue to improve compliance training, we keep up with the regulatory requirements and changes, and actively participate in learning and training, increase the training of internal staff and clients to promote the assessment, enhance the awareness of compliance of all parties in business activities, we also have the ability to identify plagiarism system and the penalty mechanism for plagiarism, etc. to protect the rights and interests of clients and users.

4.2   Being User Experience-Oriented

Zhihu's core goal is to improve user satisfaction and service experience, and our service guideline is to provide high-quality answer services for users. In order to play the role of user experience radar, we take "feedback" as a grip to discover user needs, speak out on behalf of users, and closely connect with business teams to promote the resolution of issues affecting users' experience and provide users with a better product and service experience.

4.2.1 Listening to Users

Through various user communication channels, we listen to users' feedback, understand users' needs, and promptly adjust product and service content to provide a humanized, interactive, and warm service experience. In order to further improve user experience, we constantly optimize the complaint handling procedures and methods, thus users' feedback and problems could be timely, efficiently and accurately responded and solved.

Zhihu always upholds the user service operation strategy of "with standards and temperature". For users' inquiries, we have adopted a closed-loop first-question responsibility system, insisting on the responsibility to the person and the implementation to the post. We also strictly regulate the operation process and follow a standardized service process, while providing humanized service answers to give users a more comfortable communication and service experience. In addition, we have a service data platform, visual screen real-time monitoring, and risk warning mechanism to protect service operations, and through data analysis and algorithm support, intelligent service capabilities could be effectively enhanced.

Zhihu Butler is an official customer service channel for Zhihu users to seek help when they encounter problems. It provides an "interactive" service experience for users and brings them closer to the community platform. As the "spokesperson" of users, Zhihu Butler sticks to the position of users and speaks on their behalf. In addition, Zhihu Butler insists on active communication to improve creators' usage experience and deliver positive messages to users, so that they can directly feel the optimization and improvement of the platform and form a positive cognitive cycle.

We take every user complaint seriously and continuously improve the user experience. We collect users' opinions and suggestions through the 400 hotline, email, APP online feedback, and return visits to users, etc. In 2022, we received a total of 86,274 complaints. For complaint handling, we require customer service to respond within 30 minutes and provide feedback within 24 hours.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

4.2.2 *Professional Customer Service Team*

In order to improve human customer service quality and guarantee user service experience, we continuously improve customer service training, quality control, performance programs, and service awareness building. We help our employees to improve their service skills and continuously improve their personal abilities and professionalism through lectures and sharing, thematic discussions, simulations, and practical exercises.

Customer service training system:

• Boarding and sailing: new employees are given induction training, and team goals are declared and a series of trainings on knowledge and skills and corporate service culture are launched to enable employees to quickly adapt to the service characteristics of Zhihu.

• Service upgrading: staff growth-oriented training, knowledge and skill expansion, the weak link replenishment, focus on teamwork awareness and cohesion development.

• Service improving: strong soldiers plan, reserve backbone talents, improve service level and communication ability specializing in service experience problem-solving.

• Backbone cultivation: strengthen the mainstay and cultivate business management talents.

With the goal of increasing quality and efficiency, we regularly conduct quality checks on customer service employees' services to promote service quality improvement, improve service processes, and stimulate service innovation. We help identify operational risks through multi-angle "human + machine" quality inspection and supervision and provide suggestions to the business to drive improvements. We also use quality inspection data to gain insight into user needs, optimize and analyze service details and processes, and improve communication skills, thereby enhancing user satisfaction. The newcomer quality inspection and regular quality inspection carried out daily have been incorporated as the standard of performance assessment, at the same time, we will also carry out special quality inspections, and conduct full process of inspection analysis, node specification, key feedback and other improvement training for employees who fail the assessment to promote their growth and progress.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

4.3   User Care and Technology for Social Good

4.3.1 Minors Protection

Zhihu continues to improve the protection mechanism for minors and strictly abides by the *Law of the People's Republic of China on the Protection of Minors*. In the *Zhihu Community Code*, we prohibit the posting that is harmful to the physical and mental health of minors, and in the *Zhihu Personal Information Protection Guidelines*, we emphasize the importance of protecting the privacy of minors and take the protection of minors as our responsibility. We combine positive guidance with negative strikes, and we set up a youth mode, giving priority to pushing educational and knowledge content to minors, filtering content that is inappropriate for minors, and making it impossible for them to use live streaming, rewarding and top-up features, as well as limiting the time of use for underage users. Our Walleye Bodyguard also provides real-time protection. Walleye Bodyguard will find and clean up spam on the site in real time to effectively prevent and reduce the risk of undesirable information attacks. For the risky contents identified, the system will automatically intercept. In addition, we provide a variety of feedback channels for the protection of minors. Users can give us feedback through the underage reporting portal on our website, email and phone, and so on, to create an online community environment that is conducive to the healthy growth of minors.

The "protect the seedlings" special activities

We call on more users to pay attention to and help the healthy growth of teenagers, to provide a good environment for their growth on the Internet, and to better "protect the seedlings". Every summer, in order to create a good community environment for teenagers, Zhihu, under the guidance of the "Beijing Municipal Center for Reporting Illegal and Undesirable Information on the Internet", has set up a special report handling team to carry out a two-month "protect the seedlings reporting" campaign, which is dedicated to special handling of undesirable information involving children.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

> **"Clear" special campaign to improve minors' Internet environment during summer vacation**
>
> Summer vacation is the peak period for teenagers to spend time on Zhihu. In order to create a "Clear" community environment for the majority of teenagers, under the guidance of the State and Beijing Internet Information Office, Zhihu has launched a two-month "Clear" special campaign to improve minors' Internet environment during summer vacation, to specifically deal with undesirable information involving minors. To this end, we have taken the following measures.
>
> – Set up a working group for "Clear" special campaign to improve minors' Internet environment during summer vacation to coordinate the clean-up work.
>
> – Upgrade the strategy of anti-cheating system of Zhihu to actively identify high-risk harmful information, and screen and deal with undesirable content involving minors in real time.
>
> – Establish a 24/7 rapid processing mechanism to improve the timeliness of special reports to prevent harmful content from harming minors.
>
> This activity not only protects teenagers, but also maintains a good community atmosphere in Zhihu and builds a comprehensive protection system for teenagers.

4.3.2 *Being Aging-Friendly*

The aging population is becoming an important social concern. As the number of seniors surfing the Internet continues to increase, helping them integrate into digital lives and bridging the digital divide is a direction that Zhihu has been actively exploring. We have set up an aging-friendly accessibility service module to help seniors better experience Zhihu's services. We have also set up a dedicated service line for seniors that supports fast human customer service to better address their service demands. In addition, seniors are the main victim group of illegal fraud, in order to crack down on illegal and criminal acts of fraud against seniors, and to manage fraud-related chaos that infringes on the legitimate rights and interests of seniors, Zhihu has created a special channel called "Senior Fraud Reporting Zone" to effectively protect the legitimate rights and interests of seniors in accordance with the law.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

4.3.3 *Focusing on the Disabled*

Based on the bright vision of "At Zhihu, people with disabilities can also access knowledge without barriers", Zhihu continues to promote the construction of accessible communities and bridge the digital divide. We have improved accessibility according to national and international accessibility standards and launched "Accessibility" pages to provide more services for users with visual impairment or mobility problems. In addition, Zhihu is committed to building a discussion atmosphere for barrier-free communication and dissemination, spreading and promoting more accessibility-related knowledge and information through the "Accessibility Column", and inviting accessibility professional organizations and individuals to be part of the community. During the Accessibility Awareness Day, Zhihu also held special events to attract enthusiastic discussions among users, answering questions such as "What are the channels for people with disabilities to pursue higher education? and "What is the value of people with disabilities in society? The event provided practical help for people with disabilities and increased their sense of fulfillness to the Zhihu community.

4.3.4 *Caring for Users' Mental Health*

Zhihu is always committed to spreading positive culture, exploring users' potential spiritual and psychological needs, and promoting the spirit of humanistic care. "Zhihu Butler" provides psychological guidance to users who have negative emotions with a tendency to self-harm, and provides users facing psychological problems with access to psychological assistance and treatment to help them regain a good state of mind and face life more positively.

We hope Zhihu is not only a place to learn new knowledge and gain respect and recognition, but also a place to send appropriate love and care to our users in their time of need. In Zhihu, there are questions related to "depression" or "suicide" every day, so we have created topics and roundtable discussions such as "How to regulate depression in daily life? and roundtable discussions to help users regulate their negative emotions. When users search for related keywords, the system will automatically trigger prevention and guidance, and provide a national suicide intervention helpline. In order to detect abnormalities of Zhihu users in a timelier manner, we have arranged for certain staff to work on related detection and protection, and have initially formed an integrated rescue process of detection, research and evaluation, and graded disposal through algorithms and products. In recent years, Zhihu has saved hundreds of suicidal friends by reporting them through the rescue mechanism of relevant departments.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

4.4   Sustainable Creation and Innovation

In Zhihu, content creators are the source of high-quality content. One of the main tasks of Zhihu is encouraging various content creators to generate comprehensive content. We are committed to inspiring content creators to produce high quality and diverse content by investing resources to discover, nurture and support content creators, enhance their creative potential, and continuously drive users to become content creators. Our question routing system accurately shares questions to relevant users, further defining their interests and expertise to encourage content creation. In addition, we provide ongoing support and guidance to content creators, offering them a set of productivity tools to help build different forms of content and help them improve the quality and quantity of their content creation. We also organize online roundtable discussion series based on specific topics and events to increase the frequency and relevance of content creation.

Content creator support

We are constantly optimizing our content creator services to help them start a more professional, secure and sustainable content creation journey. Zhihu Creation Center has various content creation management functions, including:

–   Creation Assistant: including content analysis, question recommendation, follower analysis, and other functions to help creators improve efficient creation and content operation.

–   Creation rights and interests: Through multi-faceted data analysis, Zhihu helps content creators gain more economic benefits and a sense of fullfilness from upgrading their ranking.

–   Growth boost: Zhihu has established a comprehensive level growth system and content creator training system, including a creation academy and a creation training camp, to help content creators choose the right vertical fields and improve the quality of their content.

To meet the demand of commercialized platforms and reward content creators financially for their work, we provide a suite of marketing utilities embedded in various parts of content to help merchants and brands realize sales conversion, customer acquisition, or service provision, among others. In addition, Zhihu launched the "Sea-salt Campaign" 4.0 in May this year as part of its continued efforts to improve creators' experience and income, so as to encourage in-depth content creation in vertical fields. "Sea-salt Campaign" 4.0 has not only updated the creation assessment system for creators to get more traffic, but also created an income system of "Zhizhi Knowledge Campaign + Cheese Platform + Yanxuan Member", so that creators involved in different areas can benefit from at least one income plan.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Besides financial incentives, we place great importance on the psychological acquisition of content creators, i.e. enjoying their Zhihu experience through recognition from fellow users. Our annual Zhihu Content Creators Ceremony promotes and strengthens our community culture by enhancing engagements between content creators and users. We invite leading content creators in various fields to share their Zhihu experience with users through award-giving speeches, round table forums, and other activities. This fosters a win-win situation for us as content creators not only to receive better recognition within our community, but also to inspire our users to become content creators.

"Sea-salt Campaign" 4.0

To better motivate content creators, Zhihu has launched the fourth phase of the "Sea-salt Campaign", an incentive policy for creators, with three initiatives including "traffic support", "income system" and "in-depth creation". This plan aims to encourage content creation in vertical fields, making Zhihu's creators acquire more traffic and more income.

In addition to creators with professional backgrounds, we also encourage those with industry and professional experience to share right knowledge, skills and perspectives. In 2022, we successively launched a series of activities such as "Adults, Please Answer", "Parents' Study Club" and "Advice for New Parents" to discuss parenting-related topics with doctors, people with parenting experience, teachers, creators specializing in pedagogy and creators of popular science for children.

To enrich the content in Zhihu and stimulate the innovation of content creators, we are applying various technical means, including AI, machine learning, and natural language processing, in cultivating our technological capability of identifying and promoting "fulfilling content." On the one hand, to facilitate our experienced content operations team in enhancing the efficiency of machine learning, we continually evaluate and provide feedback on relevant system output to help with the iteration process. On the other hand, we also seek to enhance our technological capability to support content management through the algorithms. Based on the analysis of a particular question and data insights on users, the question routing system identifies users who have created content or shown interest in the relevant field based on user profiles and behaviours, and distributes the question to these users, prompting a response, inspiring users to create content.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

5.   BEING PEOPLE-ORIENTED AND CREATING A SATISFING WORKPLACE

Zhihu always believes that outstanding personal abilities and teamwork spirit are the foundation of our value creation. We are committed to protecting the rights and interests of our employees and advocating an equal, open and inclusive working atmosphere. We focus on exploring the potential of each employee and provide them with abundant learning resources and a wide space for their growth. We care for the physical and mental health of our employees and provide diversified employee activities to stimulate their vitality, striving to achieve alignment between corporate development and employee value.

We adhere to the concept of talent first and strive to build an efficient, diverse and dynamic team by expanding our recruitment channels to bring in outstanding talents, and creating a fair and open environment for job seeking. We strictly comply with the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, the *Social Insurance Law of the People's Republic of China*, the *Provisions on Prohibition of Child Labor* and other relevant laws and regulations, and have established internal policies such as the *Zhihu Background Investigation Policy and Management System*, the *Re-employment System*, and the *Management Rules for the Use of Recruitment Channels* to protect the legitimate rights and interests of our employees. We continue to build a sound recruitment and selection mechanism for human resources, and resolutely oppose all forms of employment discrimination. In this regard, we treat employees of different genders, ages, ethnicities, regions, countries, and religious backgrounds fairly and equitably, and firmly eliminate child labor and forced labor. During the reporting period, there was no violation related to child labor or forced labor in Zhihu. In the event of such cases, we will handle them in strict accordance with relevant regulations to ensure compliance with the recruitment process and employees' legitimate rights and interests.

5.1   Building A Platform for Employee Growth

Based on the needs of each employee's career development and capacity building, Zhihu continues to improve the talent development system and help employees improve their career skills and professional qualities by providing diversified training courses to better utilize their personal potential and realize the common growth of employees and the Company's. We have established systematic employee training programs such as corporate culture promotion, leadership training, professional competence training, general skill training, and training mechanisms such as the M+ plan (Zhihu Mentor Mechanism) and the T+ plan (the *Zhihu Internal Trainer Management System*). These programs and mechanisms, together with online learning platforms, provide systematic and targeted training programs and rich learning resources for employees at all stages of their career development, to empower our employees and help them achieve rapid growth.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Zhihu has also established a comprehensive leadership development system to help managers improve their management skills from multiple levels. In 2022, we conducted a management competency assessment for managers, continuously assessing their leadership through job reporting and other forms, and continuously providing training programs and learning resources for all managers to continuously improve their management capabilities.

Zhihu continues to improve training resources and training system. Zhihu also provides resources and support for the improvement of the professional and general abilities of new and in-service employees through various channels and ways such as centralized training, internal sharing, workshops, and external communication. In 2022, We have carried out induction trainings covering all new employees.

Every year, we maintain close interaction with the fresh graduates, carrying out the training plan for the fresh graduates through the "Sailing Training Camp", students are accompanied by the mentor team to integrate and grow, clearly plan their growth path, and combine the main and auxiliary posts to help themselves quickly find the direction of development. This activity also helps the fresh graduates achieve the growth from students to qualified "professionals".

In 2022, we organized special career talk lectures for college students, and organized air lectures and promotional activities for universities. We attracted new graduates, and provided rich internship positions for undergraduate/graduate students.

We are committed to widen career development paths for employees, and fully respect their personalized development to realize their personal and professional value. We have established the *Zhihu Rank System*, which stipulates that Zhihu's employees are classified into "management path" and "professional path" according to their job characteristics. Based on their own career planning, employees can grow in their own path or transfer between paths. Both management path and professional path have corresponding ranks, with a clear upward path.

By forming a smooth and flexible talent flow mechanism internally, the Company's need for product and business talents can be met. To achieve mutual development of employees and the Company, we have also established a "flexible mechanism" for job transfers to further stimulate employees' vitality.

We follow fair and impartial performance assessment standards to maximize the reasonableness of our performance ratings and motivate our employees. We have set up a complete performance assessment process, including organizational performance and personal performance. Based on the plans developed by the Company, we conduct the performance assessment from two perspectives of performance and culture. And the specific process mainly includes self-evaluation, evaluation from a higher level, correction and release of results. The performance results will be considered in promotion, excellence selection and talent development as required by relevant regulations.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

5.2   Employee Care

We endeavor to foster workplace happiness so that our employees can feel warm and being cared. We keep improving the employee welfare system to promote employee happiness. In this regard, except for the statutory social insurance and welfare, we also provide additional commercial medical insurance for employees and supplementary medical insurance for their children. In addition, we offer employees special discounts on transportation, catering, rental, electronic equipment, hotel accommodation, laundry service, etc.

Sticking to the people-oriented philosophy, we care about our female employees and employees from ethnic minorities. For example, we set up breastfeeding rooms in working areas and provide halal meals for ethnic minorities.

Zhihu is committed to open, free and people-oriented management. We adopt flexible working hours and advocate work-life balance, where employees' performance is evaluated according to their actual output and values instead of working hours and overtime work, so as to ensure that employees enjoy their work and get relaxed.

Zhihu attaches importance to communicating with our employees and has various communication and feedback channels in place to learn about employees' requests timely. We have established the "Pirate Ship", an online platform for internal communication, where employees are encouraged to raise questions and give their answers, so as to facilitate mutual communication and assistance. Our "Zhihu Staff Group Chat" and "Pirate Manager" are also important channels for employees to communicate and exchange ideas. In addition, Zhihu has set up a relevant channel for employees to appeal against performance evaluation and other results by email, which will be sent to the responsible person of corresponding departments to follow up.

Zhihu strives to create a "joyful" work atmosphere to boost employees' sense of belonging and happiness. To support employees' healthy hobbies and promote healthy life of employees, Zhihu has established various clubs including basketball club, football club, badminton club, and organizes club activities every week and club competition events annually, to strengthen inter-departmental communication and show team cohesiveness. We also organize Zhihu-featured events to create a joyful work environment and boost employees' sense of belonging and happiness.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

5.3   Employee Health and Safety

We do care for the health and safety of our employees and strictly comply with the *Labor Law of the People's Republic of China*, the *Law of the People's Republic of China on Prevention and Control of Occupational Diseases*, the *Fire Protection Law of the People's Republic of China* and other laws and regulations. To raise employees' awareness and achieve better occupational health and safety, we organize relevant activities and arrange a regular physical examination for employees to take control of their own health. To create a secure working environment, improve the employees' ability of safety emergency response, we actively carry out fire drills, and established a first-aid response management system, for example, AEDs (Automated External Defibrillators) have been fully put into use in two workplaces in Beijing, to safeguard the health of employees.

> **Case study: AED training**
>
> To equip more employees with first-aid knowledge to better protect themselves, their families and friends in an emergency, Zhihu invited the Red Cross Society of China Beijing Branch to give lectures regarding cardiopulmonary resuscitation and use of an automated external defibrillator (CPR+AED) and carried out exams for the professional certificate issued by Red Cross Society of China Beijing Branch. In 2022, we held 4 AED trainings and all of the 214 attendees received the first-aid certificate.

> **Case study: Workplace health talk & sports health test**
>
> Zhihu invited health-related answerers from the platform to hold the "workplace health talk" and "sports health test" for employees to help them stay away from physical pain and exercise in the right way. Through explaining muscle joints, moves and sports postures, the talk lectured on how to analyze our movement abilities, body functions and possible injury risks, so as to better avoid getting hurt in life and sports. The talk also helped employees to relieve physical pains. In the end, we organized a sports health test for our employees and output detailed test reports.

6.   CONTRIBUTING TO SOCIETY

Zhihu is committed to becoming a company with social responsibility, which is also the core value of Zhihu since its inception. As a responsible corporate citizen, we always regard giving back to society as equally important as business development. We take on corporate and social responsibilities by promoting positive energies through the community platform and engaging in various public welfare undertakings.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

6.1 Knowledge Sharing

Zhihu cares about the growth and development of the young generation and puts a high premium on fundamental education. Therefore, we cooperate with content creators to promote positive energies and values to the public. During the 2022 national college entrance examination (NCEE), we launched topics, discussions and live broadcastings regarding NCEE, making Zhihu platform a core information source for exam preparation and college application. In 2022, we produced relevant OGV programs, including "My NCEE Memories" and "My Dream Occupation", to share positive attitudes and relevant cases facing NCEE failure, and information about occupation and workplace knowledge. Since its exclusive broadcast on Zhihu in August 2022, "My NCEE Memories" has attracted widespread attention across the network. In the third quarter of 2022 Outstanding Network Audiovisual Works Selection Event of the National Radio and Television Administration, "My NCEE Memories" was awarded as an outstanding network documentary due to its high-quality content.

Leveraging our rich content offerings and engaging content creators, our content operation team launches thematic discussions from time to time to promote values such as diversity, equal education, and philanthropism. For example, we promoted a Q&A-based thematic discussion on questions collected from children living outside the cities to arouse public interest in rural education, to arouse the public's interest and awareness of rural children's education.

> **Case study: Zhihu's answerer passed on knowledge to children in rural villages**
>
> In December 2021, aiming at nourishing the curiosity and imagination of kids in rural areas, Zhihu Science, together with Xiangguo Science of Dandangzhe Foundation, launched the online Q&A activity "Questions from Children in Rural Villages". A bunch of Zhihu's answerers worked as a public welfare instructor, answering questions raised by over one hundred kids from rural areas to satisfy their curiosity.
>
> Wulianhuakai, a Zhihu's answerer, is one of the instructors, he went to rural areas to give on-site lectures, where he would meet his readers and answer every question from the kids face to face. He went to Meiziya Primary School, Longxin Hope Primary School and Baojia Primary School in Pengshui County of Chongqing and gave lectures on *How Fishes Breathe* for local kids.
>
>

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Case study: Zhihu launched children's science education campaign with Shanghai Soong Ching Ling Foundation

On November 20, 2021, World Children's Day, Zhihu launched the education campaign "One Hundred Thousand Answers for Children", which invited leading experts, Zhihu excellent answerers, celebrities and professional institutions to join an online round table discussion on children's science education. For the offline event, through Shanghai Soong Ching Ling Foundation, Zhihu donated a batch of picture books, *I Wonder Why*, Zhihu Version, to multiple kindergartens and children's playgrounds in Shanghai. In addition, Zhihu donated a charity fund for various charity reading campaigns in children's playgrounds in the streets and communities of Shanghai.

Zhihu believes that curiosity can drive kids to observe and perform deep thinking. Answering children's questions with scientific knowledge can lead them to get enlightenment answers in science, guide them to establish the correct world view and stimulate infinite creativity. Through a series of initiatives, Zhihu provides Chinese children with professional and fascinating general science education, so as to promote the development of children's science education.

6.2   Science Bridge

Zhihu keeps focusing on the field of science and gradually builds a scientific bridge between academics and the public. Zhihu has gathered a large number of scientific research groups with professional backgrounds. They not only promote science popularization on Zhihu, but also conduct academic communication on Zhihu, bringing the scientific spirit to the Internet.

Since 2021, Zhihu receives support from the science popularization in China, and the annual "Ask Science for Answers" ceremony is jointly held, inviting authoritative institutions in different industries, scientific researchers and Zhihu Answerers together to launch a discussion in science communication and cross-border exploration. On February 20, 2022, the first "Zhihu Science and Technology List", sponsored by Zhihu and supported by China Science News, announced the results of the 2022 Annual Science and Technology Progress selection, including the top 10 science and technology progress in China and the top 10 science and technology progress in the world. The judging panel was composed of 42 leading Zhihu answerers in the field of science on Zhihu. Behind the list, zhihu gathered a group of high-level scientific researchers for "professional endorsement", and engaged more people to participate in the "diverse discussion", making Zhihu not only a popular community for scientific researchers, but also the first platform for the public to obtain and discuss scientific knowledge. With the release of the "Zhihu Science and Technology List", the influence of Zhihu in the scientific research community will be further expanded, attracting more science and technology workers and bringing more good content to the platform.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

6.3   COVID-19 Prevention

Zhihu has been closely monitoring COVID-19 and our efforts to fight the pandemic demonstrate our commitment to social responsibilities. During the outbreak, we upgraded the remote work system and monitored employees' health every day. Besides, we promoted reliable information about pandemic prevention through a series of initiatives launched in the Zhihu community. We have a dedicated thematic page to provide live updates of the new COVID-19 cases, geographic information, and useful information and links for protective measures such as medical treatment, vaccination, and nucleic acid tests. We also launched a "rumor buster" page to crush prevalent, unsubstantiated rumors regarding the COVID-19 pandemic with evidence, scientific analysis, and expert opinions.

We also proactively engaged our users and content creators in discussions regarding the COVID-19 pandemic, which had been among the most active and engaging topics in our community. We have promoted content creation and engagements on relevant topics through our content operations, cooperated with qualified and reputable medical information platforms for online consultation and diagnosis, and encouraged content creators with expertise in the relevant areas to contribute to public discussions. At the same time, during the pandemic, we showed our care for content creators with concrete actions, including delivering anti-epidemic food kits.

> **Case study: Zhihu dispatched anti-epidemic food kits to content creators in Shanghai**
> In April 2022, during the pandemic lockdown in Shanghai, citizens were confronted with supply shortage and surge in logistic prices, and they mainly depended on group buying to purchase goods. With the belief that people always show love in times of difficulty, Zhihu delivered anti-epidemic packages containing hard-to-buy food to content creators, such as green pepper, spinach and fresh meat, to help improve their diet and convey warmth and faith to every content creator.

7.   COMPLIANCE MANAGEMENT AND WIN-WIN COOPERATION

7.1   Information Security and Privacy Protection

Recognizing the importance of information security and privacy protection, Zhihu strictly adheres to the red line of data privacy protection, and continues to improve the process management and technology application of safety operation by establishing a sound internal system and security management framework, so as to protect the data privacy of the Company and users. We strictly abide by laws and regulations such as the *Cybersecurity Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China* and the *Administrative Measures on Internet Information Services*, and have formulated relevant policies such as the *Data Life Cycle Management Standards*, the *Third Party Data Sharing Reporting Standards*, the *Data Backup and Recovery Requirements*, the *Vulnerability Classification and Handling Standards* and the *Emergency Response Process for Data Security Incidents*. These policies cover cybersecurity management, data lifecycle management, data backup, emergency management and vulnerability remediation, so as to safeguard the information security in an all-round manner.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

To coordinate information security management and improve the mechanism for common security, we have set up the Security Committee which is composed of the decision-making management and the executive team. The decision-making management is mainly responsible for formulating the Company's medium and long-term safety strategic plan, guiding and inspecting safety work, and directing, coordinating, and following up the handling of unexpected and major safety incidents; The executive team is mainly responsible for the specific implementation of information security work.

In order to protect data security, the Company has optimized the control process and established a data cycle security management system based on industry standards and its own excellent practices, and applies the three-phase protection of data security including "pre-event prevention", "in-process monitoring" and "post-event response" to ensure that the Company's data security is preventable, manageable and controllable. By continuously strengthening the authorization management within the scope of reasonable use of data, we protect the security of accessible data in the pre-prevention phase. We will conduct security assessment in the business involving application security, data security and other dimensions, so as to detect security risks in advance in the monitoring phase. In the post-event response stage, Zhihu also made full preparations for data security incidents. While carrying out vulnerability prevention and control at different levels and reducing security risks, the emergency response work when data security incidents occurred is clarified, and a mechanism for data threat detection, defense and response is also established.

It is the consistent principle of Zhihu to respect the privacy of users' personal information. Zhihu always respects and protects users' personal privacy information with technical means and heightened internal management. We have developed and publicized the *Personal Information Protection Guidelines*, and highlighted the protection measures of personal privacy in Zhihu's *User Agreement*. We will obtain users' consent to collect, store and transmit data prior to providing services to them, and will not use such data for purposes other than those specified in our data privacy policy with users. In addition, we have protocols, technologies and systems in place to ensure that such data will not be accessed or disclosed improperly. In addition, we conduct technical means of privacy protection, including big data platform security governance to hide or delete personal sensitive information; and carry out personal sensitive information backstage governance, to improve the ability to enhance data risk event awareness, and form a closed-loop process of risk monitoring, event alert, and alarm disposal.

For the external restriction of information security, we have formulated the *Third-party Data Sharing Reporting Standards*, which specify the scenarios, sharing principles, approval process and other requirements, to ensure secure data sharing. We make requirements and restrictions on the use of data by the third parties in the contract, and clarify rights and responsibilities. At the same time, third parties are required to answer a questionnaire on security capability. In addition, to ensure user information security to the best of our ability, we adopt a data decryption system intended to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. We typically provide third parties with anonymous and desensitized personal information and require third parties to undertake equivalent data protection measures.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

For the internal control of information security, Zhihu continues to strengthen the information security awareness of internal personnel and minimize data security risks. We implement personal information access control measures, and our employees are granted the minimum access rights required to perform their work duties, and can only operate relevant data through strict internal approval procedures. We also signed confidentiality agreements with relevant employees and organized training to strengthen their awareness of data privacy and protection. We also regularly send safety awareness email reminders to all employees to strengthen the awareness of "everyone is a security guard of Zhihu". Besides, we have constantly improved our information security training system, and carry out various information security and privacy protection related trainings regularly, we mainly carry out information security training for new employees and information security training for all employees. Our trainings are conducted in both internal and external forms, internal trainings have been made full use of various media, we carry out publicity and education on laws and regulations, policies and rules, Zhihu's regulations and basic knowledge related to cybersecurity emergencies on an ad-hoc basis, and encourage departments to conduct various forms of cybersecurity learning. We invite external experts for external training to conduct special training for personnel in specific positions. For example, in June 2022, Zhihu Safety Team participated in a data security management audit training held by the China Academy of Information and Communication Research, professional skills have been further improved.

We insist on combining training and practice to better help employees understand the training content. We organize at least one company network security emergency drill each year, and each department organizes at least one network security emergency drill in their own department each year to improve Zhihu's ability to respond to network security emergencies. We have successfully passed the internet security level protection level 3 evaluation, and every year we ask the national evaluation agency to evaluate the system level protection, we also won two international standard certifications of ISO 27001 and ISO 27701. In addition, we are also keen to exchange information security knowledge in the Internet industry to better understand and respond to information security therein. In 2022, we participated in the compilation of the *Panoramic Observation of Mobile Internet Data Security Management System 2022* issued by the China Academy of Information and Communications Technology.

7.2 Integrity and Morality Management

Zhihu adheres to the business ethics of diligence, integrity, fairness and selflessness, strengthening the supervision of anti-corruption, anti-bribery and anti-monopoly practices. We require our employees and external partners to adhere to laws and regulations and insist on the integrity of the business. We strictly abide by the *Criminal Law* of the People's Republic of China, the *Anti-Unfair Competition Law* of the People's Republic of China, and the *Foreign Corrupt Practices Act* (FCPA) of the U.S. and other laws and regulations. We have established internal policies such as the *Zhihu Employee Integrity Code*, the *Zhihu Employee "Seven Red Lines"*, the *Zhihu Employee Sunshine Declaration Policy*, *the Supervision Department Case Investigation Code*, and the *Zhihu Sunshine Monitoring Policy* to prevent, detect, and stop corruption, bribery and other violations of business ethics in a timely manner.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

To foster a smooth communication and whistle-blowing mechanism, and strengthen internal and external supervision, we have developed internal polices such as the *Supervision Department Case Investigation Specification* and the *Whistle-blower, Complainant and Witness Protection Policy*. Also, we have set up multi-channel reporting channels such as e-mail of monitoring (Zhihujc@zhihu. com), and stipulated that after receipt of a complaint or report, we shall advance the response and implement the investigation according to the internal process and the specified time limit. At the same time, we strictly protect the whistle-blower's personal privacy, to protect the rights and interests of whistle-blowers from infringement. During the reporting period, Zhihu had no concluded corruption lawsuits against the Company or employees.

We continue to optimize our business ethics management mechanism. When our employees join the Company, they are required to sign the *Notice of Integrity for Zhihu Employees* and an integrity commitment clause in the *Employment Contract*. In terms of hospitality and visits with outside parties, we stipulate that employee are not allowed to accept gifts from outside parties, and encourage them to make declarations. We also conduct interviews for some employees resigned to fulfill the monitoring function of non-competition and information confidentiality.

In order to establish a transparent supplier partnership, we require 100% of our suppliers to sign the *Fair-Trade Commitment* and *Anti-Corruption and Anti-Bribery Agreement*. We have established the *Code of Conduct for Procurement Personnel* and the *Code of Conduct for Requisitioners* to prevent violations. We have also established strict management process regulations at the stages of supplier access, inspection, performance review, and exit management, to continuously improve the standardization and transparency of the procurement process. The supervisory department assists the business department in monitoring of the bidding and other processes to ensure fairness and impartiality.

To further promote the construction of corporate integrity culture and create a strong atmosphere of anti-corruption and integrity promotion, we continue to carry out awareness propagation. We have established an internal monitoring integrity platform "Pirate Ship", which is updated regularly according to the industry's integrity dynamics. During the reporting period, Zhihu conducted anti-corruption and integrity training for all the Board of Directors, emphasizing their responsibilities and obligations. Besides, we hold irregular online integrity trainings and promotion activities for employees to strengthen their integrity awareness. We provide anti-corruption training for new staff; and in 2022, we distributed "Monitoring Knowledge Questionnaires" several times to emphasize the anti-corruption rule of "integrity in heart, integrity in action"; in May, we conducted anti-monopoly compliance training, clarifying concentration compliance, monopoly agreements, abuse of dominant market position, and algorithm abuse compliance to guide business compliance.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

In terms of external activities, we joined the "Sunshine Integrity Alliance" and actively participated in various activities of the Alliance as a member to conduct industry exchanges on anti-corruption and anti-fraud and to jointly build an honest business environment. In addition, to strengthen the integrity awareness of suppliers, we provided a number of propagation and assessment activities for suppliers. In July, we held the "Agent-side Anti-Commercial Bribery Promotion" event to clarify the compliance requirements standards for Zhihu's supplies. In addition, we conducted integrity training for our procurement department this year to continuously strengthen the integrity of our supply chain management. We also developed the "Sunshine Integrity Perception Index Survey Questionnaire", which sampling investigated employees' and suppliers' knowledge of Zhihu's monitoring system to understand their ideas and suggestions on Zhihu's business environment, so as to jointly create a sunny and honest business environment.

7.3 Supplier Management

Zhihu has always been committed to forging mutually beneficial partnerships with suppliers, and continuously optimizes supplier lifecycle management. In strict compliance with laws and regulations such as the *Law of the People's Republic of China on Tenders and Bids* and the *Regulations for the Implementation of the Law of the People's Republic of China on Tenders and Bids*. We have formulated internal systems such as the *Zhihu Supplier Management Code*, the *Zhihu Procurement Management System* and the *Zhihu Sourcing and Procurement and Performance Management Code* to control procurement behavior in all aspects from platform to execution, continuously build a good supplier service guarantee system and further standardize supplier management.

In order to standardize the management of procurement process, clarify the development process of procurement at each stage, ensure the compliance and orderly development of procurement, and achieve the goal of cost reduction and efficiency improvement, we have formulated the *Zhihu Sourcing Procurement and Performance Management Standards* to improve the traceability of supplier recruitment. Supplier sourcing mainly includes demand analysis, procurement plan, market research, supplier sourcing, procurement strategy project approval, inquiry price comparison/bidding and other important steps. On the stage of supplier sourcing, procurement personnel carry out sourcing work according to procurement requirements, and introduce effective and matched supplier resources into the market through supplier registration, inspection and other processes of selection.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

We conduct strict qualification reviews and set stringent requirements for supplier access. In addition to corporate qualification and business license, for some suppliers, we also request them to provide certificates of ISO 9001 Quality Management System, ISO 14001 Environmental Management System, and ISO 45001/OHSAS 18001 Occupational Health and Safety Management System, and check their performance in terms of product quality, raw materials procurement, business ethics, and employees' health and safety. And products and services of suppliers with environmental protection certification will be our first choice. For the management and performance evaluation of suppliers during cooperation, we regularly evaluate suppliers' performance on a quarterly, semi-annual and annual basis, and have established an incentive and elimination mechanism. At the same time, the Company obtained the certification of "ISO 27001/27701 Information Security and Privacy Management System" in 2022, and signed relevant agreements with suppliers in terms of supply relationship security to ensure information security. Supplier management and procurement personnel should regularly sort out the supplier database, and implement withdrawal management measures for suppliers that meet the withdrawal conditions, so as to ensure a virtuous cycle of Zhihu's supply system.

8. ENVIRONMENTAL PROTECTION AND GREEN OPERATION

A sound ecological environment is a cornerstone for human survival and development. Zhihu has been practicing the mission of green development. In response to China's energy conservation and emission reduction policy, Zhihu advocates green office and promotes biodiversity conservation campaigns. Meanwhile, Zhihu has set practical environmental targets to cope with climate risks and identify climate change opportunities.

8.1 Practicing Green Operation

Zhihu strictly abides by laws and regulations such as the *Environmental Protection Law of the People's Republic of China*, the *Law of the People's Republic of China on Prevention and Control of Water Pollution*, the *Law on Energy Conservation of the People's Republic of China*, the *Law of the People's Republic of China on Prevention and Control of Environmental Pollution by Solid Waste*, and has formulated the *Zhihu Office Area Energy Conservation Policies* to incorporate the green and low-carbon philosophy into daily management and encourage employees to pursue green practices.

We are devoted to engraving a green and environmentally friendly philosophy in the design and construction of office buildings and our business operations. Our office is located at a low-carbon park which is renovated from old buildings. All designs and selected materials are in line with the service concept of "technology, safety, green and harmony" so that former buildings have been remodeled into a green, intelligent and healthy workspace. Through our investigation, the material, construction and decoration of projects in the park have met the requirements of green and carbon reduction, which provides a safer, more environmentally friendly and greener office environment.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

During our daily work, we also embed such concepts in Zhihu's culture building by carrying out various environmental protection initiatives in our office. Energy-saving office equipment is our preference, we choose LED lamps for new offices and, set the air conditioning in the office at 26 degrees in energy-saving mode. Security personnel regularly checks the temperature changes in the office and adjusts correspondingly, and ensures that air conditioners are turned off after all employees left the office. In addition, to raise employees' awareness of energy saving, we post energy-saving and emission reduction icons in main working areas and on large electrical equipment. We also strengthen the supervision of employees' electricity consumption in their daily work, such as requiring employees to shut down computers when they are not in use and turn off lights and air conditioners when leaving the office.

we adopt cloud servers in our operations. Compared with traditional servers, cloud servers can use hardware resources more efficiently, avoids idle and waste, and thus reduces energy consumption in data centers. Using cloud servers can also reduce the carbon footprint of a data center by consolidating the computing tasks of many traditional servers into just a few. In addition, the cloud server provider will update the hardware regularly to ensure the performance and reliability of the server. Compared with the maintenance and update of traditional servers, it also reduces the generation of discarded hardware devices.

We highly value water conservation and utilization by strengthening daily maintenance and management of water equipment, such as regular maintenance of faucets, installation of inductions faucets and flush systems in washrooms to reduce waste of water resources. We also strive to raise awareness of water conservation and advocate green practices amongst our employees by posting relevant slogans on water equipment.

Our solid wastes are mainly produced from domestic waste, wastepaper and waste office consumables. To reduce waste and improve utilization efficiency of office consumables, we advocate paperless office, encourage printing on both sides and set recycling baskets for wastepaper. In washrooms and other areas, we set icons near tissues to call for reducing paper consumption. For office supplies, we organize internal shopping campaigns where employees can exchange their idle items to reduce waste. Zhihu has also set self-service buffet tables and encourages employees to dine in, so as to reduce the use of take-away food boxes. We also promote waste sorting and strictly abide by "Regulations on Domestic Waste Management of Beijing Municipality" to sort wastes produced in office areas, for which, we have placed four classified collectors and arranged cleaning personnel for subsequent classification, recycling and disposal. Obsolete computers with no repair value are disposed of by professional recycling companies while used toner cartridges, ink boxes and other hazardous waste are processed by original factories.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Based on the characteristics of our office operation, we have developed environmental objectives, which include:

• Hazardous waste to achieve 100% recycling process.

• Implement 100% waste separation and paperless office in Zhihu's Beijing workplace.

• By the end of 2027, we will reduce electricity consumption by 5% per capita in our Beijing workplace, with 2022 as the base year.

• Enhance employees' awareness of water conservation and reduce per capita water consumption in Beijing by 5% by the end of 2027, with 2022 as the base year.

Our greenhouse gas emissions are mainly derived from the energy consumption of our offices and operations. We will not set a specific greenhouse gas emission reduction target this year due to the existed energy efficiency target.

We leverage Zhihu platform to contribute to environmental protection. We host and encourage online discussions and introduce audiobooks, which contributes to a green, paperless society. In addition, leveraging the depth of the content relating to environmental matters in the Zhihu community, environmental enthusiasts are well-equipped to create content in our community and engage in meaningful discussions on environmental matters. Through such education and activities, we aim to communicate the latest environmental matters to the public and raise their environmental protection awareness. We have started publicity related to environmental protection since 2022 to educate citizens about basic topics regarding ecological restoration, biodiversity protection and green and low-carbon life. For instance, on December 21 of this year, in the round table live-streaming discussion "Half past Eight in Zhihu", we invited experts to discuss "Will global warming intensify in 2023?", Live-streaming discussions about ecological environment had been held together with Xishuangbanna Tropical Rain Forest Conservation Foundation, Kunming Institute of Zoology, to raise public awareness and enthusiasm for environmental protection. to raise users' awareness about climate change.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

8.2　Responding to Climate Change

Growing awareness among international communities on global warming and extreme weather means that further steps regarding sustainable development should be implemented by enterprises. Zhihu identifies risks and opportunities that came with climate change and has formulated countermeasures against special weather to address climate change with concrete actions.

Climate change risks identified and relevant responses are shown below:

Risk type		Identification and evaluation of potential risks	Responses
Transition risks	Policy and legal risk	China and other countries have successively formulated or upgraded laws, regulations and policies related to climate change which will increase Zhihu's regulatory pressure and compliance cost.	1. Actively study and learn climate-related laws, regulations and policies; and 2. Updating impacts of relevant laws, regulations and policies on businesses to each business line and discussing necessary measures.
	Technology risk	With the introduction of China's energy conservation and emission reduction control policies and measures, the Company faces the pressure of investment and use of low-carbon technology and environmental protection and energy-saving equipment.	1. Enhance the use of cloud servers to reduce energy consumption; and 2. Grasping the opportunity brought by new energy and increasing the proportion of renewable energies.
	Reputation risk	In deepening implementation of the green development concept, any destructive impacts on climate caused by enterprises in operations may lead to customer loss, employee loss, etc.	1. Tracking impacts of climate change on operations and adhering to the philosophy of environment protection by actively saving energy and reducing emissions to shape an environmentally-friendly corporate image; and 2. Actively promote the concept of green development through Zhihu platform and roundtable meetings.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Risk type		Identification and evaluation of potential risks	Responses
Physical risks	Acute risk	Physical risks arising from extreme weather events caused by climate change, such as flood, blizzard and typhoon, may threaten the normal operation of our businesses, resulting in higher energy consumption and operating costs.	1. Following up on extreme weather forecasts released by the climate sector and releasing warnings with emergency plans in place; adopting work-from-home if necessary to ensure the safety of life and property and responding to extreme weathers appropriately; and
	Chronic risk	Changes in temperature and rainfall, sea level rise and other impacts may threaten the safety and health of the operations and related employees in Zhihu.	2. Zhihu has formulated the *Emergency Response Plan* for flood control, natural disasters and other emergencies, and established fast and effective mechanisms for relief, rescue and emergency response to ensure the safety of life and facilities and minimize losses.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

9.   APPENDIX

Appendix: Key Performance Indicator

Category	Indicator	Unit	2022
Environmental	**Greenhouse Gas[1]**		
	Total greenhouse gas emission	Tonnes of carbon dioxide equivalent	1,039.01
	Greenhouse gas emission intensity	Tonnes of carbon dioxide equivalent/person	0.41
	Indirect emission (Scope 2)	Tonnes of carbon dioxide equivalent	1,039.01
	Purchased electricity[2]	Tonnes of carbon dioxide equivalent	1,039.01
	Energy		
	Total energy consumption[3]	kWh	1,590,067.00
	Energy consumption intensity	kWh/person	632.23
	Indirect energy consumption	kWh	1,590,067.00
	Electricity	kWh	1,590,067.00
	Water consumption		
	Total water consumption[4]	Tonnes	13,029.00
	Per capita water consumption	Tonnes/person	5.18

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[1]   The list of greenhouse gases includes carbon dioxide, methane and nitrous oxide, mainly from the use of purchased electricity, gasoline and diesel. Greenhouse gas emissions are calculated in accordance with the Emission Factors of China's Regional Grid Baseline for 2019 Emission Reduction Projects published by the Ministry of Ecology and Environment of the People's Republic of China and the 2006 IPCC Guidelines for National Greenhouse Gas Inventory published by the Intergovernmental Panel on Climate Change (IPCC) and are presented as carbon dioxide equivalent. Zhihu does not consume gasoline, diesel, etc., and its greenhouse gases only generate from the use of purchased electricity, so the emissions of direct greenhouse gases and the consumption of direct energy are not listed.

[2]   The outsourced power data covers all workplaces in Zhihu, including those in Beijing (768 workplaces, industry-university-research institutes), Shanghai, Chengdu, Guangzhou and Nanjing.

[3]   The energy consumption data is calculated based on the consumption of electricity and fuel and the relevant conversion factors in the national standard of the People's Republic of China "General Principles for Calculation of Comprehensive Energy Consumption (GB/T 2589-2020)".

[4]   The water sources used by the Group are mainly municipal water supply, and there is no issue in sourcing water that is fit for purpose.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Category	Indicator	Unit	2022
	Waste		
	Non-hazardous waste[5]	Tonnes	27.63
	Hazardous waste[6]	Tonnes	0.20
Environmental	Per capita generation of non-hazardous waste	Tonnes/person	0.01
	Per capita generation of hazardous waste	Tonnes/person	0.00008
	Employment		
	By gender		
	Male	Person	1,229
	Female	Person	1,286
	By employment type		
	Full-time	Person	2,515
	Part-time	Person	0
	By age		
	Under 30 years old	Person	1,374
Social	Age 30 to 50 (including)	Person	1,139
	Above 50 years old	Person	2
	By employee level		
	Senior management	Person	33
	Middle management	Person	227
	Non-management	Person	2,255
	By region		
	Chinese Mainland	Person	2,512
	Hong Kong, Macao, Taiwan in China and overseas region	Person	3

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[5]   Non-hazardous waste shall be disposed of by garbage removal units, mainly waste paper, waste office stationery and food waste generated in the office area.

[6]   Hazardous waste is handed over to professional recycling companies for harmless treatment or to the original factory for recycling, mainly including waste computer monitors, etc.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Category	Indicator	Unit	2022
Social	**Turnover Rate[7]**		
	Total Employee Turnover Rate	%	29.7
	By gender		
	Male	%	28.4
	Female	%	30.9
	By age		
	Under 30 years old	%	29.9
	Age 30 to 50 (including)	%	29.5
	Above 50 years old	%	0.0
	By employee level		
	Senior management	%	6.1
	Middle management	%	26.0
	Non-management	%	30.4
	By region		
	Chinese Mainland	%	29.7
	Hong Kong, Macao, Taiwan in China and overseas region	%	0.0
	Health and Safety[8]		
	Number of death due to work in 2020	Person	0
	Number of death due to work in 2021	Person	0
	Number of death due to work in 2022	Person	0
	Death rate due to work in 2020	%	0
	Death rate due to work in 2021	%	0

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[7]   Employee turnover rate = the number of employees who leave the Company in the reporting year/the total number of employees at year end * 100%. The number of employees who leave the Company does not include employees leaving during their probation period.

[8]   The number of working days lost due to employee death and injury is subject to the identification of injury by the local social insurance administrative department.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT

Category	Indicator	Unit	2022
Social	Death rate due to work in 2022	%	0
	Number of working days lost due to injury in 2022	Day	0
	Percentage of Trained Employee		
	By gender		
	Male	%	51
	Female	%	49
	By employee level		
	Senior management	%	1
	Middle management	%	8
	Non-management	%	91
	Average Training Hours Per Employee[9]		
	By gender		
	Male	Hour	16
	Female	Hour	20
	By employee level		
	Senior management	Hour	22
	Middle management	Hour	24
	Non-management	Hour	18
Society	**Supplier Management**		
	Total suppliers	Unit	5,347
	By region		
	Chinese Mainland	Unit	5,269
	Hong Kong, Macao and Taiwan in China and overseas region	Unit	78

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[9]   The average training hours per employee= the total training hours by type/the total numbers of trained employees by type.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of December 31, 2022, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of Interest	Number of Shares	Approximate % of interest in each class of Shares[5]
Mr. Zhou	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	17,913,926 Class A Ordinary Shares[1]	5.93
	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	18,940,652 Class B Ordinary Shares[1]	100.0
Mr. Dahai Li	Interest in controlled corporations	2,779,240 Class A Ordinary Shares[2]	0.92
	Beneficial interest	99,450 Class A Ordinary Shares[3]	0.03
Mr. Hanhui Sam Sun	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.00
Ms. Hope Ni	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.00
Mr. Derek Chen	Beneficial interest	10,000 Class A Ordinary Shares[4]	0.00

OTHER INFORMATION

Notes:

(1)   These Shares are held by MO Holding Ltd. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou. Mr. Zhou is therefore deemed to be interested the Shares held by MO Holding Ltd.

(2)   Including 1,673,042 Shares held by Ocean Alpha Investment Limited and 1,106,198 Shares held by SEA & SANDRA Global Limited. The entire interest in Ocean Alpha Investment Limited is held by a trust that was established by Mr. Dahai Li for the benefit of him and his family. SEA & SANDRA Global Limited is wholly-owned by Mr. Li. Mr. Li is therefore deemed to be interested in the Shares held by Ocean Alpha Investment Limited and SEA & SANDRA Global Limited.

(3)   These Shares represent the ADSs held by Mr. Dahai Li.

(4)   Represents the Director's entitlement to receive 10,000 restricted shares (the underlying Shares of which are Class A Ordinary Shares) pursuant to his/her director agreement with the Company.

(5)   The calculation is based on the total number of 302,261,622 Class A Ordinary Shares and 18,940,652 Class B Ordinary Shares in issue as of December 31, 2022.

Save as disclosed above, to the best knowledge, information and belief of the Company, as of December 31, 2022, none of the Directors or chief executives of the Company had or was deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of December 31, 2022, the following persons (other than the Directors and chief executives whose interests have been disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Nature of Interest	Number of Shares	Approximate % of interest in each class of Shares	Long Position/ Short Position
Class A Ordinary Shares				
Dandelion Investment Limited[1]	Beneficial interest	20,457,894	6.77%	Long position
Image Frame Investment (HK) Limited[1]	Beneficial interest	10,617,666	3.51%	Long position
Sogou Technology Hong Kong Limited[1]	Beneficial interest	6,991,039	2.31%	Long position
Tencent[1]	Interest in controlled corporations	38,066,599	12.59%	Long position
Innovation Works Development Fund, L.P.[2]	Beneficial interest	17,365,491	5.75%	Long position
Innovation Works Holdings Limited[2]	Beneficial interest	5,702,558	1.89%	Long position
Qiming Venture Partners III, L.P.[3]	Beneficial interest	18,851,909	6.24%	Long position
Qiming Venture Partners III Annex Fund, L.P.[3]	Beneficial interest	3,499,629	1.16%	Long position
Qiming Managing Directors Fund III. L.P.[3]	Beneficial interest	594,060	0.20%	Long position
Qiming Corporate GP III, Ltd.[3]	Interest in controlled corporations	22,945,598	7.59%	Long position
Cosmic Blue Investments Limited[4]	Beneficial interest	19,975,733	6.61%	Long position
MO Holding Ltd[5]	Beneficial interest	17,913,926	5.93%	Long position
AI Knowledge LLC	Beneficial interest	15,751,578	5.21%	Long position
Class B Ordinary Shares				
MO Holding Ltd[5]	Beneficial interest	18,940,652	100%	Long position

OTHER INFORMATION

Notes:

(1)   Dandelion Investment Limited, a company incorporated in the British Virgin Islands, Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, and Sogou Technology Hong Kong Limited, a company incorporated in Hong Kong, are subsidiaries of Tencent (HKEX: 700).

(2)   Innovation Works Development Fund, L.P., a fund organized under the laws of the Cayman Islands. The general partner of Innovation Works Development Fund, L.P. is Innovation Works Development Fund GP, L.P., whose general partner is Innovation Works Development Fund GP, LLC. Innovation Works Development Fund GP, LLC is beneficially owned by Peter Liu and Kai-Fu Lee. Innovation Works Holdings Limited, a company incorporated in the British Virgin Islands, is wholly-owned by Kai-Fu Lee.

(3)   Qiming Venture Partners III, L.P., Qiming Managing Directors Fund III, L.P., and Qiming Venture Partners III Annex Fund, L.P. are exempted limited partnerships organized under the laws of the Cayman Islands and are beneficially owned by Qiming Corporate GP III, Ltd., an exempted company incorporated in the Cayman Islands.

(4)   Cosmic Blue Investments Limited, a company incorporated in the British Virgin Islands, is wholly owned by Kuaishou Technology (HKEX: 1024).

(5)   MO Holding Ltd is a company incorporated in the British Virgin Islands. More than 99% of the interest of MO Holding Ltd is held by South Ridge Global Limited, which is in turn wholly-owned by a trust that was established by Mr. Zhou (as the settlor) for the benefit of Mr. Zhou and his family. The remaining interest of MO Holding Ltd is held by Zhihu Holdings Inc., which is wholly-owned by Mr. Zhou.

(6)   The calculation is based on the total number of 302,261,622 Class A Ordinary Shares and 18,940,652 Class B Ordinary Shares in issue of December 31, 2022.

Save as disclosed above, to the best knowledge, information and belief of the Company, as of December 31, 2022, no other person (other than the Directors or chief executives of the Company) had an interest or short position in the shares or underlying shares of the Company which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were required to be entered in the register required to be kept under section 336 of the SFO.

SHARE INCENTIVE PLANS

The 2012 Plan

The following is a summary of the principal terms of the 2012 Plan of the Company as approved and adopted by our Board and our Shareholders in June 2012. The 2012 Plan does not involve the grant of any share options after Listing and is not subject to the provisions of Chapter 17 of the Listing Rules.

Purpose. The purposes of the 2012 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, consultants, and directors of the Group and to promote the success of the Company's business.

Participants. Those eligible to participate in the 2012 Plan include employees and consultants of the Group or any parent company or affiliate of the Company as well as the Directors (the "**Participants**"). The Board or a committee, or any director appointed by the Board to administer it (the "**Administrator**") may, from time to time, select from among all Participants to whom awards in the form of share options (the "**Options**") or a right to purchase restricted Shares (the "**Restricted Shares**") (collectively, the "**Awards**"), will be granted and will determine the nature and amount of each option.

OTHER INFORMATION

<u>Maximum number of Shares.</u> The maximum aggregate number of Shares under the 2012 Plan which may be issued is 12,320,000 ordinary Shares (or 98,560,000 Class A Ordinary Shares after the 1:8 share split we conducted in May 2014; subject to further adjustments).

<u>Exercise price.</u> The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option shall be such price as is determined by the Administrator and set forth in the option agreement.

<u>Duration.</u> The 2012 Plan commenced in June 2012 and shall continue in effect for a term of 10 years unless sooner terminated under the terms of the 2012 Plan.

<u>Outstanding Awards.</u> As of December 31, 2022, the outstanding Options and Restricted Shares are held by 254 and 400 grantees under the 2012 Plan, respectively. The below table shows the details of movements of Options and the Restricted Shares granted under the 2012 Plan from the latest practicable date of the Prospectus (being April 3, 2022) to December 31, 2022. Saved as disclosed in this annual report, none of the grantees is a Director, member of the senior management or connected person of the Company. As of December 31, 2022, 52,087 outstanding Options and Restricted Shares were granted to five highest paid individuals under the 2012 Plan.

Type of Awards	No. of Grantees	Dates of grant	Vesting period	Outstanding as of April 3, 2022[1]	Granted during the period	Number of Awards Cancelled/ Lapsed during the period	Exercised/ Vested during the period	Outstanding as of December 31, 2022	Exercise price (US$)
Options	254 grantees in aggregate	June 1, 2012 to July 2, 2021	3-4 years	9,116,753	–	556,599	4,143,703	4,416,451	0.000125-7.51
Restricted Shares	400 grantees in aggregate	July 2, 2021 to May 6,2022	4 years	2,080,466	2,000,300	1,767,075	252,619	2,061,072	0.000125-0.01

Note:

(1)   Being the latest practicable date of the Company's Prospectus.

The 2022 Plan

The following is a summary of the principal terms of the 2022 Plan of the Company as approved by our Board in March 2022.

<u>Purpose.</u> The purpose of the 2022 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

<u>Participants.</u> We may grant awards to directors, consultants, and employees of our company.

OTHER INFORMATION

<u>Scheme limit.</u> The overall limit on the number of Shares which may be issued pursuant to all options or restricted share unit (together, the "**Award**") under the 2022 Plan (the "**Award Pool**") is the sum of (i) a maximum of 13,042,731 Shares which may be issued pursuant to Awards in the form of Options (the "**Option Grant Limit**"), and (ii) (A) a maximum of 26,085,463 Shares and (B) such number of Shares equivalent to the unused portion of the scheme limit of the 2012 Plan as at the expiry of such plan, which may be issued pursuant to Awards in the form of Restricted Share Units (the "**Restricted Share Unit Grant Limit**").

<u>Maximum entitlement of a grantee.</u> Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2022 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant.

<u>Purchase price.</u> The plan administrator determines the purchase price for each award, which is stated in the relevant award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

<u>Duration.</u> Unless terminated earlier, the 2022 Plan has a term of ten years. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

<u>Outstanding Awards.</u> As of December 31, 2022, the outstanding Restricted Shares are held by 265 grantees under the 2022 Plan. The below table shows the details of movements of the Restricted Shares granted under the 2022 Plan from the latest practicable date of the Prospectus (being April 3, 2022) to December 31, 2022. Saved as disclosed in this annual report, none of the grantees is a Director, member of the senior management or connected person of the Company. As of December 31, 2022, 540,000 outstanding Restricted Shares were granted to five highest paid individuals under the 2022 Plan.

Type of Awards	No. of Grantees	Dates of grant	Vesting period	Outstanding as of April 3, 2022[1]	Granted during the period	Number of Awards Cancelled/ Lapsed during the period	Exercised/ Vested during the period	Outstanding as of December 31, 2022	Purchase price (US$)
Restricted Shares	265 grantees in aggregate	July 8, 2022 to December 1, 2022	4 years	–	7,880,282	524,300	57,795	7,298,187	0.01

Note:

(1)   Being the latest practicable date of the Company's Prospectus.

OTHER INFORMATION

Pursuant to the terms of the 2022 Plan, any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, or Shares purchased on the open market. Shares will be purchased on the Stock Exchange at the cost of the Company and will be held by Kastle Limited as the trustee (the "**Trustee**") on trust for participants under the 2022 Plan before vesting. During the Reporting Period and up to the Latest Practicable Date, 565,800 Shares were purchased by the Trustee at a price ranging from HK$13.78 to HK$27.50 per Share pursuant to the rules and trust deed, funded by the Company's internal resources.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

On April 22, 2022, the Class A Ordinary Shares of the Company were listed on the Main Board of the Stock Exchange. The Company did not receive net proceeds from the Global Offering. The Selling Shareholders (as defined in the prospectus dated April 11, 2022) received all the net proceeds of the Global Offering.

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to the Latest Practicable Date.

EVENTS AFTER DECEMBER 31, 2022

Save as disclosed in this annual report, there was no significant event that might affect the Group after December 31, 2022, and up to the Latest Practicable Date.

APPROVAL OF ANNUAL REPORT

The annual report and the consolidated financial results of the Group for the Reporting Period were approved and authorised for issue by the Board on April 28, 2023.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Zhihu Inc.
(incorporated in the Cayman Islands with limited liability)

OPINION

What we have audited

The consolidated financial statements of Zhihu Inc. (the "Company") and its subsidiaries (the "Group"), which are set out on pages 114 to 196, comprise:

- the consolidated balance sheet as at December 31, 2022;

- the consolidated statement of operations and comprehensive loss for the year then ended;

- the consolidated statement of changes in shareholders' (deficit)/equity for the year then ended;

- the consolidated statement of cash flows for the year then ended; and

- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

- Purchase price allocation for business combination

- Allowance for credit losses on trade receivables

Key Audit Matter	How our audit addressed the Key Audit Matter
Purchase price allocation for business combination Refer to note 2 (aa) and 9 to the consolidated financial statements. In September 2022, the Group acquired 51% equity interests of Beijing Pocket Gardener Technology Co., Ltd. and its subsidiaries (collectively referred to as the "Yiqikao"). The aggregate consideration is RMB99.8 million, which comprised of cash consideration of RMB66.5 million and contingent consideration at fair value of RMB33.3 million subject to the satisfaction of certain conditions. As of the acquisition date, the purchase price was preliminarily allocated to the identified assets and liabilities assumed, which were recorded at fair value, including intangible assets of RMB33.3 million and goodwill of RMB52.4 million. Management applied significant judgments and estimates in the determination of the appropriate valuation models used in support of the purchase price allocation and the application of key assumptions in the models, including forecast revenue growth rates, terminal growth rates, and discount rates used.	Our procedures in relation to the purchase price allocation for business combination included: - We obtained an understanding of management's internal control, and we evaluated and tested the effectiveness of controls relating to purchase price allocation including controls over development of the assumptions and estimates related to management's valuation of acquired intangible assets; - We assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud; - We assessed the competence, capability and objectivity of the external valuation experts engaged by the management;

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS (CONTINUED)

Key Audit Matter	How our audit addressed the Key Audit Matter

There were significant assumptions and estimates by management when developing the estimates and the high degree of auditor judgment and subjectivity in performing procedures relating to the valuation of acquired intangible assets. This in turn led to significant audit effort in performing procedures and evaluating management's significant assumptions and estimates related to the purchase price allocation.

- We reviewed the purchase agreement and tested management's estimate of the fair value of acquired intangible assets. The assessment of management's estimate included (i) evaluating the appropriateness of the valuation method used, (ii) testing the completeness, accuracy and reliability of underlying data used in the valuation, (iii) evaluating the reasonableness of the significant assumptions, which involved considering the past performance of Yiqikao and industry data, and (iv) testing the mathematical accuracy of the calculation of fair value of intangible assets in the valuation model; and

- Our internal valuation expert with specialized skill and knowledge was used to assist in the evaluation of the appropriateness of the valuation methods used by management and certain significant assumptions and judgments made by management in estimating the fair value of acquired intangible assets as of the acquisition date, including discount rates used.

Based on the procedures performed, we considered that the significant assumptions adopted and estimates made by management in relation to the purchase price allocation were supportable in light of available evidence.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS (CONTINUED)

Key Audit Matter	How our audit addressed the Key Audit Matter
Allowance for expected credit losses on trade receivables	Our procedures in relation to the expected credit losses included:
Refer to Note 2 (j) and 4 to the consolidated financial statements.	• We obtained understanding of management's internal control, and we evaluated and tested the design and operating effectiveness of the internal control over the estimation of the allowance for expected credit losses on trade receivables;
As of December 31, 2022, the balance of gross trade receivables was RMB927.1 million, against which an allowance for expected credit losses of RMB92.9 million was made.	• We assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud;
The allowance for expected credit losses was made based on an estimate of the current credit losses to be incurred over the expected life of these receivables. Management applied significant judgments and estimates in the determination of models and the application of key assumptions, including portfolio groups of trade receivables, and estimated credit loss rates.	• We evaluated the outcome of the prior period assessment of the provision for loss allowance on trade receivables to assess the effectiveness of management's estimation process by comparing the expected credit losses in the prior period to the actual collection performance of debtors in the current year;

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS (CONTINUED)

Key Audit Matter	How our audit addressed the Key Audit Matter
There were significant judgments and estimates by management when developing the current expected credit losses to be incurred over the expected life of these receivables, which in turn led to a high degree of auditor judgment and significant audit effort in performing procedures and evaluating management's significant assumptions and estimates.	• We assessed the reasonableness of methods and assumptions used and estimates made by management with the assistance of internal specialist by (i) assessing the appropriateness of the model and methodology used, (ii) assessing the reasonableness of portfolio groups of the receivables used by management by evaluating the heterogeneity among different portfolio groups and the homogeneity within the same portfolio groups, and (iii) assessing the reasonableness of estimated credit loss rates used by management by evaluating the historical default rates and assessing the reasonableness and application of forward-looking information by comparing with publicly available forecasts from third-party institutions and performing a sensitivity test; and
	• We tested the accuracy, on a sample basis, of the key data inputs such as the ending balance and aging schedule of trade receivables, and tested the mathematical accuracy of the calculation of the current expected credit losses.
	Based on the above procedures performed, we found that the significant assumptions and judgments made by management in estimating the allowance for credit losses on trade receivables were supportable in light of available evidence.

INDEPENDENT AUDITOR'S REPORT

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THE AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

INDEPENDENT AUDITOR'S REPORT

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

INDEPENDENT AUDITOR'S REPORT

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Cheuk Chi Shing.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 28, 2023

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data)

		As of December 31,	
	Note	2022	2021
		RMB	RMB
ASSETS			
Current assets:			
Cash and cash equivalents	2(g)	4,525,852	2,157,161
Term deposits	2(h)	948,390	2,815,509
Short-term investments	6	787,259	2,239,596
Trade receivables	4	834,251	831,628
Amounts due from related parties	22	24,798	18,196
Prepayments and other current assets	5	199,249	272,075
Total current assets		7,319,799	8,334,165
Non-current assets:			
Property and equipment, net	7	7,290	9,865
Intangible assets, net	8	80,237	68,308
Goodwill	9	126,344	73,663
Long-term investments		–	19,127
Term deposits		–	159,393
Right-of-use assets	10	100,119	126,512
Other non-current assets		22,450	14,132
Total non-current assets		336,440	471,000
Total assets		7,656,239	8,805,165
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB295,911 and RMB512,496 as of December 31, 2021 and 2022, respectively)			
Accounts payable and accrued liabilities	12	916,112	1,026,534
Salary and welfare payables	2(v)	283,546	313,676
Taxes payable	11	25,975	66,184
Contract liabilities	14	355,626	239,757
Amounts due to related parties	22	24,861	83,591
Short-term lease liabilities	10	53,190	40,525
Other current liabilities	13	165,531	127,447
Total current liabilities		1,824,841	1,897,714

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2022 RMB	2021 RMB
Non-current liabilities (including amounts of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiaries of RMB26,158 and RMB41,453 as of December 31, 2021 and 2022, respectively)			
Long-term lease liabilities	10	**43,367**	82,133
Deferred tax liabilities		**11,630**	14,030
Other non-current liabilities		**82,133**	73,139
Total non-current liabilities		**137,130**	169,302
Total liabilities		**1,961,971**	2,067,016
Commitments and contingencies	20		
Shareholders' equity:			
Class A Ordinary shares (US$0.000125 par value, 1,500,000,000 and 1,550,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 279,835,705 and 297,419,878 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	15	**234**	226
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 19,227,592 and 18,940,652 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	15	**15**	15
Treasury stock	19	**(33,814)**	–
Additional paid-in capital		**13,615,042**	13,350,347
Accumulated other comprehensive loss		**(65,808)**	(339,118)
Accumulated deficit		**(7,861,973)**	(6,280,816)
Total Zhihu Inc.'s shareholders' equity		**5,653,696**	6,730,654
Noncontrolling interests		**40,572**	7,495
Total shareholders' equity		**5,694,268**	6,738,149
Total liabilities and shareholders' equity		**7,656,239**	8,805,165

The accompanying notes are in an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2022 RMB	2021 RMB
Revenues (including transactions with related parties of RMB38,471 and RMB40,520 for the years ended December 31, 2021 and 2022, respectively)	23	**3,604,919**	2,959,324
Cost of revenues (including transactions with related parties of RMB135,058 and RMB149,547 for the years ended December 31, 2021 and 2022, respectively)	2(q)	**(1,796,867)**	(1,405,423)
Gross profit		**1,808,052**	1,553,901
Operating expenses:			
Selling and marketing expenses (including transactions with related parties of RMB120,315 and RMB2,541 for the years ended December 31, 2021 and 2022, respectively)	2(r)	**(2,026,468)**	(1,634,733)
Research and development expenses	2(t)	**(763,362)**	(619,585)
General and administrative expenses	2(s)	**(621,973)**	(690,292)
Total operating expenses		**(3,411,803)**	(2,944,610)
Loss from operations		**(1,603,751)**	(1,390,709)
Other income/(expenses):			
Investment income		**70,380**	59,177
Interest income		**68,104**	31,305
Fair value change of financial instruments		**(176,685)**	27,846
Exchange gains/(losses)		**71,749**	(16,665)
Others, net		**5,983**	(4,391)
Loss before income tax		**(1,564,220)**	(1,293,437)
Income tax expense	11(b)	**(14,183)**	(5,443)
Net loss		**(1,578,403)**	(1,298,880)
Net income attributable to noncontrolling interests		**(2,754)**	–
Accretions of convertible redeemable preferred shares to redemption value	16	**–**	(170,585)
Net loss attributable to Zhihu Inc.'s shareholders		**(1,581,157)**	(1,469,465)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2022 RMB	2021 RMB
Net loss		**(1,578,403)**	(1,298,880)
Other comprehensive income/(loss):			
Foreign currency translation adjustments		**273,310**	(143,190)
Total other comprehensive income/(loss)		**273,310**	(143,190)
Total comprehensive loss		**(1,305,093)**	(1,442,070)
Net income attributable to noncontrolling interests		**(2,754)**	–
Accretions of convertible redeemable preferred shares to redemption value	16	**–**	(170,585)
Comprehensive loss attributable to Zhihu Inc.'s shareholders		**(1,307,847)**	(1,612,655)
Net loss per share, basic and diluted	18	**(5.19)**	(6.12)
Weighted average number of ordinary shares, basic and diluted	18	**304,836,318**	240,174,108
Share-based compensation expenses included in:			
Cost of revenues	17	**11,861**	18,973
Selling and marketing expenses	17	**24,334**	31,947
Research and development expenses	17	**62,503**	57,595
General and administrative expenses	17	**275,197**	439,950

The accompanying notes are in an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data)

| | Note | Class A ordinary shares | | Class B ordinary shares | | Treasury stock | | Additional paid-in capital | Accumulated other comprehensive loss | Accumulated deficit | Noncontrolling interests | Total shareholders' equity |
		Shares	Amount RMB	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		277,733,814	226	19,227,592	15	–	–	13,350,347	(339,118)	(6,280,816)	7,495	6,738,149
Net loss		–	–	–	–	–	–	–	–	(1,581,157)	2,754	(1,578,403)
Share-based compensation expenses	17	–	–	–	–	–	–	350,810	–	–	23,085	373,895
Acquisition of a subsidiary		–	–	–	–	–	–	–	–	–	7,238	7,238
Foreign currency translation adjustment		–	–	–	–	–	–	–	273,310	–	–	273,310
Repurchase of shares	19	–	–	–	–	(7,032,108)	(127,962)	–	–	–	–	(127,962)
Cancellation of shares	19	(4,866,021)	(4)	–	–	4,866,021	94,148	(97,508)	–	–	–	(3,364)
Proceeds/receivables in relation to share options		–	–	–	–	–	–	11,405	–	–	–	11,405
Exercise of share options and restricted shares		14,994,777	12	–	–	–	–	(12)	–	–	–	–
Conversion of ordinary shares		286,940	–	(286,940)	–	–	–	–	–	–	–	–
Balance as of December 31, 2022		288,149,510	234	18,940,652	15	(2,166,087)	(33,814)	13,615,042	(65,808)	(7,861,973)	40,572	5,694,268

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' (DEFICIT)/EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data)

	Note	Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Noncontrolling interests	Total shareholders' (deficit)/equity
		Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020		**40,080,478**	**31**	**19,227,592**	**15**	**–**	**(195,928)**	**(4,948,593)**	**–**	**(5,144,475)**
Net loss		–	–	–	–	–	–	(1,298,880)	–	(1,298,880)
Share-based compensation expenses	17	–	–	–	–	540,970	–	–	7,495	548,465
Foreign currency translation adjustment		–	–	–	–	–	(143,190)	–	–	(143,190)
Accretions of convertible redeemable preferred shares to redemption value		–	–	–	–	(137,242)	–	(33,343)	–	(170,585)
Proceeds/receivables in relation to share options		–	–	–	–	31,588	–	–	–	31,588
Issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost		40,787,844	33	–	–	4,853,260	–	–	–	4,853,293
Conversion of convertible redeemable preferred shares into Class A shares upon the completion of IPO	16	180,336,722	148	–	–	8,061,785	–	–	–	8,061,933
Exercise of share options and restricted shares		16,528,770	14	–	–	(14)	–	–	–	–
Balance as of December 31, 2021		**277,733,814**	**226**	**19,227,592**	**15**	**13,350,347**	**(339,118)**	**(6,280,816)**	**7,495**	**6,738,149**

The accompanying notes are in an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31,	
		2022	2021
		RMB	RMB
Cash flows from operating activities:			
Net loss		(1,578,403)	(1,298,880)
Depreciation of property and equipment and amortization of intangible assets	7, 8	25,210	21,451
Share-based compensation expenses	17	373,895	548,465
Accrued investment income of short-term investments		(31,537)	(6,366)
Deferred income tax		(2,400)	(1,095)
Provision of allowance for expected credit loss		34,457	32,633
Loss on disposal of property and equipment		77	–
Impairment of long-term investments		20,894	–
Fair value change of financial instrument		176,685	(27,846)
Changes in operating assets and liabilities:			
Trade receivables		(132,839)	(374,676)
Prepayments and other current assets		87,134	(134,357)
Right-of-use assets		26,393	(123,271)
Other non-current assets		382	(7,681)
Accounts payable and accrued liabilities		(15,870)	524,245
Contract liabilities		78,219	79,404
Amounts due from/to related parties		(65,287)	33,203
Taxes payable		(40,849)	59,017
Salary and welfare payables		(36,542)	81,422
Other current liabilities		(8,472)	34,333
Lease liabilities		(26,101)	119,765
Net cash used in operating activities		**(1,114,954)**	(440,234)
Cash flows from investing activities:			
Cash paid for long-term investments		–	(19,380)
Purchases of short-term investments		(10,546,256)	(6,418,000)
Proceeds of maturities of short-term investments		12,046,130	5,234,592
Purchases of term deposits		(3,571,690)	(4,946,963)
Proceeds from withdrawal of term deposits		5,768,675	3,018,396
Purchases of property and equipment		(714)	(7,440)
Proceeds from disposal of property and equipment		123	–
Acquisition of subsidiaries, net of cash acquired		(60,608)	(33,180)
(Payment of)/proceeds from foreign exchange options		(145,193)	35,472
Net cash provided by/(used in) investing activities		**3,490,467**	(3,136,503)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2022 RMB	2021 RMB
Cash flows from financing activities:			
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost		–	4,853,293
Proceeds received from employees in relation to share options		19,612	22,954
Payments for repurchase of shares	19	(127,962)	–
Net cash (used in)/provided by financing activities		**(108,350)**	4,876,247
Effect of exchange rate changes on cash and cash equivalents		**101,528**	(100,169)
Net increase in cash and cash equivalents		**2,368,691**	1,199,341
Cash and cash equivalents at beginning of the year		**2,157,161**	957,820
Cash and cash equivalents at end of the year		**4,525,852**	2,157,161
Supplemental schedule of non-cash investing and financing activities:			
Accretions of convertible redeemable preferred shares to redemption value		–	170,585
Unpaid consideration for acquisition (including contingent consideration)		22,858	79,636

The accompanying notes are in an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND PRINCIPAL ACTIVITIES

(a) Principal activities

Zhihu Inc., (the "Company" or "Zhihu"), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities ("VIEs") (collectively referred to as the "Group"), is primarily engaged in the operation of one online content community which monetizes through paid membership services, advertising services, content-commerce solutions services and vocational training in the People's Republic of China (the "PRC" or "China"). The Company completed its initial public offering (the "IPO") on the New York Stock Exchange in the United States of America in March 2021, and successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange in April 2022.

As of December 31, 2022, the Company's major subsidiaries, VIEs and VIE's subsidiary are as follows:

	Country/place and date of incorporation/ establishment	Issued and fully paid share capital	Equity interest held	Principal activities
Major Subsidiaries				
Zhihu Technology (HK) Limited	Hong Kong, June 17, 2011	US$ 1,218,144,100	100%	Investment holding
Zhizhe Sihai (Beijing) Technology Co., Ltd.	PRC, January 18, 2012	US$ 1,066,916,517	100%	Technology, business support and consulting service
Beijing Zhihu Network Technology Co., Ltd.	PRC, January 22, 2018	US$ 100,000,000	100%	Information and marketing service
Shanghai Zhishi Technology Co., Ltd. (formerly known as "Shanghai Zhishi Commercial Consulting Co., Ltd.")	PRC, September 7, 2021	–	55%	Technology and consulting service
Shanghai Paya Information Technology Co., Ltd.	PRC, November 11, 2021	–	55%	Consulting service
Zhizhe Information Technology Services Chengdu Co., Ltd.	PRC, May 27, 2016	RMB500,000	100%	Technology, business support in the PRC
Chengdu Zhizhewanjuan Technology Co., Ltd.	PRC, September 21, 2017	RMB100,000	100%	Information transmission, software and information technology service in the PRC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(a)   Principal activities (continued)

	Country/place and date of incorporation/ establishment	Issued and fully paid share capital	Equity interest held	Principal activities
VIEs				
Beijing Zhizhe Tianxia Technology Co., Ltd.	PRC, June 8, 2011	RMB1,658,200	100%	Internet service
Shanghai Pinzhi Education Technology Co., Ltd.	PRC, July 10, 2021	–	55%	Vocational training
Shanghai Biban Network Technology Co., Ltd.	PRC, November 17, 2021	RMB1,067,400	55%	Vocational training
VIE's subsidiary				
Beijing Leimeng Shengtong Cultural Development Co., Ltd.	PRC, November 8, 2017	RMB10,000,000	100%	Audio-Visual Permit holder in the PRC

(b)   VIE arrangements between the Company's PRC subsidiaries

As of December 31, 2022, the Company, through the Zhizhe Sihai (Beijing) Technology Co., Ltd., Shanghai Zhishi Technology Co., Ltd and Shanghai Paya Information Technology Co., Ltd. ("WFOEs"), entered into the following contractual arrangements with the Beijing Zhizhe Tianxia Technology Co., Ltd., Shanghai Pinzhi Education Technology Co., Ltd and Shanghai Biban Network Technology Co., Ltd ("VIEs") and their shareholders, respectively, that enabled the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) bear the risks and enjoy the rewards normally associated with ownership of the VIEs. Accordingly, the WFOEs have a controlling financial interest in the VIEs and are considered the primary beneficiary of the VIEs. As such, and the financial results of operations, assets and liabilities of the VIEs are consolidated pursuant to US GAAP (ASC 810) in the Group's consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

The following is a summary of the contractual agreements entered into by and among the WFOEs, the VIEs and their shareholders:

i)   *Contracts that give the Company effective control of the VIEs*

Exclusive Share Option Agreements. Pursuant to the exclusive share option agreements among the WFOEs, the VIEs and the VIEs' shareholders, each of the shareholders of the relevant VIE irrevocably granted the relevant WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of his or her equity interests in the relevant VIE, and the purchase price shall be RMB10 or the price permitted by applicable the PRC law. The shareholders of the VIEs undertake that, without the prior written consent of the WFOEs, they will not, among other things, (i) change VIEs' registered capital, (ii) merge VIEs with any other entity, (iii) sell, transfer, mortgage, or dispose of VIEs' assets, or (iv) amend VIEs' articles of association. The exclusive share option agreements will remain effective unless the WFOEs terminate these agreements with written request or other circumstances mentioned therein take place. The agreements amongst the VIEs, the relevant subsidiaries and VIE's shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date and materiality threshold for the corporate actions that require WFOEs' consent vary.

Shareholders Voting Proxy Agreements. Pursuant to the shareholders voting proxy agreement, each shareholder of the relevant VIE irrevocably authorized the relevant WFOE to act on his or her respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in the VIEs, including but not limited to voting rights, rights of operation and management, and all other rights as shareholders under the articles of association of the VIEs. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, the shareholders pledge 100% of their equity interests in the VIEs to the WFOEs to guarantee the performance by the VIEs and their shareholders of their obligations under the exclusive business cooperation agreement, the exclusive share option agreements and the shareholders voting proxy agreement. In the event of a breach by the VIEs or any shareholder of contractual obligations under the equity interest pledge agreement, the WFOEs, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs and will have priority in receiving the proceeds from such disposal. The shareholders of the VIEs agree that, without the WFOEs' prior written consent, during the term of the equity interest pledge agreements, they will not dispose of, create, or allow any encumbrance on the pledged equity interests. The agreements amongst the VIEs, the relevant subsidiaries and VIEs' shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

i)   *Contracts that give the Company effective control of the VIEs (continued)*

Spousal Consent Letters. Spouses of shareholders of the VIEs have each signed a spousal consent letter. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of such shareholder be disposed of in accordance with the equity interest pledge agreements, the exclusive share option agreements, the shareholders voting proxy agreements, and the exclusive business cooperation agreements, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his or her spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interests in the VIEs held by the shareholders. In addition, in the event that the signing spouses obtain any equity interests in the VIEs held by the shareholders for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

ii)   *Contracts that enable the Company to receive substantially all of the economic benefits from the VIEs*

Exclusive business cooperation agreements. Each VIE has entered into an exclusive business cooperation agreement with the relevant WFOE, pursuant to which the WFOEs provides exclusive services to the VIEs. In exchange, the VIEs pay a service fee to the WFOEs, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOEs, resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs. The agreements amongst the VIEs, the relevant subsidiaries and VIE's shareholders that provide the Company effective control over these VIEs contain substantially the same terms, except that contract termination date varies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   Risks in relation to VIE structure

Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

On March 15, 2019, the National People's Congress approved the Foreign Investment Law, which took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Regulation of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People's Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People's Court became effective on January 1, 2020. Since the Foreign Investment Law and its current implementation and interpretation rules are relatively new, uncertainties still exist in relation to their further application and improvement. The Foreign Investment Law and its current implementation and interpretation rules do not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately "controlled" by foreign investors. However, it has a catch-all provision under the definition of "foreign investment" that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that the Group's control over the variable interest entities through contractual arrangements will not be deemed as a foreign investment in the future. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Group's current corporate structure and business operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   Risks in relation to VIE structure (continued)

If the Group is found in violation of any PRC laws or regulations or if the contractual arrangements among WFOEs, VIEs and their nominee shareholders are determined as illegal or invalid by any PRC court, arbitral tribunal or regulatory authorities, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

- revoke the agreements constituting the contractual arrangements;

- revoke the Group's business and operating licenses;

- require the Group to discontinue or restrict operations;

- restrict the Group's right to collect revenue;

- restrict or prohibit the Group's use of the proceeds from the public offering to fund the Group's business and operations in China;

- shut down all or part of the Group's websites or services;

- levy fines on the Group or confiscate the proceeds that they deem to have been obtained through non-compliant operations;

- require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate the Group's businesses, staff, and assets;

- impose additional conditions or requirements with which the Group may not be able to comply; or

- take other regulatory or enforcement actions that could be harmful to the Group's business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

iii) *Risks in relation to VIE structure (continued)*

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of the VIE (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the VIEs and their subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote. The Group's operations depend on the VIEs and their nominee shareholders to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   Risks in relation to VIE structure (continued)

The following consolidated financial information of the Group's VIEs and their subsidiaries as of December 31, 2021 and 2022 and for the years ended December 31, 2021 and 2022 was included in the accompanying consolidated financial statements of the Group as follows (in thousands):

	As of December 31,	
	2022	2021
	RMB	*RMB*
ASSETS		
Current assets:		
Cash and cash equivalents	**250,759**	59,313
Short-term investments	**38,500**	434,505
Trade receivables	**121,796**	58,282
Amounts due from related parties	**22,013**	7,971
Amounts due from Group companies	**8,671**	7,742
Prepayments and other current assets	**68,491**	50,753
Non-current assets:		
Property and equipment, net	**813**	557
Intangible assets, net	**66,124**	66,186
Goodwill	**103,514**	73,663
Right-of-use assets	**4,772**	5,878
Other non-current assets	**8,943**	243
Total assets	**694,396**	765,093
Current liabilities:		
Accounts payable and accrued liabilities	**187,595**	120,057
Salary and welfare payables	**10,132**	2,473
Taxes payable	**3,925**	2,508
Contract liabilities	**269,425**	130,420
Amounts due to related parties	**16,000**	16,303
Amounts due to Group companies[a]	**145,247**	420,411
Short-term lease liabilities	**2,428**	1,613
Other current liabilities	**22,991**	22,537
Non-current liabilities:		
Long-term lease liabilities	**2,525**	3,689
Deferred tax liabilities	**8,555**	14,030
Other non-current liabilities	**30,373**	8,439
Total liabilities	**699,196**	742,480

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   Risks in relation to VIE structure (continued)

	For the Year Ended December 31,	
	2022 *RMB*	2021 *RMB*
Inter-company revenues	866	196
Third-party revenues	1,548,003	766,032
Inter-company cost[a]	(582,440)	(330,486)
Third-party cost	(618,365)	(373,390)
Gross Profit	348,064	62,352
Operating expenses	(361,723)	(85,017)
Other income	9,452	4,834
Loss before income tax	(4,207)	(17,831)
Income tax expense	(6,948)	(3,435)
Net loss	(11,155)	(21,266)
Net loss attributable to non-controlling interests shareholders	128	–
Net loss attributable to the Company	(11,027)	(21,266)

	For the Year Ended December 31,	
	2022 *RMB*	2021 *RMB*
Purchases of goods and services from Group Companies[a]	(906,100)	(45,579)
Operating activities with external parties	727,853	432,031
Net cash (used in)/provided by operating activities	(178,247)	386,452
Purchases of short-term investments	(1,513,535)	(870,000)
Proceeds of maturities of short-term investments	1,924,071	490,000
Other investing activities with external parties	(40,843)	(33,626)
Net cash provided by/(used in) investing activities	369,693	(413,626)
Net increase/(decrease) in cash and cash equivalents	191,446	(27,174)
Cash and cash equivalents at beginning of the year	59,313	86,487
Cash and cash equivalents at end of the year	250,759	59,313

(a)   VIEs have incurred RMB330.5 million and RMB572.3 million in fees related to services provided by the WFOEs and WFOEs concurrently recognized same amounts as revenues for the years ended December 31, 2021 and 2022, respectively. In 2021, and 2022, the total amount of such service fees that VIEs paid to the relevant WFOE under the relevant agreements was RMB45.6 million and RMB896.3 million, respectively. Unsettled balance of such transactions was RMB345.9 million and RMB54.6 million as of December 31, 2021 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   OPERATIONS AND PRINCIPAL ACTIVITIES (CONTINUED)

(b)   VIE arrangements between the Company's PRC subsidiaries (continued)

iii)   Risks in relation to VIE structure (continued)

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs and their subsidiaries. Therefore, the Company considers that there are no assets in the VIEs and their subsidiaries that can be used only to settle obligations of the VIEs and their subsidiaries, except for the registered capital of the VIEs and their subsidiaries amounting to approximately RMB22.8 million and RMB22.9 million as of December 31, 2021 and 2022, respectively. As the VIEs are incorporated as limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs and their subsidiaries. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

(c)   Liquidity

The Group incurred net losses of RMB1,298.9 million and RMB1,578.4 million for the years ended December 31, 2021 and 2022, respectively. Net cash used in operating activities was RMB440.2 million and RMB1,115.0 million for the years ended December 31, 2021 and 2022, respectively. Accumulated deficit was RMB6,280.8 million and RMB7,862.0 million as of December 31, 2021 and 2022, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors' investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares. In March 2021, with the completion of its initial public offering on New York Stock Exchange, the Group received net proceeds of RMB4,838.2 million. In April 2021, the underwriters exercised their option to purchase additional ADSs and the Company received net proceeds of RMB15.1 million. As of December 31, 2021 and 2022, the Group had RMB6,436.5 million and RMB5,495.0 million of net current assets. Based on the above considerations, the Group believes the cash and cash equivalents, term deposits and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the consolidated financial statements. The Group's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Consolidated VIEs are entities in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entities' economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity. Therefore, the Company has a controlling financial interest in each VIE, is the primary beneficiary of each entity, and consolidates each VIE (and the VIE subsidiaries) under US GAAP (ASC 810).

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the Group's consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include but are not limited to assessment for the allowance for credit losses on trade receivables and purchase price allocation in relation to acquisitions.

(d) Functional currency and foreign currency translation

The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its overseas subsidiaries which are incorporated in the Cayman Islands, the British Virgin Islands and Hong Kong is United States dollars ("US$"). The functional currency of the Group's PRC entities is RMB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Functional currency and foreign currency translation (Continued)

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive (loss)/income in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the consolidated statements of operations and comprehensive loss.

(e) Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

(f) Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)   Fair value measurements (continued)

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation techniques are observable or unobservable. The hierarchy is as follows:

- Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

- Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

- Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposits, short-term investments, trade receivables, other receivables and amounts due from/to related parties, accounts payable and accrued liabilities and other current liabilities and contingent consideration in relation to acquisitions. As of December 31, 2021 and 2022, the carrying values of cash and cash equivalents, term deposits, trade receivables, amounts due from/to related parties, other receivables, accounts payable and accrued liabilities and other current liabilities approximate their respective fair values due to their short-term duration. Please see Note 21 for additional information of contingent consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)   Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(h)   Term deposits

Term deposits are the balances placed with the banks with original maturities over three months. The term deposits are unsecured and carry fixed interest per annum for the years presented.

(i)   Short-term investments

Short-term investments mainly include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825 – "Financial Instruments", the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected "investment income" in the consolidated statements of operations and comprehensive loss as other income/(expense).

(j)   Expected credit losses

In 2016, the FASB issued ASC Topic 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses.

The Group's trade receivables and other receivables included in prepayment and other current assets and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into portfolio groups. For each portfolio group, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include payment terms offered in the normal course of business to customers and industry-specific factors that could impact the Group's receivables. Additionally, external data and macroeconomic factors are also considered. They are assessed at each quarter based on the Group's specific facts and circumstances. Changes in these factors in the current expected credit loss model from January 1, 2019 had no significant impact on the consolidated financial statements.

The Group's trade receivables consist primarily of advertising agencies and direct advertising customers. The Group recorded a provision for current expected credit loss. The balance of gross trade receivables was RMB890.2 million and RMB927.1 million as of December 31, 2021 and 2022, against which an allowance for expected credit losses of RMB58.6 million and RMB92.9 million was made as of December 31, 2021 and 2022. The following table sets out movements of the allowance for expected credit losses on trade receivables, amount due from related parties and other receivables for the years ended December 31, 2021 and 2022 (in thousands):

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Expected credit losses (continued)

	For the Year Ended December 31,	
	2022 **RMB**	2021 RMB
Beginning balance	**60,531**	28,035
Additional allowance for credit losses, net of recoveries	**34,457**	32,633
Write-off	**–**	(137)
Ending balance	**94,988**	60,531

(k) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range as follows:

Electronic equipment	3 years
Office equipment and furniture	3 – 5 years
Leasehold improvement	Shorter of their useful life and the lease term

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Intangible assets, net

Separately acquired license, software and other intangible assets are shown at historical cost. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. They have finite useful lives and are subsequently carried at cost less accumulated amortization and impairment losses (if any). The Group amortizes intangible assets with a limited useful life using the straight-line method over the following years:

Licenses	5 years
Software	10 years
Content	5 years
Brand name	10 years
Technology	5 years

(m) Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity in a business combination. Goodwill is not amortized but is tested for impairment on December 31 annually, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of its only reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required.

On January 1, 2020, the Group adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment to simplify the test for goodwill impairment by removing Step 2, which was issued by the FASB in January 2017. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss.

Based on an assessment of the qualitative factors, management determined that it is more-likely-than-not that the fair value of its reporting unit is in excess of its carrying amount as of December 31, 2022. Therefore, no impairment loss was recorded for the year ended December 31, 2022 (2021: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)   Derivative instruments

Derivative instruments are carried at fair value, which generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date. Derivative financial instruments are not used for trading or speculative purposes.

The Group has entered into several currency exchange options and forward contracts with certain commercial banks in PRC to mitigate the risks of foreign exchange gain/loss generated from the Group's balances of cash and cash equivalents and term deposits denominated in US dollars. As such instruments do not qualify for hedge accounting treatment, the Group records the changes in fair value of the derivatives in Fair value change of financial instruments in the statements of operations and comprehensive loss. For years ended December 31, 2021 and 2022, a gain of RMB31.8 million and a loss of RMB145.2 million were recorded in fair value change of financial instruments, respectively.

(o)   Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases, which specifies the accounting for leases. Earlier application is permitted for all entities as of February 25, 2016, the issuance date of the final standard. The Group early adopted ASC 842 on January 1, 2018, along with all subsequent ASU clarifications and improvements that are applicable to the Group, to each lease that existed in the years presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and years presented in the financial statements. The Group has applied the practical expedient to not recognize short-term leases with lease terms of one year or less.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right-of-use assets represent the Group's right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. Right-of-use assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group's incremental borrowing rate ("IBR"), because the interest rate implicit in most of the Group's leases is not readily determinable. The IBR is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group's lease liability calculation. Variable lease payments are recognized in operating expenses in the year in which the obligation for those payments is incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)   Revenue recognition

The Group adopted ASC 606 – "Revenue from Contracts with Customers" for all years presented. According to ASC 606, revenue is recognized as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

- provides all of the benefits received and consumed simultaneously by the customer;

- creates and enhances an asset that the customer controls as the Group performs; or

- does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition.

Trade receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Revenue recognition (continued)

Paid membership services

The Group generates revenue through paid membership services on its community where users pay a membership fee to access premium content library for a fixed time period. The Group is determined to be the primary obligor and accordingly, the Group records revenue on a gross basis, and the revenue sharing to the content providers is recorded as cost of revenues.

The Group offers membership service which provides subscription members' access right to premium content. Membership periods range from one month to twelve months. Membership service represents a stand ready obligation to provide the paid content service and the customer simultaneously receives and consumes the benefits as the Group provide such services throughout the membership period. The receipt of membership fees is initially recorded as contract liabilities and revenue is recognized ratably over the membership period as services are rendered.

Users who are undecided about or otherwise do not need paid memberships can pay retail prices to access the premium content. This on-demand access option supplements the membership programs as an additional revenue stream and provides flexibility to the users. The Group determined that the retail purchase consists of two performance obligations: the content and the hosted connection for content online playback ("online hosting"). The transaction price is allocated between the two performance obligations based on the relative standalone selling price. The purchased content usually has no expiry period unless otherwise stated. As the Group does not have further obligation after making the content available to the user for content performance obligation, the revenue from content performance obligation is recognized at the time of purchase for pre-recorded content and at the time of completion of live streaming for live streaming content. The online hosting performance obligation is satisfied over the viewing period of the customers. Accordingly, the Group recognizes the revenue over the estimated benefit periods. The revenue derived from the retail purchase is not significant for the years ended December 31, 2021 and 2022.

The Group also provides discount coupons to its customers for use in purchasing online paid contents, which were not material for the years ended December 31, 2021 and 2022, and treated as a reduction of revenue upon usage of coupon.

Advertising services

Advertising revenues are derived principally from advertising contracts with customers where the customers pay to place their advertisements on the Group's community over a particular period of time. Such formats generally include but are not limited to launch screen advertisements, in-app bannered advertisements and feed advertisements. Merchants and brands can choose to compose their advertisements in text, images or videos and decide whether they are display-based or performance-based. Zhihu primarily charge display-based advertisements by cost-per-mille ("CPM") model and cost-per-day ("CPD") model, and primarily charge performance-based advertisements by cost-by-click ("CPC") model and CPM model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)   Revenue recognition (continued)

Content-commerce solutions services

Content-commerce solution services are online marketing solutions that are seamlessly integrated into our regular content operations. The Group provides content-commerce solutions services to expose the designated content to a more targeted audience. Zhihu primarily charges the content-commerce solutions service by CPC model.

For advertising and content-commerce solutions, the Group recognizes revenue on the satisfied performance obligations and defers the recognition of revenue for the estimated value of the undelivered elements until the remaining performance obligations have been satisfied. When all of the elements within arrangement are delivered uniformly over the agreement period, the revenues are recognized on a straight-line basis over the contract period. The primary services and pricing models of advertising and content-commerce solutions are summarized as below:

CPM model

Under the CPM model, the unit price for each qualified display is fixed and stated in the contract with advertisers. A qualified display is defined as the appearance of an advertisement, where advertisement meets the criteria specified in the contract. Given the fees are priced consistently throughout the contract and the unit prices for each qualified display is fixed accordingly, the Group recognizes revenue based on the fixed unit prices and the number of qualified displays upon occurrence of display, provided all revenue recognition criteria have been met.

CPC model

Under the CPC model, there is no fixed price for advertising services or content – commerce solutions services stated in the contract with the advertiser and the unit price for each click is auction-based. The Group charges merchants and brands on a per-click basis, when the users click on the advertisements or the designated content. Given that the unit price is fixed, the Group recognizes revenue based on qualifying clicks and unit price upon the occurrence of a click, provided all revenue recognition criteria have been met.

CPD model

Under the CPD model, a contract is signed to establish a fixed price for the advertising services to be provided over a period of time. Given the advertisers benefit from the displayed advertising evenly, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met.

Sales rebate to certain customers

Certain customers may receive sales rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volume of each individual customer with reference to their historical results. The sales rebate reduces revenues recognized. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting sales rebates and net of value-added tax ("VAT"). The Group believes that there will not be significant changes to its estimates of variable consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Revenue recognition (continued)

Vocational Training revenue

The Group offers various types of vocational trainings, which cover practical training courses focusing on acquisition of specific skills, professional qualification exam preparation courses, vocational language exam preparation courses, and other vocational training courses. Our vocational training courses primarily consist of pre-recorded audio-video courses and live online training courses. Course fees are generally collected in advance and are initially recorded as contract liability. Revenue is recognized proportionately over the relevant period in which the training courses are delivered.

Other revenues

The Group's other revenues are primarily generated from e-commerce services and other activities. Other revenues are recognized when control of promised goods or services is transferred to the customers, which generally occurs upon the acceptance of the goods or services by the customers. Pursuant to ASC 606-10-55-39, for arrangements where the Group is primarily responsible for fulfilling the promise to provide the goods or services, are subject to inventory risk, and have latitude in establishing prices and selecting suppliers, revenues are recorded on a gross basis. Otherwise, revenues are recorded on a net basis.

Nonmonetary transactions

The group entered into nonmonetary transactions with certain advertising service providers whereby each party of these transactions would place counter parties' advertisement on their own platform. Revenue from the nonmonetary transactions is recognized when advertising service is provided as discussed above and the expense related to the advertising activities is recognized over the duration of display. The Group use the fair value of the goods or services received when measuring the non-cash consideration for advertising service revenue earned. The Group will only measure the non-cash consideration indirectly by reference to the standalone selling price of the goods or services surrendered if the fair value of the goods or services received is not reasonably estimable.

Principal expedients and exemptions

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all of the Group's contracts have a duration of one year or less.

The Group recognizes an asset for the incremental costs of obtaining a contract if those costs are expected recoverable. The Group elects to expense certain costs to obtain a contract as incurred when the expected recover period is one year or less.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)   Cost of revenues

Cost of revenues consist primarily of cloud service and bandwidth costs, staff costs including share-based compensation, content and operational cost, payment processing cost, and other direct costs related to the operation of business. These costs are charged to the consolidated statements of operations and comprehensive loss as incurred.

(r)   Selling and marketing expenses

Selling and marketing expenses consist primarily of promotion and advertising expenses, staff costs including share-based compensation and other daily expenses which are related to the selling and marketing departments. For the years ended December 31, 2021 and 2022, advertising expenses were RMB782.6 million and RMB967.4 million.

(s)   General and administrative expenses

General and administrative expenses consist of staff costs including share-based compensation expenses and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources and costs associated with use by these functions such as depreciation of related facilities and equipment, traveling and general expenses, professional service fees and other related expenses.

(t)   Research and development expenses

Research and development expenses mainly consist of staff costs including share-based compensation expenses, rental expenses incurred associated with research and development departments.

For those websites and platforms of applications, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platform. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group's research and development expenses qualifying for capitalization has been immaterial, as a result, all website and software development costs have been expensed in "research and development expenses" as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Share-based compensation

Share-based compensation benefits are provided to employees under the 2012 incentive compensation plan (the "2012 incentive plan") and the 2022 incentive plan (the "2022 incentive plan"), collectively the "Zhihu Employee Incentive Plan" or the "Plan". The Company accounts for share-based compensation benefits granted to employees in accordance with ASC 718 Stock Compensation. Information relating to the plan is set out in Note 17.

Prior to the completion of the IPO, the Company has used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted an equity allocation model to determine the fair value of the underlying ordinary share. After the completion of the IPO, the Company has used share prices as the fair value of the underlying ordinary share. The determination of estimated fair value of share-based compensation on the grant date using binomial option-pricing model is affected by the fair value of the Company's ordinary shares as well as assumptions in relation to a number of complex and subjective variables. These variables include the expected value volatility of the Company over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate and expected dividends, if any.

The fair value of options granted under the plan is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted.

The total expense is recognized over the vesting period, over which all the specified vesting conditions are to be satisfied, using a graded vesting method. The Group accounts for forfeitures in the period they occur as a reduction to expense.

(v) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIEs of the Group make contributions to the government for these benefits based on certain percentages of the salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB148.5 million and RMB216.2 million for the years ended December 31, 2021 and 2022, respectively. The total balances of such employee benefit including the accrual for estimated underpaid amounts were approximately RMB112.9 million and RMB90.4 million as of December 31, 2021 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the year of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under other current liabilities on its consolidated balance sheet and under other expenses in its consolidated statement of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefits as of and for the years ended December 31, 2021 and 2022, respectively.

(x) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence. Related parties may be individual or corporation entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)   Net loss per share

Net loss per share is computed in accordance with ASC 260, "Earnings per Share". The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Class A ordinary share and Class B ordinary share have the same rights in dividend. Therefore, basic and diluted loss per share are the same for both classes of ordinary shares. The Company's convertible redeemable preferred shares may be considered as participating securities because they are entitled to receive dividends or distributions on an as if converted basis if the Group has net income available for distribution under certain circumstances. Net losses are not allocated to other participating securities as they are not obligated to share the losses based on their contractual terms.

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions of convertible redeemable preferred shares, by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the years. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using as if converted method and ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted net loss per share calculation when inclusion of such share would be anti-dilutive.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z) Statutory reserves

In accordance with China's Company Laws, the Company's VIE in PRC must make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People's Republic of China ("PRC GAAP")), after offsetting accumulated losses from prior years to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China's Foreign Investment Enterprises, the Company's subsidiary that is a foreign investment enterprise in China has to make appropriations from their after-tax profit (as determined under PRC GAAP), after offsetting accumulated losses from prior years to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies' discretion. The Foreign Investment Law of the PRC (the Foreign Investment Law) and the Regulation on the Implementation of the Foreign Investment Law are effective from January 1, 2020, and the Law of the PRC on Sino-Foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises, and the Law of the PRC on Sino-Foreign Contractual Joint Ventures as well as relevant regulations for the implementation of these laws and specific clauses shall be repealed simultaneously. According to Article 46 of the Regulation on the Implementation of the Foreign Investment Law, the original joint operators and cooperators in pre-existing foreign-invested enterprises may continue to follow the agreed upon terms in their contract on methods for profit allocation, distribution of surplus property, etc. Enterprises shall determine the applicability of the agreed-upon terms by taking into account of their own circumstances.

The use of general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increasing of the registered capital of the respective company.

The Group did not make any appropriations to its any reserve funds for the years ended December 31, 2021 and 2022, respectively, as each subsidiary was in an accumulated loss position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(aa)   Business combination and noncontrolling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded as gain or loss on the consolidated statements of operations and comprehensive loss.

In a business combination achieved in stages, the Group re-measures the previously held equity interests in the acquiree when obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive loss.

For the Company's majority-owned subsidiaries and consolidated VIEs, noncontrolling interests are recognized to reflect the portion of the equity, which is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ab) Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in (deficit)/equity of the Group during a year arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ac) Treasury stock

The Company accounted for those shares repurchased as treasury stock at cost in accordance with ASC 505-30, Treasury Stock, and is shown separately in the shareholders' equity as the Company has not yet decided on the ultimate disposition of those shares acquired. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings. Refer to Note 19 for details.

(ad) Segment reporting

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM"). Based on the criteria established by ASC280 "Segment Reporting", the Group's CODM has been identified as the Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group's CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Group.

The Group's long-lived assets are substantially all located in the PRC and substantially all the Group's revenues are derived from within the PRC, therefore, no geographical segments are presented.

(ae) Recently issued accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of these accounting standard updates on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. CONCENTRATIONS AND RISKS

(a) Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated by more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 5%, 2% and 9% in 2018, 2019 and 2022, respectively. The appreciation of the RMB against the US$ was approximately 6% and 2% in 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(b) Credit and concentration risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, term deposits, trade receivables, other receivables and short-term investments. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

As of December 31, 2021 and 2022, substantially all of the Group's cash and cash equivalents, term deposits and short-term investments were held in state-owned or reputable financial institutions in the PRC and reputable international financial institutions outside of the PRC.

Trade receivables are typically unsecured and are generally derived from customers. No single customer represented greater than 10% of the Group's total revenues for the years ended December 31, 2021 and 2022. Two and two customers accounted for greater than 10% of the Group's trade receivables as of December 31, 2021 and 2022, respectively.

No single suppliers represented more than 10% of the Group's total purchases for the years ended December 31, 2021 and 2022, respectively, but accounts payable due to one supplier accounted for greater than 10% of the Group's accounts payable as of December 31, 2021 and 2022.

(c) Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, term deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB2,821.1 million and RMB3,455.3 million as of December 31, 2021 and 2022, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.   TRADE RECEIVABLES

Trade receivables consisted of (in thousands):

	As of December 31,	
	2022	2021
	RMB	RMB
Trade receivables, gross	**927,132**	890,223
Provision of allowance for expected credit losses	**(92,881)**	(58,595)
Trade receivables, net	**834,251**	831,628

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of December 31,	
	2022	2021
	RMB	RMB
0-3 months	**451,360**	495,638
3-6 months	**143,434**	219,410
6-12 months	**153,255**	124,725
Over 1 year	**179,083**	50,450
Trade receivables, gross	**927,132**	890,223

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.   PREPAYMENTS AND OTHER CURRENT ASSETS

The following is a summary of prepayments and other current assets (in thousands):

	As of December 31,	
	2022	2021
	RMB	RMB
Deductible input value-added tax	**29,941**	29,567
Prepayment for promotion and advertising expense and other operation expenses	**59,409**	70,628
Other receivable related to exercise of employee options	**11,216**	94,264
Prepaid content cost	**36,884**	35,204
Interest income receivable	**12,320**	15,303
Rental and other deposits	**31,181**	19,336
Inventories	**10,347**	4,603
Others	**7,951**	3,170
Total	**199,249**	272,075

6.   SHORT-TERM INVESTMENTS

As of December 31, 2021 and 2022, the Group's short-term investments consisted of wealth management products and structured deposits, which contain a variable interest rate. To estimate the fair value of short-term investments, the Group refers to the quoted rate of return provided by financial institutions at the end of each year/period using discounted cash flow method. The Group classifies the valuation techniques that use these inputs as level 2 of fair value measurement.

The following is a summary of short-term investments (in thousands):

	As of December 31,	
	2022	2021
	RMB	RMB
Structured deposits	**380,941**	230,993
Wealth management products	**406,318**	2,008,603
Total	**787,259**	2,239,596

During the years ended December 31, 2021 and 2022, the Group recorded investment income related to short-term investments of RMB59.2 million and RMB70.4 million in the consolidated statements of operations and comprehensive loss, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment, net (in thousands):

	As of December 31,	
	2022	2021
	RMB	RMB
Electronic equipment	**16,391**	15,443
Office equipment and furniture	**7,559**	7,209
Leasehold improvement	**14,021**	13,700
Total	**37,971**	36,352
Less: Accumulated depreciation	**(30,681)**	(26,487)
Net book value	**7,290**	9,865

Depreciation expenses were RMB5.8 million and RMB5.6 million for the years ended December 31, 2021 and 2022, respectively.

8. INTANGIBLE ASSETS, NET

The following is a summary of intangible assets, net (in thousands):

	As of December 31, 2022		
	Gross carrying value	**Accumulated amortization**	**Net carrying value**
	RMB	**RMB**	**RMB**
Software	**3,192**	**(1,322)**	**1,870**
License	**54,904**	**(54,904)**	**–**
Content	**38,300**	**(9,903)**	**28,397**
Brand name	**48,000**	**(4,217)**	**43,783**
Technology	**7,500**	**(1,313)**	**6,187**
Others	**9**	**(9)**	**–**
Total	**151,905**	**(71,668)**	**80,237**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. INTANGIBLE ASSETS, NET (CONTINUED)

| | As of December 31, 2021 | | |
| | Gross carrying value | Accumulated amortization | Net carrying value |
	RMB	RMB	RMB
Software	3,083	(961)	2,122
License	54,904	(44,839)	10,065
Content	31,500	(3,150)	28,350
Brand name	25,000	(950)	24,050
Technology	4,000	(280)	3,720
Others	9	(8)	1
Total	118,496	(50,188)	68,308

Amortization expenses were RMB15.7 million and RMB21.5 million for the years ended December 31, 2021 and 2022, respectively. No impairment charge was recognized for any of the years presented.

As of December 31, 2022, estimated amortization expense for intangible assets subject to amortization is as follows (in thousands):

	RMB
2023	14,268
2024	14,268
2025	14,268
2026	10,838
2027	6,482
Thereafter	20,113
Total	80,237

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.   BUSINESS COMBINATION

Prez Limited, a Cayman Islands company, through its subsidiaries and variable interest entity (collectively referred to as the "Pinzhi"), is a vocational training provider which mainly focuses on Chartered Financial Analyst and Certified Public Accountant examinations in the PRC. In July 2021, the Group acquired 55% of the equity interest in Pinzhi at an aggregate purchase price of RMB83.9 million, comprising cash and contingent consideration at fair value. Contingent consideration is subject to Pinzhi's future operating results and initially and subsequently measured at fair value through profit and loss, which was classified as a liability in consolidated balance sheets. The remaining 45% shares held by the founder is subject to a 5 years' service period. That is, if the founder left the Company within 5 years after the closing of the acquisition, Zhihu has the option to either exercise its redemption right or purchase the remaining 45% shares held by the founder without consideration. As such, the transaction was regarded as the Group has effectively acquired 100% of equity interests at the acquisition date with 45% equity interests granted to the founder as share-based compensation for the future service and a put option which was recognized as financial instruments measured at fair value.

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

	RMB
Net liabilities acquired	(1,468)
Amortizable intangible assets	
Content	31,500
Brand name	13,000
Technology	1,600
Goodwill	50,833
Deferred tax liabilities	(11,525)
	83,940

Total purchase price comprised of (in thousands):

	RMB
Cash consideration	38,940
Contingent consideration at fair value	45,000
Total	83,940

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.   BUSINESS COMBINATION (CONTINUED)

Yincheng Limited, a Cayman Islands company, through its subsidiaries and variable interest entity (collectively referred to as the "Papa"), is a vocational training provider which mainly focuses on vocational language exam preparation courses, under the Papa brand. In November 2021, the Group acquired 55% of the equity interest in Papa at an aggregate purchase price of RMB35.6 million, comprising cash and contingent consideration at fair value. Contingent consideration is subject to Papa's future operating results and initially and subsequently measured at fair value through profit and loss, which was classified as a liability in consolidated balance sheets. The remaining 45% shares held by the founder is subject to a 6 years' service period. That is, if the founder left the Company within 6 years after the closing of the acquisition, Zhihu has the option to either exercise its redemption right or purchase the remaining 45% shares held by the founder without consideration. As such, the transaction was regarded as the Group has effectively acquired 100% of equity interests at the acquisition date with 45% equity interests granted to the founder as share-based compensation for the future service and a put option which was recognized as financial instruments measured at fair value.

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

	RMB
Net assets acquired	1,945
Amortizable intangible assets	
Brand name	12,000
Technology	2,400
Goodwill	22,830
Deferred tax liabilities	(3,600)
	35,575

Total purchase price comprised of (in thousands):

	RMB
Cash consideration	19,875
Contingent consideration at fair value	15,700
Total	35,575

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.   BUSINESS COMBINATION (CONTINUED)

Goodwill arising from the above acquisitions was attributable to the synergies expected from the combined operations of Pinzhi and the Company as well as Papa and the Company in the vocational education sector in the PRC. The Company does not expect the goodwill recognized to be deductible for income tax purposes.

Pro forma results of operations for the Pinzhi and Papa have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021, either individually or in aggregate.

Beijing Pocket Gardener Technology Co., Ltd., a Chinese company, through its subsidiaries (collectively referred to as the "Yiqikao"), is a vocational training provider which mainly focuses on teacher qualification and recruitment tutoring courses, and civil servants examination tutoring courses. In September 2022, the Group acquired 51% of the equity interest in Yiqikao at an aggregate purchase price of RMB99.8 million, comprising cash and contingent consideration at fair value. Contingent consideration is subject to Yiqikao's future operating results and initially and subsequently measured at fair value through profit and loss, which was classified as a liability in consolidated balance sheets. The remaining 45.0% shares held by the founder is subject to a 4 years' service period. That is, if the founder left the Company within 4 years after the closing of the acquisition, Zhihu has the option to either exercise its redemption right or purchase the remaining 45.0% shares held by the founder without consideration. As such, the transaction was regarded as the Group has effectively acquired 96.0% of equity interests at the acquisition date with 45.0% equity interests granted to the founder as share-based compensation for the future service and a put option which was recognized as financial instruments measured at fair value.

The allocation of the purchase price as of the date of acquisition is summarized as follows (in thousands):

	RMB
Net assets acquired	12,624
Amortizable intangible assets	
Brand name	23,000
Content	6,800
Technology	3,500
Financial instruments arising from acquisition	8,700
Goodwill	52,444
Noncontrolling interests	(7,238)
	99,830

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. BUSINESS COMBINATION (CONTINUED)

Total purchase price comprised of (in thousands):

	RMB
Cash consideration	66,530
Contingent consideration at fair value	33,300
Total	99,830

Goodwill arising from the above acquisitions was attributable to the synergies expected from the combined operations of Yiqikao and the Company in the vocational education sector in the PRC. The Company does not expect the goodwill recognized to be deductible for income tax purposes.

Pro forma results of operations for Yiqikao have not been presented because they were not material to the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022.

10. LEASE

The Group's leasing activities primarily consist of operating leases for offices. The Group adopted ASC 842 effective January 1, 2018. ASC 842 requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet. The Group has applied the available practical expedient to not recognize short-term leases with lease terms of one year or less on the balance sheet.

As of December 31, 2021 and 2022, the Group recorded right-of-use assets of approximately RMB126.5 million and RMB100.1 million and lease liabilities of approximately RMB122.7 million and RMB96.6 million, respectively, for operating leases as a leasee. Supplemental cash flow information related to operating leases was as follows (in thousands):

	For the Year Ended December 31,	
	2022	2021
	RMB	*RMB*
Cash payments for operating leases	**56,717**	38,532
Right-of-use assets obtained in exchange for operating lease liabilities	**24,818**	157,946

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. LEASE (CONTINUED)

Future lease payments under operating leases as of December 31, 2022 were as follows (in thousands):

	RMB
2023	54,976
2024	43,184
2025	1,211
Total future lease payments	99,371
Less: imputed interest	(2,814)
Total lease liabilities	96,557

The weighted-average remaining lease term was 2.95 years and 2.01 years as of December 31, 2021 and 2022, respectively.

The weighted-average discount rate used to determine the operating lease liability as of December 31, 2021 and 2022 was 4.75% and 4.75%, respectively.

Operating lease expenses for the years ended December 31, 2021 and 2022 were RMB38.7 million and RMB54.3 million, respectively, which excluded expenses of short-term contracts. Short-term lease expenses for the years ended December 31, 2021 and 2022 were RMB0.5 million and RMB2.4 million, respectively.

11. TAXATION

(a) Value-added tax ("VAT")

The Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

(b) Income taxes

Composition of income tax

The current income tax expenses for the years ended December 31, 2021 and 2022 were approximately RMB5,443,000 and RMB16,583,000 respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.   TAXATION (CONTINUED)

(b)   Income taxes (continued)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People's Congress of PRC enacted the Enterprise Income Tax ("EIT") Law, under which Foreign Invested Enterprises ("FIEs") and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as "Software Enterprises", "Key Software Enterprises" and/or "High and New Technology Enterprises" ("HNTEs"). The Enterprise Income Tax Law became effective on January 1, 2008.

The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. One subsidiary, and two subsidiaries of the Company were accredited as HNTEs and are entitled to a preferential income tax rate at 15% for the years ended December 31, 2021 and 2022, respectively. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for all the years presented.

In accordance with PRC Tax Administration Law on the Levying and Collection of Taxes, the PRC tax authorities generally have up to five years to claw back underpaid tax plus penalties and interest for PRC entities' tax filings. The tax years ended December 31, 2018 through 2022 for the Company's PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities. In the case of tax evasion, which is not clearly defined in the law, there is no limitation on the tax years open for investigation.

The Company may also be subject to the examination of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

There were no ongoing examinations by tax authorities as of December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.   TAXATION (CONTINUED)

(b)   Income taxes (continued)

China (continued)

The following table presents a reconciliation of the income tax expenses computed by the statutory income tax rate to the Group's income tax expense of the year presented are as follows (in thousands):

	For the Year Ended December 31,	
	2022	2021
	RMB	RMB
Income tax computed at statutory EIT rate (25%)	**(391,056)**	(323,359)
Permanent differences[1]	**47,981**	125,132
Effect of different tax jurisdictions	**20,714**	4,077
Effect of preferential tax rate	**151,971**	128,584
Change in deferred tax assets valuation allowance	**184,573**	71,009
Income tax expenses	**14,183**	5,443

(1)   The permanent differences mainly consist of additional deduction for research and development expenditures and non-deductible expenses.

The following table sets forth the effect of preferential tax rate on the PRC operations (in thousands except per share data):

	For the Year Ended December 31,	
	2022	2021
	RMB	RMB
Tax holiday effect	**151,971**	128,584
Basic and diluted net loss per share effect	**0.50**	0.54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.   TAXATION (CONTINUED)

(c)   Deferred tax assets and liabilities

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets and liabilities as of the years presented (in thousands):

	As of December 31,	
	2022 *RMB*	2021 *RMB*
Deferred tax assets:		
Net operating tax loss carry forwards	**461,751**	345,744
Advertising and promotion expenses in excess of deduction limit	**296,037**	232,339
Provision of allowance for expected credit losses	**23,178**	14,570
Payroll and expense accrued	**12,254**	15,994
Less: valuation allowance	**(793,220)**	(608,647)
Total deferred tax assets, net	**–**	–
Deferred tax liabilities:		
Acquired intangible assets	**11,630**	14,030
Total deferred tax liabilities	**11,630**	14,030

The following table sets forth the movement of the valuation allowances for deferred tax assets for the years presented (in thousands):

	2022 *RMB*	2021 *RMB*
Deferred tax assets:		
Balance as of January 1,	**(608,647)**	(537,638)
Change of valuation allowance	**(184,573)**	(71,009)
Balance as of December 31,	**(793,220)**	(608,647)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.   TAXATION (CONTINUED)

(c)   Deferred tax assets and liabilities (continued)

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity's expiration year for tax losses has been extended from five years to ten years due to new tax legislation released in 2018. As of December 31, 2022, certain entities in mainland China of the Group had net operating tax loss carry forwards, if not utilized, which would expire as follows (in thousands):

	RMB
Loss expiring in 2023	46,532
Loss expiring in 2024	32,013
Loss expiring in 2025	180,546
Loss expiring after 2025	2,591,834
Total	2,850,925

(d)   Withholding income tax

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested entity ("FIE") to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the Previous EIT Law. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China.

According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation ("SAT") further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to "conduit" or shell companies without business substance and that a beneficial ownership analysis will be used based on a "substance-over-form" principle to determine whether or not to grant the tax treaty benefits.

To the extent that subsidiaries and VIEs and the subsidiaries of VIEs of the Group have undistributed earnings, the Company will accrue appropriate expected tax associated with repatriation of such undistributed earnings. As of December 31, 2021 and 2022, the Company did not record any withholding tax on the retained earnings of its subsidiaries and VIEs in the PRC as they were still in accumulated deficit position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of December 31,	
	2022	2021
	RMB	RMB
0-3 months	840,404	981,953
3-6 months	48,298	43,664
6-12 months	26,119	253
Over 1 year	1,291	664
Total	916,112	1,026,534

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on invoice date and the amounts of accrued liabilities were categorized as 0-3 months.

13.   OTHER CURRENT LIABILITIES

The following is a summary of other current liabilities as of December 31, 2021 and 2022 (in thousands):

	As of December 31,	
	2022	2021
	RMB	RMB
Payable of deposits	23,455	28,234
Accrued VAT tax payable	42,204	52,675
Payable to the users	28,243	13,434
Payable of employee benefits	8,637	5,993
Consideration and contingent consideration payables for acquisitions	43,565	18,936
Reimbursement from the depositary bank	12,376	–
Others	7,051	8,175
Total	165,531	127,447

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. CONTRACT LIABILITIES

Contract liabilities primarily relate to the payments received for advertising services, paid content services, content-commerce solutions and vocational training in advance of revenue recognition. The increase in contract liabilities over the prior year was a result of the increase in consideration received from the Group's customers, which was in line with the growth of revenues in content-commerce solutions, paid membership service and vocational training. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB138.6 million and RMB215.5 million for the years ended December 31, 2021 and 2022, respectively.

15. ORDINARY SHARES

The Company was incorporated on May 17, 2011 with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1 each, of which 10 ordinary shares had been issued. Zhihu Holdings Inc. and Innovation Works Holdings Limited, companies organized under the laws of the British Virgin Islands, held 80% and 20% of total equities of the Company, respectively.

After several issuances, share splits and repurchases of certain shares held by investors prior to 2019, the Company had 58,808,070 of ordinary shares issued and outstanding as of December 31, 2018.

In March 2021, the Company completed the IPO. Immediately prior to the completion of the IPO, the Company's authorized share capital was changed into US$200,000 divided into 1,600,000,000 shares comprising (i) 1,500,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii)50,000,000 Class B ordinary shares of a par value of US$0.000125 each, and (iii) 50,000,000 shares of a par value of US$0.000125 each of such class or classes (however designated) as the board of directors may determine in accordance with the Company's post-offering memorandum and articles of association. Immediately prior to the completion of the IPO, all of the Company's issued and outstanding preferred shares and ordinary shares were converted into, and re-designated and re-classified, as Class A ordinary shares on a one-for-one basis, except that the 19,227,592 shares beneficially owned by Mr. Yuan Zhou continue to be Class B ordinary shares.

During the IPO, the Company sold a total of 55,000,000 ADSs, with two ADSs representing one Class A ordinary share of the Company with par value of US$0.000125 per share. In addition, the Company sold and issued 13,157,892 Class A ordinary shares in the concurrent private placements to certain investors based on the IPO price of US$9.50 per ADS. The Company received a total of approximately US$737.1 million (RMB4.8 billion) of net proceeds after deducting the underwriter commissions and relevant offering expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. ORDINARY SHARES (CONTINUED)

In April 2021, the underwriters exercised their option to purchase 259,904 additional ADSs and the Company received a total of approximately US$2.3 million (RMB15.1 million) of net proceeds after deducting the underwriter commissions.

In June 2022, 50,000,000 shares were designated as Class A ordinary shares of a par value of US$0.000125 each. As a result, the Company had 1,600,000,000 authorized shares in total, comprising (i) 1,550,000,000 Class A ordinary shares of a par value of US$0.000125 each, (ii) 50,000,000 Class B ordinary shares of a par value of US$0.000125 each.

16. PREFERRED SHARES

The following table summarizes the issuances of convertible redeemable preferred shares (collectively, "Preferred Shares").

Series of Preferred Shares	Date of issuance	Total number of shares issued	Consideration per share
			US$
Series A	08/11/2011	37,858,584	0.26
Series B	05/05/2014	25,164,697	0.93
Series C	21/09/2015	27,935,316	2.17
Series D	08/12/2016	22,334,525	4.63
Series D1	22/03/2017	6,947,330	5.04
Series E	26/07/2018, 14/09/2018	27,267,380	9.89
Series F	07/08/2019	34,677,872[i]	12.52
		182,185,704	

(i)   Including 11,985,440 Series F preferred shares legally issued in December 2020 upon the exercise of the warrant as discussed in Accounting of Preferred Shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.   PREFERRED SHARES (CONTINUED)

The key terms of the preferred shares are as follows:

Conversion rights

Unless converted earlier pursuant to the provisions with respect to automatic conversion as set out below, preferred shares shall be convertible, at the option of the holder thereof, at any time into such number of fully paid and non-assessable Class A ordinary shares at an initial conversion ratio of 1:1, and thereafter shall be subject to adjustment and readjustment from time to time for (a) share splits and combination, (b) ordinary share dividends and distributions, (c) reorganizations, mergers, consolidations, reclassifications, exchanges, substitution, (d) dilutive issuance.

Each Preferred Shares shall automatically be converted, based on the then-effective conversion price, without the payment of any additional consideration, into fully-paid and non-assessable Class A ordinary shares upon the earlier of (i) the consummation of the qualified initial public offering ("Qualified IPO"), or (ii) the date specified by the written consent of the majority Preferred Shareholders of each Preferred Shares.

Qualified IPO means a closing of an IPO on a stock exchange reasonably accepted to the majority Preferred Shareholders with the Company's market capitalization, immediately after the offering of at least US$4 billion.

Redemption rights

The shareholders of preferred shares may request redemption of all or any part of the then outstanding shares held, at any time after the occurrence of (i) if a Qualified IPO or a trade sale is not consummated within forty-two month period after the closing of Series F financing, or (ii) if any Preferred Shares are required to be redeemed by any preferred shareholder after the closing of Series F financing, or iii) if there has been any change that does not allow or materially restricts the Company to effectively control its structured entities as defined in Note 2 (b), or (iv) the occurrence of a material breach of the transaction documents by any of the Group, founders, co-founders and other parties specified in the transaction documents during the forty-two month period after the closing of Series F financing. The commencement date of term (i) mentioned above was originally five-year period after the issuance date of each preferred share and modified to forty-two-month period after the closing of Series F financing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.   PREFERRED SHARES (CONTINUED)

Redemption rights (continued)

The redemption price of each share to be redeemed shall equal to (i) 150% of each series stated issue price, plus (ii) any accrued but unpaid dividends on such share, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers.

Voting rights

Each Preferred Shares has voting rights equivalent to the number of Class A ordinary shares into which such Preferred Shares could be then convertible.

Dividend rights

Each preferred shareholder shall be entitled to receive the dividends on pro-rata basis according to the relative number of shares held by them on an as-converted basis, only when, as and if declared at the sole discretion of the Board and duly approved. The distribution sequence should be in the following order: Series F preferred shareholders, Series E preferred shareholders, Series D and/or Series D1 preferred shareholders, Series C preferred shareholders, Series B preferred shareholders, Series A preferred shareholders, ordinary shareholders.

Liquidation rights

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the assets and funds of the Company legally available for distribution to the shareholders shall be distributed to shareholders in the following manner and order:

Each preferred shareholder shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any previous preferred shares and ordinary shares, the amount equal to one hundred percent (100%) of the original issue price on each preferred share, plus all declared but unpaid dividends thereon up to the date of liquidation or otherwise agreed in the transaction documents. The liquidation preference amount will be paid to the Preferred Shareholders in the following order: first to holders of Series F Preferred Shares, second to holders of Series E Preferred Shares, third to holders of Series D/D1 Preferred Shares, forth to holders of Series C Preferred Shares, fifth to holders of Series B Preferred Shares and lastly to holders of Series A Preferred Shares. After distributing or paying in full the liquidation preference amount to all of the Preferred Shareholders, the remaining assets of the Company available for distribution, if any, shall distributed to the holders of ordinary shares and the Preferred Shareholders on a pro rata basis, based on the number of ordinary shares then held by each shareholder on an as converted basis. If the value of the remaining assets of the Company is less than aggregate liquidation preference amounts payable to the holders of a particular series of Preferred Shares, then the remaining assets of the Company shall be distributed pro rata amongst the holders of all outstanding Preferred Shares of that series.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. PREFERRED SHARES (CONTINUED)

Accounting of Preferred Shares

The Company has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they are contingently redeemable at the options of the holders. In addition, the Company records accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs. The issuance costs for Series A, Series B, Series C, Series D, Series D1, Series E Preferred Shares and Series F Preferred Shares were RMB0.5 million, RMB0.5 million, RMB0.8 million, RMB6.1 million, RMB2.2 million, RMB35.0 million and RMB27.0 million, respectively.

The Company has determined that there was no beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company's ordinary shares determined by the Company taking into account independent valuations.

Pursuant to laws applicable to PRC entities incorporated in the PRC, PRC investors should complete its statutory filings and foreign exchange registrations for outbound investment, before such PRC entities can legally own offshore investments or equity interests in offshore entities. As such, all PRC shareholders of Zhihu Inc. must complete their relevant registrations and statutory filings, as appropriate, before they can, in accordance with applicable PRC laws, hold directly or indirectly any share of the Company, which is incorporated under the laws of the Cayman Islands. Certain Preferred Shareholder who made full payment of the purchase consideration holds warrant and one Preferred Share in the Company to reflect such holder's rights, obligations, and interests in the Company as if such holder were holding all Preferred Shares of the Company issuable upon exercise of the warrant before such holder completes its necessary registration for outbound investment to exercise its warrant to purchase Preferred Shares of the Company. This was a transitional arrangement pending completion of necessary registration process by such holder. Once such holder completes the necessary registration for outbound investment, such holder is required to exercise the warrant immediately. Accordingly, the one Preferred Share was accounted for and represented based on the terms on all Preferred Shares of the Company issuable upon exercise of the warrant. Concurrently, the Group entered into a foreign exchange forward contract with the investor. The Group accounts for the foreign exchange forward contract and the warrant as derivative asset (included in other current assets), which was measured at fair value with the changes in the fair value recorded within other income/(expenses) in the consolidated statements of operations and comprehensive loss. The holder of the warrant has completed the relevant registration and filing and exercised the warrant in December 2020. The underlying Preferred Shares have been legally issued accordingly.

Upon the completion of the IPO, all of issued and outstanding Preferred Shares automatically converted into ordinary shares on a one-for-one basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.   SHARE-BASED COMPENSATION

In June 2012, the Company established 2012 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officers and other employees of the Company and its affiliates. In December 2021, the maximum number of shares that may be issued under the 2012 incentive compensation plan was 44,021,165 Class A ordinary shares.

In June 2022, the Company established 2022 Incentive Plan, which permits the grant of options, and restricted shares of the Company to relevant directors, officers, employees and consultants of the Company and its affiliates. The maximum number of shares that may be issued under the 2022 Incentive Plan is 39,128,194 Class A ordinary shares, an aggregate number of (i) the maximum of 13,042,731 shares which may be issued pursuant to awards in the form of options, and (ii) the maximum of 26,085,463 shares and such number of shares equivalent to the unused portion of the 2012 Incentive Plan as at the expiry of such plan, which may be issued pursuant to awards in the form of restricted shares.

Under the 2012 Incentive Plan, during 2012 and 2013, options or restricted shares granted are subject to both service conditions and the occurrence of an initial public offering ("IPO") as a performance condition, which are measured at the grant date fair value.

After 2013, participants are granted options or restricted shares which only vest if certain service conditions are met. Participation in the 2012 Incentive Plan is at the board's discretion, and no individual has a contractual right to participate in the 2012 Incentive Plan or to receive any guaranteed benefits. Options issued under the 2012 Incentive Plan are valid and effective for 10 years from the grant date.

Majority of the share options shall be subject to different vesting schedules of three, three and a half or four years from the vesting commencement date, subject to the participant continuing to be an employee through each vesting date. For vesting schedule of three years, 25% of the granted share options are vested on the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty six (36) months. For vesting schedule of three and a half years, 25% of the granted share options are vested on the 6-month anniversary of the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty six (36) months. For vesting schedule of four years, 25% of the granted share options are vested on the first anniversary from the vesting commencement date; and 75% of the granted shares options are vested in equal monthly installments over the following thirty six (36) months or vested in equal yearly installments over the following three years.

Employees' share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) for share options granted with only service conditions, using the graded vesting method, net of actual forfeitures, over the vesting period; or (b) for share options granted with service conditions and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. Where the occurrence of an IPO is a performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. SHARE-BASED COMPENSATION (CONTINUED)

Compensation expenses related to options granted during 2012 and 2013 with a performance condition of an IPO were RMB6.3 million, for which the service condition had been met and were recognized when the performance target of an IPO was achieved in March 2021.

Share options activities

The following table presents a summary of the Company's options activities for the years ended December 31, 2021 and 2022:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (US$
	(in thousands)	US$		in thousands)
Outstanding as of January 1, 2021	35,860	0.84	7.33	339,953
Granted	1,846	2.14		
Exercised	(15,568)	0.40		
Forfeited	(954)	4.49		
Outstanding as of December 31, 2021	21,184	1.10	6.39	211,515
Outstanding as of January 1, 2022	**21,184**	**1.10**	**6.39**	**211,515**
Granted	**–**	**–**		
Exercised	**(14,289)**	**0.32**		
Forfeited	**(857)**	**2.89**		
Outstanding as of December 31, 2022	**6,038**	**2.68**	**6.08**	**6,838**
Exercisable as of December 31, 2022	**4,007**	**3.24**	**5.26**	**2,686**

The weighted-average fair value of granted share options was US$13.55 and nil for the years ended December 31, 2021 and 2022, respectively. The total intrinsic value of share options exercised was US239.3 million and US$65.0 million for the years ended December 31, 2021 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares activities

The following table presents a summary of the Company's restricted shares activities for the years ended December 31, 2021 and 2022:

	Number of Restricted shares (in thousands)	Weighted Average Grant Date Fair Value US$
Unvested as of January 1, 2021	91	2.90
Granted	1,598	22.49
Vested	(81)	2.86
Forfeited	(127)	24.10
Unvested as of December 31, 2021	1,481	22.22
Unvested as of January 1, 2022	**1,481**	**22.22**
Granted	**20,116**	**4.11**
Vested	**(738)**	**12.90**
Forfeited	**(1,543)**	**9.33**
Unvested as of December 31, 2022	**19,316**	**4.75**

As of December 31, 2022, the weighted average remaining contractual life of outstanding restricted shares is 9.43 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. SHARE-BASED COMPENSATION (CONTINUED)

Valuation

Prior to the completion of the initial public offering in the United States, the Company used the discounted cash flow method to determine the underlying equity fair value of the Company and adopted the equity allocation model to determine the fair value of each underlying ordinary share. Key assumptions, such as discount rate and projections of future performance, are required to be determined, on a best estimate basis, by the Company.

After the completion of the initial public offering in the United States, the fair value of the share options is estimated based on the fair market value of the underlying ordinary shares at the grant date.

Based on fair value of each underlying ordinary share, the Company used the Binomial option-pricing model to determine the fair value of the share options as at the grant date. Key assumptions are set as below:

	For the Year Ended December 31, 2021
Fair value per share (US$)	$25.02
Risk-free interest rate	1.44%
Expected volatility	54.85%-55.51%
Expected term (in years)	10
Dividend yield	0.00%

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The Company has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contractual life of the options. The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US$ at the option valuation date.

The total expenses recognized in profit or loss in respect of the share-based compensation under the Plan was RMB541.0 million and RMB350.9 million for the years ended December 31, 2021 and 2022, respectively. As of December 31, 2022, total unrecognized compensation expenses under the Plan granted after 2013 were US$33.1 million, which is expected to be recognized over a weighted average period of 2.7 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. NET LOSS PER SHARE

Basic and diluted loss per share have been calculated in accordance with ASC260 for the years ended December 31, 2021 and 2022. Shares issuable for little consideration have been included in the number of outstanding shares used for basic loss per share.

	For the Year Ended December 31,	
	2022	2021
Numerator (RMB in thousands):		
Net loss	**(1,578,403)**	(1,298,880)
Net income attributable to noncontrolling interests	**(2,754)**	–
Accretions of preferred shares to redemption value	**–**	(170,585)
Net loss attributable to ordinary shareholders	**(1,581,157)**	(1,469,465)
Denominator:		
Weighted average number of ordinary shares outstanding, basic	**304,836,318**	240,174,108
Weighted average number of ordinary shares outstanding, diluted	**304,836,318**	240,174,108
Net loss per share, basic (RMB)	**(5.19)**	(6.12)
Net loss per share, diluted (RMB)	**(5.19)**	(6.12)

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Year Ended December 31,	
	2022	2021
Share options	**5,144,513**	24,368,217

19. TREASURY STOCK

On June 10, 2022, the Company's annual general meeting approved a share repurchase program of up to US$100 million for the next 12 months. As of December 31, 2022, the Company has repurchased a total of 6.5 million Class A ordinary shares on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the program for a total consideration of US$16.7 million (RMB118.5 million). As of December 31, 2022, the number of Class A Ordinary Shares in issue was reduced by 4.9 million shares as a result of the cancellation of the repurchased shares. In addition, as of December 31, 2022, the Company has purchased a total of 0.6 million Class A ordinary shares for a total consideration of US$1.3 million (RMB9.5 million) to be utilized upon vesting of restricted shares in future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. COMMITMENTS AND CONTINGENCIES

Commitments

Upon the adoption of ASC 842, future minimum lease payments for operating lease as of December 31, 2022 are disclosed in Note 10.

Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group's view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2021 and 2022.

21. FAIR VALUE MEASUREMENT

(a) Assets and liabilities measured at fair value on a recurring basis

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2022 (in thousands):

| | | Fair value measurement at reporting date using | | |
| | Fair Value as of December 31, 2022 | Quoted Prices in Active Market for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Unobservable inputs (Level 3) |
Items				
Assets				
Short-term investments	787,259	–	787,259	–
Liabilities				
Contingent consideration payables for acquisitions (current)	38,940	–	–	38,940
Contingent consideration payables for acquisitions (non-current)	74,618	–	–	74,618

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. FAIR VALUE MEASUREMENT (CONTINUED)

(a) Assets and liabilities measured at fair value on a recurring basis (continued)

The following table sets forth the financial instruments, measured at fair value on a recurring basis, by level within the fair value hierarchy as of December 31, 2021 (in thousands):

Items	Fair Value as of December 31, 2021	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
		Fair value measurement at reporting date using		
Assets				
Short-term investments	2,239,596	–	2,239,596	–
Liabilities				
Contingent consideration payables for acquisitions (non-current)	64,700	–	–	64,700

Short-term investments

As of December 31, 2021 and 2022, the Group's short-term investments consisted of wealth management products and structured deposits, the rates of interest under these investments were determined based on quoted rate of return provided by financial institutions at the end of each year. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

Contingent consideration payables for acquisitions

The Group's estimated liability for contingent consideration payables for our acquisitions measured at fair (see Note (9)). The contingent consideration payables are included in other current liabilities and other non-current liabilities on the consolidated balance sheets. The Group estimated the fair value of contingent consideration payables using an expected cash flow method with unobservable inputs of probabilities of successful achievements of certain specified conditions post – acquisition, and accordingly the Group classifies the valuation techniques that use these inputs as Level 3. For years ended December 31, 2021 and 2022, the Group recognized a loss of RMB4.0 million and RMB31.5 million of fair value changes for the contingent consideration payables and recorded in fair value change of financial instruments in the statement of operations and comprehensive loss, respectively.

Other financial instruments

Trade receivables, amounts due from/to related parties and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable and accrued liabilities and other payables are financial liabilities with carrying values that approximate fair value due to their short-term nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. FAIR VALUE MEASUREMENT (CONTINUED)

(b) Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures the equity investment accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge was to be recognized. The equity investment accounted for using the measurement alternative is generally not categorized in the fair value hierarchy. As of December 31, 2022, the equity investment was measured using significant unobservable inputs (Level 3) and written down from its carrying value to fair value, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee company, with impairment charges incurred and recorded in earnings for the years then ended. The Group recognized impairment charges of nil and RMB20.9 million for the equity investment for the years ended December 31, 2021 and 2022, respectively.

The Group's other non-financial assets, such as intangible asset, goodwill, fixed assets and operating lease assets, are measured at fair value only if they are determined to be impaired. The inputs used to measure the estimated fair value of such assets are classified as Level 3 in the fair value hierarchy due to the significance of unobservable inputs used. The Group recognized no impairment charges of these assets arising from our acquisitions for the years ended December 31, 2021 and 2022, respectively.

22. RELATED PARTY TRANSACTIONS

During the years presented, other than disclosed elsewhere, the Company mainly had the following related party transactions:

Names of the major related parties	Nature of relationship
Tencent Holdings Limited and its subsidiaries (the "Tencent Group")	A shareholder that has significant influence over the Group
Kuaishou Technology and its subsidiary (the "Kuaishou Group")	A shareholder that has significant influence over the Group
Baidu, Inc. and its subsidiaries (the "Baidu Group")[i]	A shareholder that has significant influence over the Group as of December 31, 2021

(i)   As Baidu Group's shares in the Company is further diluted after the IPO, the Company considers that Baidu is no longer its related party since 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. RELATED PARTY TRANSACTIONS (CONTINUED)

(a) Significant transactions with related parties

The following table presents significant transactions with Tencent Group and Kuaishou Group for the years ended December 31, 2021 and 2022. The transactions with Baidu Group included (i) purchase of services amounting to RMB142.3 million for the year ended December 31, 2021; and (ii) provision of services amounting to RMB19.7 million for the year ended December 31, 2021.

	For the Year Ended December 31,	
	2022	2021
	RMB in thousands	
Services purchased from related parties		
Tencent Group[i]	**137,715**	110,849
Kuaishou Group[ii]	**14,373**	2,179
Services provided to related parties[iii]		
Tencent Group	**25,741**	10,876
Kuaishou Group	**14,779**	7,864

(i)   Service purchased from Tencent Group primarily related to cloud and bandwidth services.

(ii)   Service purchased from Kuaishou Group primarily related to marketing services and cloud and bandwidth services.

(iii) Service provided to related parties mainly refer to advertising service provided to Tencent Group and Kuaishou Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.   RELATED PARTY TRANSACTIONS (CONTINUED)

(b)   Balances with related parties

The following table presents balances with Tencent Group and Kuaishou Group as of December 31, 2021 and 2022. The amount due from Baidu Group was RMB6.4 million as of December 31, 2021, and the amount due to Baidu Group was RMB14.6 million as of December 31, 2021.

	As of December 31,	
	2022	2021
	RMB in thousands	
Amount due from related parties		
Tencent Group	**22,616**	8,763
Kuaishou Group	**2,182**	2,998
Amount due to related parties		
Tencent Group	**19,081**	67,370
Kuaishou Group	**5,780**	1,640

The transactions and balances with related parties are all trade in nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23. SEGMENT INFORMATION

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but not limited to, customer base, products and technology. The Group's operating segments are based on such organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results. The Group has internal reporting of revenue, cost and expenses by nature as a whole. Hence, the Group has only one operating segment.

Key revenue streams are as below (in thousands):

	For the Year Ended December 31,	
	2022 *RMB*	2021 *RMB*
Advertising service	926,296	1,160,886
Paid membership service	1,230,804	668,507
Content-commerce solutions	1,030,184	973,986
Vocational training*	248,266	45,823
Others	169,369	110,122
Total	**3,604,919**	2,959,324

*   The Company separately reported the revenue of its vocational training business during the year ended December 31, 2022, which was formerly included in "others," and for comparison purposes, the revenue of vocational training business and others for year ended December 31, 2021 have been retrospectively re-classified.

All revenues are derived from China based on the geographical locations where services are provided to customers. In addition, the Group's long-lived assets are substantially located in China, and the amount of long-lived assets attributable to any individual other country is not material. Therefore, no geographical segments are presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company's PRC subsidiaries and VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, with restricted portions amounted to approximately RMB3,573.1 million and RMB3,054.1 million of the Company's total consolidated net assets, as of December 31, 2021 and 2022, respectively. Even though the Company currently does not require any dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group's subsidiaries, the VIEs and their subsidiaries to satisfy any obligations of the Company.

Furthermore, cash transfers from the Company's PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

25. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the condensed financial information of the Company is required to be presented. The Company did not have significant capital and other commitments, or guarantees as of December 31, 2021 and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a) Condensed balance sheets of Zhihu Inc.

	As of December 31,	
	2022	2021
	RMB in thousands	
ASSETS		
Current assets:		
Cash and cash equivalents	**197,012**	94,427
Amounts due from subsidiaries and VIEs and		
VIEs' subsidiaries	**1,981**	12,711
Prepayments and other current assets	**7,651**	42,232
Total current assets	**206,644**	149,370
Non-current assets:		
Investments in subsidiaries	**5,527,483**	6,666,713
Total non-current assets	**5,527,483**	6,666,713
Total assets	**5,734,127**	6,816,083
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	**4,841**	30,828
Other current liabilities	**16,925**	–
Amounts due to subsidiaries and VIEs and VIEs' subsidiaries	**58,665**	54,601
Total current liabilities	**80,431**	85,429
Total liabilities	**80,431**	85,429
Shareholders' equity:		
Ordinary shares, US$0.000125 par value	**249**	241
Treasury stock	**(33,814)**	–
Additional paid-in capital	**13,615,042**	13,350,347
Accumulated other comprehensive loss	**(65,808)**	(339,118)
Accumulated deficit	**(7,861,973)**	(6,280,816)
Total shareholders' equity	**5,653,696**	6,730,654
Total liabilities and shareholders' equity	**5,734,127**	6,816,083

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(b) Condensed statements of operations and comprehensive loss of Zhihu Inc.

	For the Year Ended December 31,	
	2022	2021
	RMB in thousands	
Operating expenses:		
General and administrative expenses	**(79,908)**	(30,019)
Total operating expenses	**(79,908)**	(30,019)
Loss from operations	**(79,908)**	(30,019)
Other income/(expenses):		
Interest income	**1,027**	123
Exchange gains/(losses)	**516**	(523)
Share of loss of subsidiaries	**(1,502,792)**	(1,268,461)
Net loss	**(1,581,157)**	(1,298,880)
Accretions of convertible redeemable preferred shares to redemption value	**–**	(170,585)
Net loss attributable to Zhihu Inc.'s shareholders	**(1,581,157)**	(1,469,465)
Net loss	**(1,581,157)**	(1,298,880)
Other comprehensive loss:		
Foreign currency translation adjustments	**273,310**	(143,190)
Total other comprehensive income/(loss)	**273,310**	(143,190)
Total comprehensive loss	**(1,307,847)**	(1,442,070)
Accretions of convertible redeemable preferred shares to redemption value	**–**	(170,585)
Comprehensive loss attributable to Zhihu Inc.'s shareholders	**(1,307,847)**	(1,612,655)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(c) Condensed statements of cash flows of Zhihu Inc.

	For the Year Ended December 31,	
	2022	2021
	RMB in thousands	
Net cash used in operating activities	**(51,752)**	(3,182)
Purchases of term deposits	**–**	(64,596)
Proceeds from withdrawal of term deposits	**–**	64,707
Proceeds from repayment of loans	**–**	–
Repayment from subsidiaries of investment	**256,942**	–
Investment in subsidiaries	**–**	(4,695,120)
Investment in equity investments	**–**	(19,380)
Net cash provided by/(used in) investing activities	**256,942**	(4,714,389)
Proceeds from issuance of Class A ordinary shares upon the completion of IPO, net of issuance cost	**–**	4,853,293
Proceeds received from employees in relation to share options	**19,612**	15,544
Payments for repurchase of shares	**(127,962)**	–
Net cash (used in)/provided by financing activities	**(108,350)**	4,868,837
Effect of exchange rate changes on cash and cash equivalents	**5,745**	(63,673)
Net increase in cash and cash equivalents	**102,585**	87,593
Cash and cash equivalents at beginning of year	**94,427**	6,834
Cash and cash equivalents at ending of year	**197,012**	94,427

26. SUBSEQUENT EVENT

No subsequent event which had a material impact on the Company was identified though the date of issuance of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows (in thousands):

	Years Ended December 31,	
	2022	2021
	RMB	RMB
Fees	**1,098**	609
Basic salaries, housing fund, allowances and benefits in kind	**6,028**	4,954
Employer's contributions to a retirement benefit scheme	**146**	116
Discretionary bonuses	**1,914**	1,930
Share-based compensation expenses	**206,942**	311,895
Total	**216,128**	319,504

The director received emoluments from the Group for the year ended December 31, 2022 as follows (in thousands):

Name	Fees RMB	Basic salaries, housing fund, allowances and benefits in kind RMB	Employer's contributions to a retirement benefit scheme RMB	Discretionary bonuses RMB	Share-based compensation expenses RMB	Total RMB
Executive directors						
Yuan Zhou[(i)]	–	2,037	60	495	189,709	192,301
Dahai Li[(ii)]	–	1,802	43	432	10,986	13,263
Wei Sun[(iii)]	–	2,189	43	987	5,313	8,532
Independent non-executive directors						
Hanhui Sam Sun[(iv)]	488	–	–	–	423	911
Hope Ni[(iv)]	353	–	–	–	423	776
Derek Chen[(v)]	257	–	–	–	88	345
Total	1,098	6,028	146	1,914	206,942	216,128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. DIRECTORS' REMUNERATION (CONTINUED)

The director received emoluments from the Group for the year ended December 31, 2021 as follows (in thousands):

Name	Fees	Basic salaries, housing fund, allowances and benefits in kind	Employer's contributions to a retirement benefit scheme	Discretionary bonuses	Share-based compensation expenses	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Executive directors						
Yuan Zhou[i]	–	2,025	58	660	286,330	289,073
Dahai Li[ii]	–	1,316	29	560	14,892	16,797
Wei Sun[iii]	–	1,613	29	710	10,673	13,025
Independent non-executive directors						
Hanhui Sam Sun[iv]	353	–	–	–	–	353
Hope Ni[iv]	256	–	–	–	–	256
Total	609	4,954	116	1,930	311,895	319,504

(i) Yuan Zhou is the founder, chairman of the Board and chief executive officer of the Company and was appointed as the Director since May 2011.

(ii) Dahai Li is the chief technology officer and was appointed as executive Director since March 25, 2021.

(iii) Wei Sun was appointed as executive Director since March 25, 2021 and resigned with effect from December 31, 2022.

(iv) Hanhui Sam Sun and Hope Ni were appointed as independent non-executive Directors since March 25, 2021.

(v) Derek Chen was appointed as an independent non-executive Director since March 31, 2022.

(vi) Zhaohui Li was appointed as non-executive director of the Company since September 2015. No remuneration was paid by the Group for the years ended December 31, 2021 and 2022.

(vii) Jiatong Peng was appointed as non-executive director of the Company since November 2020 and resigned with effect from May 16, 2022. No remuneration was paid by the Group for the years ended December 31, 2021 and 2022.

(viii) Dingjia Chen was appointed as non-executive director of the Company since May 2022 and resigned with effect from March 7, 2023. No remuneration was paid by the Group for the year ended December 31, 2022.

(ix) Henry Dachuan Sha was appointed as an executive Director and chief financial officer with effect from December 31, 2022. No remuneration was paid by the Group for the year ended December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28. FIVE HIGHEST-PAID EMPLOYEES

The five highest-paid employees for the years ended December 31, 2021 and 2022 included the following number of directors and non-directors:

	Years Ended December 31,	
	2022	2021
Directors	**3**	2
Non-directors	**2**	3
Total	**5**	5

Details of the remuneration for the years ended December 31, 2021 and 2022 of the five highest-paid employees who are non-directors (the "Non-director Individuals") were as follows (in thousands):

	Years Ended December 31,	
	2022	2021
	RMB	RMB
Basic salaries, housing fund, allowances and benefits in kind	**4,366**	6,283
Employer's contributions to a retirement benefit scheme	**101**	129
Discretionary bonuses	**1,425**	2,020
Share-based compensation expenses	**21,900**	69,475
Total	**27,792**	77,907

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28. FIVE HIGHEST-PAID EMPLOYEES (CONTINUED)

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	Years Ended December 31,	
	2022	2021
HK$10,000,000 to HK$10,500,000	**–**	–
HK$10,500,001 to HK$20,000,000	**2**	–
HK$20,000,001 to HK$20,500,000	**–**	–
HK$20,500,000 to HK$30,000,000	**–**	2
HK$40,000,000 to HK$40,500,000	**–**	–
HK$40,500,001 to HK$50,000,000	**–**	1
HK$80,000,001 to HK$80,500,000	**–**	–
Total	**2**	3

During the years ended December 31, 2021 and 2022, no remuneration was paid by the Group to any directors or Non-director Individuals as an inducement to join the Group or as compensation for loss of office. Additionally, none of the directors or Non-director Individuals have waived any remuneration during the years ended December 31, 2021 and 2022.

Annual Report 2022 189

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Historical Financial Information is prepared in accordance with U.S. GAAP, which differs in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the Historical Financial Information prepared under U.S. GAAP and IFRS are as follows (in thousands):

	Year ended December 31, 2022			
Consolidated Statement of Operations and Comprehensive Loss	**Amounts as reported under US GAAP**	**IFRS adjustments**		**Amounts as reported under IFRS**
		Operating leases (Note(c))	**Share-based compensation (Note(d))**	
	RMB	*RMB*	*RMB*	*RMB*
Cost of revenues	(1,796,867)	–	309	(1,796,558)
Selling and marketing expenses	(2,026,468)	–	596	(2,025,872)
Research and development expenses	(763,362)	–	1,531	(761,831)
General and administrative expenses	(621,973)	3,950	6,227	(611,796)
Finance cost	–	(5,501)	–	(5,501)
Net loss	(1,578,403)	(1,551)	8,663	(1,571,291)
Net loss attributable to Zhihu Inc.'s Shareholders	(1,581,157)	(1,551)	8,663	(1,574,045)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Consolidated Statement of Operations and Comprehensive Loss	Year ended December 31, 2021					
	Amounts as reported under US GAAP	IFRS adjustments				Amounts as reported under IFRS
		Classification and measurement of preferred shares (Note(a))	Issuance costs (Note(b))	Operating leases (Note(c))	Share-based compensation (Note(d))	
	RMB	*RMB*	*RMB*	*RMB*	*RMB*	*RMB*
Cost of revenues	(1,405,423)	–	–	–	890	(1,404,533)
Selling and marketing expenses	(1,634,733)	–	–	–	(64)	(1,634,797)
Research and development expenses	(619,585)	–	–	–	4,544	(615,041)
General and administrative expenses	(690,292)	–	(49,602)	2,648	(641)	(737,887)
Fair value change of financial instrument	27,846	(7,674,581)	–	–	–	(7,646,735)
Finance cost	–	–	–	(4,295)	–	(4,295)
Net loss	(1,298,880)	(7,674,581)	(49,602)	(1,647)	4,729	(9,019,981)
Accretions of convertible redeemable preferred shares to redemption value	(170,585)	170,585	–	–	–	–
Net loss attributable to Zhihu Inc.'s shareholders	(1,469,465)	(7,503,996)	(49,602)	(1,647)	4,729	(9,019,981)
Other comprehensive loss:						
– Foreign currency translation adjustments	(143,190)	(180,922)	–	–	–	(324,112)
– Convertible redeemable preferred shares' fair value change due to own credit risk	–	(87,727)	–	–	–	(87,727)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

As of December 31, 2022

Consolidated Balance Sheets	Amounts as reported under US GAAP RMB	IFRS adjustments				Amounts as reported under IFRS RMB
		Classification and measurement of preferred shares (Note(a)) RMB	Issuance costs (Note(b)) RMB	Operating leases (Note(c)) RMB	Share-based compensation (Note(d)) RMB	
Right-of-use assets	100,119	–	–	(3,369)	–	96,750
Total assets	7,656,239	–	–	(3,369)	–	7,652,870
Additional paid-in capital	13,615,042	14,962,843	99,760	–	(6,989)	28,670,656
Accumulated other comprehensive loss	(65,808)	497,575	(1,639)	–	–	430,128
Accumulated deficit	(7,861,973)	(15,460,418)	(98,121)	(3,369)	6,989	(23,416,892)
Total shareholders' equity	5,694,268	–	–	(3,369)	–	5,690,899

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

As of December 31, 2021

Consolidated Balance Sheets

	Amounts as reported under US GAAP	IFRS adjustments Classification and measurement of preferred shares (Note(a))	Issuance costs (Note(b))	Operating leases (Note(c))	Share-based compensation (Note(d))	Amounts as reported under IFRS
	RMB	RMB	RMB	RMB	RMB	RMB
Prepayments and other current assets	272,075	–	(21,874)	–	–	250,201
Right-of-use assets	126,512	–	–	(1,812)	–	124,700
Total assets	8,805,165	–	(21,874)	(1,812)	–	8,781,479
Additional paid-in capital	13,350,347	14,962,843	99,760	–	1,674	28,414,624
Accumulated other comprehensive loss	(339,118)	497,575	(1,639)	–	–	156,818
Accumulated deficit	(6,280,816)	(15,460,418)	(119,995)	(1,812)	(1,674)	(21,864,715)
Total shareholders' equity	6,738,149	–	(21,874)	(1,812)	–	6,714,463

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(a) Classification and measurement of preferred shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity. The mezzanine equity is initially recognized at the respective fair value at the date of issuance net of issuance costs and subsequently accreted to the redemption value of each series of preferred shares from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Under IFRS, the preferred shares, which are contingently redeemable at the option of the holder, are classified as financial liabilities. The convertible redeemable preferred shares are designated as financial liabilities at fair value through profit or loss, which are initially and subsequently measured at fair value. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability is presented in other comprehensive income/(loss); and the remaining amount of change in the fair value of the liability is presented in profit or loss.

Due to the difference in classification of preferred shares under U.S. GAAP and IFRS, the reconciliation includes the decrease of accretions of RMB170.6 million and nil in the consolidated statements of operations and comprehensive loss for each of the years ended December 31, 2021 and 2022, respectively and also increase in additional paid-in capital of RMB506.3 million and RMB506.3 million and also decrease in accumulated deficit, for the accretion impact that exhausted the additional paid-in capital, of RMB1,206.8 million and RMB1,206.8 million in the consolidated balance sheets as of December 31, 2021 and 2022, respectively.

In regard of the classification of financial liability under IFRS, the reconciliation includes the fair value loss of the convertible redeemable preferred shares of RMB7,674.6 million and nil in profit or loss and the fair value change that is attributable to changes in the credit risk of the convertible redeemable preferred shares of RMB87.7 million and nil in the other comprehensive income/(loss) in the consolidated statement of operations and comprehensive loss for each of the years ended December 31, 2021 and 2022, respectively.

In addition, the mezzanine equity under U.S. GAAP was translated at historical exchange rates while the financial liability under IFRS was translated at the exchange rates on the balance sheet dates. Thus, the reconciliation includes the currency translation differences of RMB180.9 million and nil in the other comprehensive income/(loss) in the consolidated statement of operations and comprehensive loss for each of the years ended December 31, 2021 and 2022, respectively.

All the preferred shares of the Company were converted into ordinary shares upon the completion of IPO in March 2021. Consequently, there was no convertible redeemable preferred share as of December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(a) Classification and measurement of preferred shares (continued)

Before January 1, 2019, the Company repurchased certain Preferred Shares. Under U.S. GAAP, the difference between the repurchase price and the carrying value of those preferred shares was recorded against additional paid-in capital. Under IFRS, the accounting impact in relation to the repurchasing preferred shares was included in the accumulated deficit.

Accordingly, the reconciliation includes an increase of RMB99.3 million and RMB99.3 million in additional paid-in capital and increase of RMB46.6 million and RMB46.6 million in accumulated deficit as of December 31, 2021 and 2022, respectively.

(b) Issuance costs

(i)   Issuance cost in relation to IPO

Under U.S. GAAP, specific incremental costs considered directly attributable to the offering of equity securities ("issuance costs") may be deferred and capitalized against the gross proceeds of the offering.

Under IFRS, only those issuance costs considered directly attributable to the issuance of new shares to investors can be capitalized. Those issuance costs considered directly attributable to the listing of existing shares on a stock exchange are not considered transaction costs that qualify for capitalization. Such costs should be expensed as incurred instead.

Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of operations and comprehensive loss of RMB49.6 million and nil for each of the years ended December 31, 2021 and 2022, respectively, in relation to the issuance costs incurred during the initial public offering and listing of the Company's ADSs in the United States in March 2021 and listing of the Company's shares in Hong Kong in April 2022.

The reconciliation also includes a decrease of prepayments and other current assets of RMB21.9 million and nil, an increase of additional paid-in capital of RMB27.7 million and RMB27.7 million, and difference in accumulated deficit of RMB49.6 million and RMB27.7 million as of December 31, 2021 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(b)   Issuance costs (continued)

(ii)   Issuance cost in relation to issuance of Preferred Shares

Under U.S. GAAP, each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs.

Under IFRS, directly attributable transaction costs in relation to the issuance of Preferred Shares are expenses as incurred that recognized as finance costs in the consolidated statements of operations and comprehensive loss.

Accordingly, the reconciliation includes an increase of RMB70.4 million and RMB70.4 million in accumulated deficit and an increase of RMB72.0 million and RMB72.0 million in additional paid-in capital as of December 31, 2021 and 2022, respectively.

(c)   Operating leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the consolidated statements of operations and comprehensive loss.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

Accordingly, the reconciliation includes a decrease in general and administrative expenses of RMB2.6 million and RMB4.0 million and increase in finance cost of RMB4.3 million and RMB5.5 million for each of the years ended December 31, 2021 and 2022, respectively.

The reconciliation also includes a difference of right-of-use assets and accumulated deficit of RMB1.8 million and RMB3.4 million as of December 31, 2021 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(d) Share-based compensation

Under U.S. GAAP, awards with performance targets met during the service period upon such as the fulfillment of a qualified successful IPO is a performance vesting condition. The fair value of such awards should not incorporate the probability of the condition vesting, but rather, recognized only when the performance condition is probable to be achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded upon the completion of the IPO. The Company is allowed to make an accounting policy election to account for awards forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized. The Company elects to account for forfeitures in the period they occur as a deduction to expense.

Under IFRS, when an award is conditional on an IPO occurring with service condition at the same time, but employee service up to the IPO date is not required, the IPO condition is a non-vesting condition which is reflected in the measurement of the fair value of such award. The share-based compensation expenses for such awards should be recognized over the service period. In regard of forfeitures of the awards, IFRS does not allow a similar policy election as U.S. GAAP. Therefore, share-based compensation expenses have to be recognized net of estimated forfeitures.

For the awards which are conditional on an IPO occurring, the required service period was completed before January 1, 2019. Thus, the corresponding share-based compensation expenses for these awards were recognized in the accumulated deficit as of January 1, 2019 under IFRS. Therefore, the reconciliation includes a decrease in cost of revenues and operating expenses of RMB6.3 million and nil for each of the years ended December 31, 2021 and 2022, respectively, and a difference of additional paid-in capital and accumulated deficit of RMB5.6 million and RMB5.6 million as of December 31, 2021 and 2022, respectively.

In relation to the difference of the forfeitures of share options and restricted shares granted under U.S. GAAP and IFRS, the reconciliation includes an increase in cost of revenues and operating expenses of RMB1.4 million and a decrease in cost of revenues and operating expenses of RMB8.7 million for each of the years ended December 31, 2021 and 2022, respectively, and a difference of additional paid-in capital and accumulated deficit of RMB7.1 million and RMB1.4 million as of December 31, 2021 and 2022, respectively.

DEFINITIONS

"Articles of Association"   the articles of association of the Company, as amended from time to time

"Auditor"   PricewaterhouseCoopers

"Board"   the board of Directors

"China" or "PRC"   the People's Republic of China and for the purposes of this document only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan

"Class A Ordinary Share(s)"   class A ordinary shares in the share capital of the Company with a par value of US$0.000125 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting

"Class B Ordinary Share(s)"   class B ordinary shares in the share capital of the Company with a par value of US$0.000125 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

"Companies Ordinance"   the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

"Company", "our Company",   Zhihu Inc. 知乎 (formerly known as "**Zhihu Technology Limited**"), a company
   or "the Company   with limited liability incorporated in the Cayman Islands on May 17, 2011

"CG Code"   the Corporate Governance Code and Corporate Governance Report set out in Appendix 14 to the Listing Rules

"connected person(s)"   has the meaning ascribed to it under the Listing Rules

"connected transaction(s)"   has the meaning ascribed to it under the Listing Rules

"Consolidated Affiliated   entities we control through the Contractual Arrangements
   Entity(ies)"

"Contractual Arrangement(s)"   the series of contractual arrangements entered into between the WFOEs, the Onshore Holdcos and the Registered Shareholders (as applicable)

"Director(s)"   the director(s) of our Company

DEFINITIONS

"Global Offering"	the Hong Kong Public Offering and the International Offering as defined and described in the Prospectus
"GAAP"	generally accepted accounting principles
"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"Latest Practicable Date"	April 21, 2023
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange
"Listing Date"	April 22, 2022, the date on which the Class A ordinary shares are listed on the Hong Kong Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules
"Mr. Zhou"	Mr. Yuan Zhou
"NYSE"	New York Stock Exchange
"Nasdaq"	Nasdaq Stock Exchange

DEFINITIONS

"Prospectus"   the prospectus of the Company dated April 11, 2022

"Reserved Matters"   those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company

"Reporting Period"   the period from the Listing Date to the year ended December 31, 2022

"RMB"   Renminbi yuan, the lawful currency of China

"Registered Shareholders"   the registered shareholders of the Onshore Holdcos, more particularly set out in the section headed "Contractual Arrangements"

"SFO"   the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

"Share(s)"   the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires

"Share Incentive Plans"   the 2012 Plan and the 2022 Plan

"Shareholder(s)"   holder(s) of the Share(s).

"Stock Exchange"   The Stock Exchange of Hong Kong Limited

"subsidiary" or "subsidiaries" has the meaning ascribed thereto in section 15 of the Companies Ordinance

"United States" or "U.S."   the United States of America, its territories, its possessions and all areas subject to its jurisdiction

"US$"   United States dollars, the lawful currency of the United States

"U.S. GAAP"   United States generally accepted accounting principles

"WFOEs", each a "WFOE"   Zhizhe Sihai, Shanghai Paya and Shanghai Zhishi Technology Co., Ltd. (上海知匙科技有限公司)

DEFINITIONS

"weighted voting rights" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights, details of which are set out in the section headed "Share Capital" in the Prospectus
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"%"	percent
"2021 Negative List"	the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Edition) issued on December 27, 2021 and effective on January 1, 2022, by the NDRC and the PRC Ministry of Commerce